UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 28, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Interim Results Announcement

30 June 2022

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

This document contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended).

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2022 to the corresponding six months of 2021 and balance sheet analysis as at 30 June 2022 with comparatives relating to 31 December 2021 and 30 June 2021. The historical financial information used for the purposes of such analysis has been restated. Please refer to Note 1 to the condensed consolidated interim financial statements contained herein for further information. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary.

The information in this announcement, which was approved by the Board of Directors on 27 July 2022, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2021, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K with the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 115 to 123 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in banking and financial markets, projected expenditures, costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations, group structure, IFRS impacts and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, the development of IFRS and other accounting standards, evolving practices with regard to the interpretation and application of accounting standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations and any related impact on provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks and incidents or similar events beyond the Group’s control, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; changes in valuation of credit market exposures; changes in valuation of issued securities; changes in credit ratings of any entity within the Group or any securities issued by such entities; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine War on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F, as amended, for the financial year ended 31 December 2021), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered profit before tax of £3.7bn and return on tangible equity (RoTE) of 10.1%, with a half year dividend of 2.25p per share and intends to initiate a further share buyback of up to £500m
C. S. Venkatakrishnan, Group Chief Executive, commented
“This has been a strong first half with Group income up 17%1 to £13.2bn and a RoTE of 10.1%.
The broad-based income growth that we achieved in the first quarter continued across all three operating businesses into the second quarter.
Our performance in the first half shows the resilience and advantage that diversification at all levels brings, both across the bank and within our businesses. It also underlines the value of investment into our three strategic priorities in next generation consumer finance, sustainable growth across the Corporate and Investment Bank (CIB), and the transition to a low-carbon economy.
Profit before tax was £3.7bn, and attributable profit was £2.5bn, after absorbing charges net of tax of £0.6bn relating to the Over-issuance of Securities.
We are alert to the pressure that the rising cost of living will have on our customers and colleagues. We have a range of measures in place to help and are looking to do more. With our resilient income growth and balance sheet strength, we can provide that support while distributing excess capital, having announced a half year dividend of 2.25p per share and an intention to initiate a further share buyback of £500m.”

Key financial metrics:
	Income	Cost: income ratio	Profit before tax	Attributable profit	RoTE	EPS	CET1 ratio	TNAV per share	Total capital return
H122	£13.2bn	69%	£3.7bn	£2.5bn	10.1%	14.8p	13.6%	297p	c.5.25p equivalent
Q222	£6.7bn	75%	£1.5bn	£1.1bn	8.7%	6.4p

H122 performance2:

●
Attributable profit was £2.5bn (H121: £3.8bn) and RoTE was 10.1% (H121: 16.1%) having reflected a £0.6bn net of tax impact for the Over-issuance of Securities in the US (Over-issuance of Securities3). Excluding this impact, RoTE was 12.5%

●
£0.6bn impact of Over-issuance of Securities is comprised of:

●
£0.4bn post tax expected net impact of the rescission offer losses, driven by £1.3bn of costs as a result of market movements and interest, substantially offset by £0.8bn of income from hedging arrangements

●
£0.2bn of costs relating to an estimated monetary penalty from the SEC

●
Excluding the impact of Over-issuance of Securities:

●
Group income was £12.4bn, up 10% year-on-year, driven by strong client activity in Markets, recovery in both Consumer, Cards and Payments (CC&P) and Barclays UK more than offsetting the impact of a weak fee pool in Investment Banking

●
Group costs were £7.7bn (H121: £7.2bn) including other litigation and conduct charges of £0.4bn (H121: £0.1bn), with operating costs (excluding litigation and conduct) up 2% year-on-year

●
On a statutory basis, including the impacts of Over-issuance of Securities:

●
Group income was £13.2bn, up 17% year-on-year, including the £0.8bn of income from hedging arrangements related to the Over-issuance of Securities

●
Credit impairment charges were £0.3bn (H121: £0.7bn net release) with provision levels broadly retained in light of an uncertain macroeconomic backdrop

●
Group costs were £9.1bn (H121: £7.3bn), including litigation and conduct charges of £1.9bn (H121: £0.2bn), including £1.5bn estimated impact of rescission offer losses in relation to the Over-Issuance of Securities and associated estimated monetary penalty from the SEC

●
Capital: Common Equity Tier 1 (CET1) ratio of 13.6% (December 2021: 15.1% and March 2022: 13.8%) and tangible net asset value (TNAV) per share of 297p (December 2021: 291p and March 2022: 294p)

●
Increased capital distributions: total capital return equivalent of c.5.25p per share, including a half year dividend of 2.25p per share. Intend to initiate a further share buyback of up to £0.5bn, which is expected to have a c.15bps CET1 ratio impact

1
Excluding the Q222 income benefit of £0.8bn from hedging arrangements related to the Over-issuance of Securities, Group income was up 10% to £12.4bn.
2
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.
3
Denotes the Over-issuance of Securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019.

Outlook:

●
Returns: Barclays continues to target a RoTE of greater than 10% in 2022

●
Income: Barclays’ diversified income streams position the Group well for the current economic and market environment and rising interest rates

●
Costs: given £1.3bn of litigation and conduct charges in Q222 and the appreciation of average USD against GBP, Barclays now expects FY22 total operating expenses to be around £16.7bn1 versus previous outlook of £15.0bn2

●
Impairment: while acknowledging macroeconomic uncertainty, the impairment charge is expected to remain below pre-pandemic levels in coming quarters given reduced unsecured lending balances and existing coverage ratios

●
Capital: Barclays continues to target a CET1 ratio within the range of 13-14%

●
Capital returns: Barclays' capital distribution policy incorporates a progressive ordinary dividend, supplemented with buybacks as appropriate. Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

1
Group cost outlook is based on an average USD/GBP FX rate of 1.23 across H222 and subject to foreign currency movements.
2
Previous FY22 Group cost outlook was based on an average USD/GBP FX rate of 1.31 throughout 2022.
Barclays Group results for the half year ended
	30.06.22	Restated1 30.06.21
	£m	£m	% Change
Net interest income	4,763	3,903	22
Net fee, commission and other income	8,441	7,412	14
Total income	13,204	11,315	17
Credit impairment (charges)/releases	(341)	742
Net operating income	12,863	12,057	7
Operating costs	(7,270)	(7,132)	(2)
Litigation and conduct	(1,857)	(176)
Total operating expenses	(9,127)	(7,308)	(25)
Other net (expenses)/ income	(3)	153
Profit before tax	3,733	4,902	(24)
Tax charge	(823)	(742)	(11)
Profit after tax	2,910	4,160	(30)
Non-controlling interests	(21)	(19)	(11)
Other equity instrument holders	(414)	(389)	(6)
Attributable profit	2,475	3,752	(34)

Performance measures
Return on average tangible shareholders' equity	10.1%	16.1%
Average tangible shareholders' equity (£bn)	48.9	46.5
Cost: income ratio	69%	65%
Loan loss rate (bps)	17	—
Basic earnings per share	14.8p	21.9p
Dividend per share	2.25p	2.0p
Share buyback announced (£m)	500	500
Total payout equivalent per share	c.5.25p	4.9p
Basic weighted average number of shares (m)	16,684	17,140	(3)
Period end number of shares (m)	16,531	16,998	(3)

	As at 30.06.2	Restated1 As at 31.12.21	Restated1 As at 30.06.21
Balance sheet and capital management2	£bn	£bn	£bn
Loans and advances at amortised cost	395.8	361.5	348.5
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.6%	1.8%
Total assets	1,589.2	1,384.3	1,376.3
Deposits at amortised cost	568.7	519.4	500.9
Tangible net asset value per share	297p	291p	280p
Common equity tier 1 ratio	13.6%	15.1%	15.0%
Common equity tier 1 capital	46.7	47.3	46.2
Risk weighted assets	344.5	314.1	307.4
UK leverage ratio	5.1%	5.2%	5.0%
UK leverage exposure	1,151.2	1,137.9	1,154.9
Average UK leverage ratio	4.7%	4.9%	4.8%
Average UK leverage exposure	1,233.5	1,229.0	1,192.7

Funding and liquidity
Group liquidity pool (£bn)	343	291	291
Liquidity coverage ratio	156%	168%	162%
Loan: deposit ratio	70%	70%	70%

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.
2
Refer to pages 55 to 62 for further information on how capital, Risk Weighted Assets (RWAs) and leverage are calculated.

Group Finance Director's Review

Group performance1, 2

●
Barclays' diversified model delivered a profit before tax of £3,733m (H121: £4,902m), RoTE of 10.1% (H121: 16.1%), and earnings per share (EPS) of 14.8p (H121: 21.9p)

●
Total income increased to £13,204m (H121: £11,315m). Barclays UK income increased 5%. Barclays International income increased 21%, with CIB income up 21% and CC&P income up 20%. Excluding the income benefit of £758m from hedging arrangements related to the Over-issuance of Securities, total Group income was £12,446m, up 10% year-on-year, Barclays International income was £9,182m, up 12% year-on-year and CIB income was £7,213m, up 10% year-on-year

●
Credit impairment charges were £341m (H121: £742m net release) reflecting low flows to delinquency and an improved UK employment outlook, partially offset by a day one charge relating to the acquisition of the GAP Inc. US credit card portfolio (the GAP portfolio). Expert judgement post-model adjustments have been maintained to incorporate customer affordability and inflationary headwinds

●
Total operating expenses increased to £9,127m (H121: £7,308m). Operating costs increased 2% to £7,270m, reflecting continued investment and business growth, the impact of inflation and the appreciation of average USD against GBP, partially offset by efficiency savings and the non-recurrence of structural cost actions, primarily relating to the real estate review in June 2021. Litigation and conduct charges were £1,857m (H121: £176m) including £1,304m estimated impact of rescission offer losses in relation to the Over-Issuance of Securities and £165m associated estimated monetary penalty from the SEC, £181m of customer remediation costs relating to a legacy loan portfolio in CC&P and £165m related to settlements in principle in respect of industry-wide devices investigations by the SEC and the Commodity Futures Trading Commission (CFTC)3. This resulted in a cost: income ratio of 69% (H121: 65%)

●
The effective tax rate (ETR) was 22.0% (H121: 15.1%). The tax charge included a £346m charge recognised for the re-measurement of the Group’s UK deferred tax assets (DTAs) due to the enactment of legislation in Q122 which will result in the UK banking surcharge rate being reduced from 8% to 3% effective from 1 April 2023. The ETR excluding the impact of this downward re-measurement of UK DTAs was 12.8% which included a 5.8% benefit relating to adjustments in respect of prior years

●
Attributable profit was £2,475m (H121: £3,752m) including the net impact of the Over-issuance of Securities net of tax, of £581m, of which £341m was in Q222

●
Total assets increased to £1,589bn (December 2021: £1,384bn) primarily due to an increase in client and trading activity, and growth in the liquidity pool

●
TNAV per share increased to 297p (December 2021: 291p) primarily reflecting 14.8p of EPS, partially offset by net negative reserve movements driven by higher interest rates

Group capital and leverage1

●
The CET1 ratio decreased by c.150bps to 13.6% (December 2021: 15.1%) as capital decreased by £0.6bn to £46.7bn and RWAs increased by £30.4bn to £344.5bn

●
c.80bps reduction to the CET1 ratio due to the expected impact of regulatory change on 1 January 2022 as CET1 capital decreased £1.7bn and RWAs increased £6.6bn

●
c.30bps reduction due to the £1bn buyback announced with FY21 results, which is well progressed

●
c.40bps reduction due to the impact of the Over-issuance of Securities. c.20bps due to the £0.6bn net of tax impact reducing CET1 capital and c.20bps due to a £4.5bn temporary increase in RWAs reflecting the hedging arrangements designed to manage the risk of the rescission offer. The hedging related RWAs are expected to reverse after the rescission offer is completed in Q322

●
Excluding the impacts above, an increase in CET1 capital of £2.7bn was offset by a £19.3bn increase in RWAs:

●
The £2.7bn increase in CET1 capital reflects profits and an increase in the currency translation reserve, offset by an accrual toward a FY22 dividend, equity coupons paid, and a decrease in the fair value through other comprehensive income reserve

●
The £19.3bn increase in RWAs was primarily due to the appreciation of USD against GBP, increased client activity within CIB and higher CC&P balances mainly driven by the GAP portfolio acquisition. This was marginally offset by the partial disposal of Barclays' equity stake in Absa Group Limited (Absa) in April 2022

●
The UK leverage ratio decreased to 5.1% (December 2021: 5.2%) primarily due to an increase in the leverage exposure of £13.3bn to £1,151.2bn

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.
2
The 6% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses.
3
See 'Other matters' on page 6 for further details.

Group funding and liquidity

●
The liquidity pool was £343bn (December 2021: £291bn) and the liquidity coverage ratio (LCR) remained significantly above the 100% regulatory requirement at 156% (December 2021: 168%), equivalent to a surplus of £119bn (December 2021: £116bn). The increase in the liquidity pool was driven by deposit growth and an increase in wholesale funding, which were partly offset by an increase in business funding consumption

●
Wholesale funding outstanding, excluding repurchase agreements, was £181.5bn (December 2021: £167.5bn). The Group issued £3.5bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in the year to date. The Group has a strong MREL position with a ratio of 30.9% of RWAs which is in excess of its regulatory requirement of 28.5%, excluding the confidential institution specific PRA buffer. The Group remains above its MREL regulatory requirement including the PRA buffer

Other matters

●
Over-issuance of Securities: since 31 March 2022, the following developments should be noted with respect to the Over-issuance of Securities:

●
On 23 May 2022, Barclays PLC and Barclays Bank PLC filed amendments to their respective Annual Reports on Form 20-F to, among other matters, restate the financial statements for the financial year ended 31 December 2021 to reflect certain impacts of the Over-issuance of Securities

●
On 23 May 2022, Barclays Bank PLC filed a shelf registration statement on Form F-3 with the SEC, which was automatically effective and under which an unlimited amount of securities may be registered, on the basis that Barclays Bank PLC is a “well-known seasoned issuer” (the “2022 F-3”). Barclays PLC also has an automatic shelf registration statement on Form F-3 filed with the SEC on 1 March 2021

●
On 1 August 2022, Barclays Bank PLC intends to launch an offer to rescind the purchase of securities that were issued in excess of Barclays Bank PLC’s shelf registration statement on Form F-3 declared effective by the SEC in 2019 (2019 F-3) and the predecessor US shelf registration statement filed in 2018 (Predecessor Shelf) by certain purchasers who purchased such securities in a distribution from Barclays Bank PLC during certain relevant periods (the rescission offer)

●
Following the launch of the rescission offer, Barclays Bank PLC is expected to resume issuances and sales of series of iPath ETNs that were not affected by the rescission offer. Barclays Bank PLC further expects to resume issuances and sales of the remaining series of iPath ETNs when the rescission offer has been completed and settlement of the rescission offer with respect to the relevant series has occurred

●
Barclays has recognised a H122 attributable profit impact of £581m relating to this matter net of tax, including a £1,304m charge recognised in costs, substantially offset by hedging arrangements which generated income of £758m, as well as an estimated monetary penalty from the SEC of £165m

●
The total balance sheet provision as at 30 June 2022 was £1,757m, of which: £1,592m relates to the estimated rescission offer losses and £165m relates to an estimated SEC monetary penalty. Barclays also expects temporary RWAs of £4.5bn, which translates to a c.20bps reduction in the CET1 ratio, from the hedging arrangements to reverse after the rescission offer has been completed in Q322

●
Barclays also expects the Review (see pages 25-26 for more detail), assisted by external counsel, of the facts and circumstances related to this matter to conclude shortly and will continue to engage with regulators

●
SEC and CFTC devices investigation: in July 2022, Barclays Bank PLC and Barclays Capital Inc. (BCI) reached an agreement in principle with the staff of the SEC's Division of Enforcement and the staff of CFTC in connection with investigations by the SEC and the CFTC of Barclays Bank PLC, BCI and other financial institutions as part of a financial industry sweep regarding compliance with record-keeping obligations in connection with business-related communications sent over unapproved electronic messaging platforms (the Devices Settlements In Principle). The SEC and the CFTC found that Barclays Bank PLC and BCI failed to comply with their respective record keeping and supervisory obligations, where such communications were sent or received by employees over electronic messaging channels that had not been approved by the bank for business use by employees. The proposed resolution with the SEC and the CFTC will include Barclays Bank PLC and BCI paying a combined $125m civil monetary penalty to the SEC and a $75m civil monetary penalty to the CFTC. Subject to final agreement of the terms of the settlements and related documentation, as well as the SEC's and CFTC's approval, the civil monetary penalties are expected to be paid during the third quarter of 2022

●
GAP portfolio acquisition: on 21 June 2022, Barclays completed the acquisition of a US credit card portfolio of $3.3bn of receivables, in partnership with GAP Inc. The acquisition reduced the Group CET1 ratio by approximately 15bps. The partnership broadens Barclays product offering in the retail sector and store cards, advancing our strategy and growth ambitions in the United States

●
Kensington Mortgage Company acquisition: on 24 June 2022 Barclays PLC announced that Barclays Bank UK PLC has agreed to acquire UK specialist mortgage lender Kensington Mortgage Company Limited, thereby broadening Barclays' capabilities and product offering in the UK mortgage market. The transaction is subject to regulatory approval and is expected to complete in late Q422 or early Q123

●
Legacy Loan Portfolio: a customer remediation provision of £181m was recognised in Q122 in relation to a legacy timeshare loan portfolio brokered by Azure Services Limited (ASL). The provision represents the best estimate as at 30 June 2022. Barclays continues to review complaints regarding legacy partner finance loans, however it is not currently possible to predict the outcome of this review

●
Absa sale: on 21 April 2022, Barclays sold 63m ordinary shares in Absa (7.4% of Absa’s issued share capital) at a price of ZAR 164.0 per share, raising aggregate gross sale proceeds of ZAR 10.3bn (£516m1)

●
Pensions: during 2019 and 2020, the UK Retirement Fund (UKRF), the Group’s main pension scheme, subscribed for non-transferable listed senior fixed rate notes for £1.25bn. Following the PRA's statement on 13 April 2022, Barclays is planning to unwind these transactions, which would result in a c.30bps reduction to the CET1 ratio, being accelerated to Q422 from 2023, 2024 and 2025. For more details, see note 16 on page 103

Capital distributions

●
Barclays is committed to maintaining an appropriate balance between delivering attractive total cash returns to shareholders, investment in the business and maintaining a strong capital position. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividends as appropriate, including with share buybacks

●
Announced a half year dividend of 2.25p per share and intention to initiate a further share buyback of up to £500m

●
Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

●
The £1.0bn buyback programme announced in FY21 results is expected to complete before the end of September 2022

Group targets

Barclays continues to target the following over the medium term:

●
Returns: RoTE of greater than 10%

●
Cost efficiency: cost: income ratio below 60%

●
Capital adequacy: CET1 ratio in the range of 13-14%

Anna Cross, Group Finance Director

1
Exchange rate GBP/ZAR 20.04 as of 21 April 2022.

Results by Business

Barclays UK	Half year ended	Half year ended
	30.06.22	30.06.21
Income statement information	£m	£m	% Change
Net interest income	2,732	2,586	6
Net fee, commission and other income	641	613	5
Total income	3,373	3,199	5
Credit impairment (charges)/releases	(48)	443
Net operating income	3,325	3,642	(9)
Operating costs	(2,083)	(2,114)	1
Litigation and conduct	(25)	(22)	(14)
Total operating expenses	(2,108)	(2,136)	1
Other net income	—	—
Profit before tax	1,217	1,506	(19)
Attributable profit	854	1,019	(16)

	As at 30.06.22	As at 31.12.21	As at 30.06.21
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	205.9	208.8	207.8
Total assets	318.8	321.2	311.2
Customer deposits at amortised cost	261.5	260.6	255.5
Loan: deposit ratio	85%	85%	87%
Risk weighted assets	72.2	72.3	72.2
Period end allocated tangible equity	9.9	10.0	9.9

	Half year ended	Half year ended
Key facts	30.06.22	30.06.21
Average loan to value of mortgage portfolio1	51%	51%
Average loan to value of new mortgage lending1	69%	69%
Number of branches	593	755
Mobile banking active customers	10.1m	9.4m
30 day arrears rate - Barclaycard Consumer UK	1.0%	1.4%

Performance measures
Return on average allocated tangible equity	17.0%	20.6%
Average allocated tangible equity (£bn)	10.0	9.9
Cost: income ratio	62%	67%
Loan loss rate (bps)	4	—
Net interest margin	2.67%	2.54%

1
Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let mortgage portfolios within the Home Loans portfolio.

Analysis of Barclays UK	Half year ended	Half year ended
	30.06.22	30.06.21
Analysis of total income	£m	£m	% Change
Personal Banking	2,099	1,910	10
Barclaycard Consumer UK	541	605	(11)
Business Banking	733	684	7
Total income	3,373	3,199	5

Analysis of credit impairment (charges)/releases
Personal Banking	(21)	50
Barclaycard Consumer UK	40	398	(90)
Business Banking	(67)	(5)
Total credit impairment (charges)/releases	(48)	443

	As at 30.06.22	As at 31.12.21	As at 30.06.21
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	167.1	165.4	162.4
Barclaycard Consumer UK	8.8	8.7	8.8
Business Banking	30.0	34.7	36.6
Total loans and advances to customers at amortised cost	205.9	208.8	207.8

Analysis of customer deposits at amortised cost
Personal Banking	197.0	196.4	191.0
Barclaycard Consumer UK	—	—	0.1
Business Banking	64.5	64.2	64.4
Total customer deposits at amortised cost	261.5	260.6	255.5

Barclays UK delivered a RoTE of 17.0% (H121: 20.6%), and a lower cost: income ratio of 62% (H121: 67%), reflecting improved income performance across Personal Banking and Business Banking, alongside reduced total operating expenses, while impairment returned to a charge following a net release in H121. Barclays UK remains well positioned, with a strong focus on supporting customers in an increasingly difficult and uncertain environment.

Income statement - H122 compared to H121

●
Profit before tax decreased to £1,217m (H121: £1,506m). RoTE was 17.0% (H121: 20.6%) reflecting the non-recurrence of a prior year credit impairment release, partially offset by the rising rate environment in the UK

●     Total income increased 5% to £3,373m. Net interest income increased 6% to £2,732m with a net interest margin (NIM) of 2.67% (H121: 2.54%) primarily driven by the rising interest rate environment in the UK. Net fee, commission and other income increased 5% to £641m

●
Personal Banking income increased 10% to £2,099m, driven by rising interest rates and the benefit of strong mortgage origination in 2021, partially offset by mortgage margin compression

●
Barclaycard Consumer UK income decreased 11% to £541m as higher transaction based revenues from improved customer spend volumes were more than offset by lower interest earning lending (IEL) balances. Lower IEL balances were impacted by higher customer repayments and reduced borrowing

●
Business Banking income increased 7% to £733m driven by rising interest rates alongside improved transaction based revenues, partially offset by lower government scheme lending income as repayments continue

●
Credit impairment charge of £48m (H121: £443m net release) driven by low flows to delinquency, improved UK employment data and reduced uncertainty around the possible effects of COVID-19, offset by increased concerns around customers' vulnerability to high inflation. As at 30 June 2022, 30 and 90 day arrears rates in UK cards were 1.0% (H121: 1.4%) and 0.2% (H121: 0.6%) respectively. The credit card and consumer loan businesses maintain appropriate provision levels in light of affordability headwinds, as reflected in a total coverage ratio of 9.2% (December 2021: 10.9%)

●
Total operating expenses decreased 1% to £2,108m driven by lower operational costs and efficiency savings, partially offset by increased investment spend and the impact of inflation

Balance sheet - 30 June 2022 compared to 31 December 2021

●
Loans and advances to customers at amortised cost decreased 1% to £205.9bn as £1.5bn of mortgage growth was more than offset by a £4.7bn decrease in Business Banking balances due to the repayment of government scheme lending and the yield curve impact from rising interest rates on the Education, Social Housing and Local Authority portfolio carrying value

●
Customer deposits at amortised cost remained broadly stable at £261.5bn, maintaining a strong loan: deposit ratio of 85% (December 2021: 85%)

●
RWAs remained stable at £72.2bn (December 2021: £72.3bn)

Barclays International	Half year ended	Restated1 Half year ended
	30.06.22	30.06.21
Income statement information	£m	£m	% Change
Net interest income	1,965	1,559	26
Net trading income	5,212	3,389	54
Net fee, commission and other income	2,763	3,270	(16)
Total income	9,940	8,218	21
Credit impairment (charges)/releases	(310)	293
Net operating income	9,630	8,511	13
Operating costs	(5,042)	(4,606)	(9)
Litigation and conduct	(1,832)	(161)
Total operating expenses	(6,874)	(4,767)	(44)
Other net income	13	22	(41)
Profit before tax	2,769	3,766	(26)
Attributable profit	2,083	2,638	(21)

	As at 30.06.22	As at 31.12.21	As at 30.06.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	167.3	133.8	121.9
Trading portfolio assets	126.9	146.9	147.1
Derivative financial instrument assets	343.5	261.5	255.4
Financial assets at fair value through the income statement	209.3	188.2	190.4
Cash collateral and settlement balances	128.5	88.1	108.5
Other assets	275.1	225.6	223.5
Total assets	1,250.6	1,044.1	1,046.8
Deposits at amortised cost	307.4	258.8	245.4
Derivative financial instrument liabilities	321.2	256.4	246.9
Loan: deposit ratio	54%	52%	50%
Risk weighted assets	263.8	230.9	223.2
Period end allocated tangible equity	38.0	33.2	31.8

	Half year ended	Restated1 Half year ended
Performance measures	30.06.22	30.06.21
Return on average allocated tangible equity	11.5%	16.3%
Average allocated tangible equity (£bn)	36.2	32.3
Cost: income ratio	69%	58%
Loan loss rate (bps)	37	—
Net interest margin	4.34%	3.95%

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.

Analysis of Barclays International
Corporate and Investment Bank	Half year ended	Restated1 Half year ended
	30.06.22	30.06.21
Income statement information	£m	£m	% Change
Net interest income	795	640	24
Net trading income	5,188	3,411	52
Net fee, commission and other income	1,988	2,522	(21)
Total income	7,971	6,573	21
Credit impairment (charges)/releases	(32)	272
Net operating income	7,939	6,845	16
Operating costs	(3,791)	(3,509)	(8)
Litigation and conduct	(1,632)	(79)
Total operating expenses	(5,423)	(3,588)	(51)
Other net income	—	1
Profit before tax	2,516	3,258	(23)
Attributable profit	1,895	2,252	(16)

	As at 30.06.22	As at 31.12.21	As at 30.06.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	125.8	100.0	91.0
Trading portfolio assets	126.7	146.7	147.0
Derivative financial instrument assets	343.4	261.5	255.3
Financial assets at fair value through the income statement	209.2	188.1	190.3
Cash collateral and settlement balances	127.7	87.2	107.7
Other assets	237.2	195.8	192.5
Total assets	1,170.0	979.3	983.8
Deposits at amortised cost	229.5	189.4	178.2
Derivative financial instrument liabilities	321.2	256.4	246.8
Risk weighted assets	227.6	200.7	194.3

	Half year ended	Restated1 Half year ended
Performance measures	30.06.22	30.06.21
Return on average allocated tangible equity	11.9%	15.9%
Average allocated tangible equity (£bn)	31.8	28.3
Cost: income ratio	68%	55%

Analysis of total income	£m	£m	% Change
FICC	3,173	2,099	51
Equities	2,463	1,709	44
Global Markets	5,636	3,808	48
Advisory	421	381	10
Equity capital markets	84	469	(82)
Debt capital markets	697	882	(21)
Investment Banking fees	1,202	1,732	(31)
Corporate lending	78	244	(68)
Transaction banking	1,055	789	34
Corporate	1,133	1,033	10
Total income	7,971	6,573	21

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.

Analysis of Barclays International
Consumer, Cards and Payments	Half year ended	Half year ended
	30.06.22	30.06.21
Income statement information	£m	£m	% Change
Net interest income	1,170	919	27
Net fee, commission, trading and other income	799	726	10
Total income	1,969	1,645	20
Credit impairment (charges)/releases	(278)	21
Net operating income	1,691	1,666	2
Operating costs	(1,251)	(1,097)	(14)
Litigation and conduct	(200)	(82)
Total operating expenses	(1,451)	(1,179)	(23)
Other net income	13	21	(38)
Profit before tax	253	508	(50)
Attributable profit	188	386	(51)

	As at 30.06.22	As at 31.12.21	As at 30.06.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	41.5	33.8	30.9
Total assets	80.6	64.8	63.0
Deposits at amortised cost	77.9	69.4	67.2
Risk weighted assets	36.2	30.2	29.0

	Half year ended	Half year ended
Key facts	30.06.22	30.06.21
30 day arrears rate – Barclaycard US	1.4%	1.6%
US cards customer FICO score distribution
<660	10%	10%
>660	90%	90%
Total number of Barclaycard payments clients	c.391,000	c.372,000
Value of payments processed (£bn)1	190	160

Performance measures
Return on average allocated tangible equity	8.5%	19.1%
Average allocated tangible equity (£bn)	4.4	4.0
Cost: income ratio	74%	72%
Loan loss rate (bps)	128	—

Analysis of total income	£m	£m	% Change
International Cards and Consumer Bank	1,229	1,050	17
Private Bank	459	393	17
Payments	281	202	39
Total income	1,969	1,645	20

1
Includes £145bn (H121: £129bn) of merchant acquiring payments.

Barclays International delivered a RoTE of 11.5% reflecting the benefits of being a diversified business. CIB delivered a RoTE of 11.9% reflecting a strong performance in FICC, partially offset by a decrease in Investment Banking fees, against a strong prior year comparative, and provisions for litigation and conduct. CC&P RoTE decreased to 8.5% as an increase in income was offset by a provision for higher customer remediation costs relating to a legacy loan portfolio and continued investment in the business.

Income statement - H122 compared to H1211

●
Profit before tax decreased 26% to £2,769m with a RoTE of 11.5% (H121: 16.3%), reflecting a RoTE of 11.9% (H121: 15.9%) in CIB and 8.5% (H121: 19.1%) in CC&P

●
The 6% appreciation of average USD against GBP positively impacted income and profits and adversely impacted impairment charges and total operating expenses

●
Total income increased to £9,940m (H121: £8,218m)

●
CIB income increased 21% to £7,971m reflecting the benefit of a diversified business model and impact of hedging arrangements

●
Global Markets income increased 48% to £5,636m. FICC income increased 51% to £3,173m, mainly in macro, reflecting higher levels of activity as we supported our clients through a period of market volatility. Equities income increased £754m to £2,463m including £758m of income related to hedging arrangements in relation to managing the risks from the rescission offer to be launched by Barclays Bank PLC in relation to the Over-issuance of Securities

●
Investment Banking fees income decreased 31% to £1,202m due to the reduced fee pool, particularly in Equity capital markets2, and a strong prior year comparative

●
Within Corporate, Transaction banking income increased 34% to £1,055m driven by deposit balance growth, improved margins and higher payments volumes. Corporate lending income decreased 68% to £78m due to losses on certain fair value lending positions and higher costs of hedging and credit protection, partially offset by the non-recurrence of a prior year fair value loan write-off on a single name

●
CC&P income increased 20% to £1,969m

●
International Cards and Consumer Bank income increased 17% to £1,229m as higher average cards balances were partially offset by higher customer acquisition costs

●
Private Bank income increased 17% to £459m, reflecting client balance growth and improved margins partially offset by the non-recurrence of a gain on a property sale in the prior year

●
Payments income increased 39% to £281m driven by turnover growth following the easing of lockdown restrictions in the past year

●
Credit impairment charges were £310m (H121: £293m net release)

●
CIB credit impairment charge of £32m (H121: £272m net release) was driven by a net increase in modelled impairment whilst there continue to be limited material single name wholesale loan charges, with the prior year including a net release resulting from an improved macroeconomic outlook scenario refresh

●
CC&P credit impairment charges increased to £278m (H121: £21m net release) driven by higher balances in US cards, including the day one impact of acquiring the GAP portfolio, partially offset by lower provisions held for uncertainty. As at 30 June 2022, 30 and 90 day arrears in US cards were 1.4% (H121: 1.6%) and 0.7% (H121: 0.9%) respectively. The US cards business continues to maintain appropriate provision levels in light of affordability headwinds

●
Total operating expenses increased 44% to £6,874m

●
CIB total operating expenses increased 51% to £5,423m. Operating costs increased 8% to £3,791m driven by investment in talent, systems and technology, and the impact of inflation. Litigation and conduct charges were £1,632m (H121: £79m) including £1,304m estimated impact of rescission offer losses in relation to the Over-Issuance of Securities and £165m associated estimated monetary penalty from the SEC, and £165m provision relating to the Devices Settlements in Principle

●
CC&P total operating expenses increased 23% to £1,451m primarily driven by £200m of litigation and conduct costs, including a provision for higher customer remediation costs relating to a legacy loan portfolio. Operating costs increased 14% driven by higher investment spend reflecting an increase in marketing and costs for existing and new partnerships

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.
2
Data source: Dealogic for the period covering 1 January to 30 June 2022.

Balance sheet - 30 June 2022 compared to 31 December 2021

●
Loans and advances at amortised cost increased £33.5bn to £167.3bn due to increased lending across CIB and CC&P, inclusive of the £2.7bn GAP portfolio acquisition and appreciation of USD against GBP, and increased investment in debt securities

●
Trading portfolio assets decreased £20.0bn to £126.9bn due to a reduction in equity securities driven by facilitation of client activity, partially offset by increased trading activity in debt securities

●
Derivative assets and liabilities increased £82.0bn and £64.8bn respectively to £343.5bn and £321.2bn driven by market volatility and increased activity in FICC and Equities

●
Financial assets at fair value through the income statement increased £21.1bn to £209.3bn driven by increased secured lending

●
Deposits at amortised cost increased £48.6bn to £307.4bn primarily due to an increase in short-term money market deposits and growth in Corporate deposits

●
RWAs increased to £263.8bn (December 2021: £230.9bn) resulting from the impact of the appreciation of USD against GBP, regulatory changes that took effect from 1 January 2022, increased client activity within CIB, an increase in respect of hedging arrangements designed to manage the risks of the rescission offer relating to the Over-issuance of Securities and higher CC&P balances driven mainly by the GAP portfolio acquisition

Head Office	Half year ended	Half year ended
	30.06.22	30.06.21
Income statement information	£m	£m	% Change
Net interest income	66	(242)
Net fee, commission and other income	(175)	140
Total income	(109)	(102)	(7)
Credit impairment releases	17	6
Net operating income	(92)	(96)	4
Operating costs	(145)	(412)	65
Litigation and conduct	—	7
Total operating expenses	(145)	(405)	64
Other net (expenses)/income	(16)	131
Loss before tax	(253)	(370)	32
Attributable (loss)/profit	(462)	95

	As at 30.06.22	Restated1 As at 31.12.21	Restated1 As at 30.06.21
Balance sheet information	£bn	£bn	£bn
Total assets	19.8	19.0	18.3
Risk weighted assets	8.6	11.0	12.0
Period end allocated tangible equity	1.1	5.5	5.9

	Half year ended	Half year ended
Performance measures	30.06.22	30.06.21
Average allocated tangible equity (£bn)	2.7	4.3

Income statement - H122 compared to H121

●
Loss before tax was £253m (H121: £370m)

●
Total income was an expense of £109m (H121: £102m expense) which primarily reflected hedge accounting, funding costs on legacy capital instruments, treasury items as well as a £42m loss on sale from the partial disposal of Barclays’ equity stake in Absa in April 2022. This was partially offset by a one-off gain of £86m from the sale and leaseback of UK data centres and the recognition of dividends on Barclays’ equity stake in Absa

●
Total operating expenses reduced to £145m (H121: £405m) reflecting the non-recurrence of the £266m charge related to structural cost actions taken as part of the real estate review in June 2021

●
Other net income was an expense of £16m (H121: £131m income) driven by a fair value loss in Barclays associate investment holding in the Business Growth Fund

Balance sheet - 30 June 2022 compared to 31 December 2021

●
RWAs reduced to £8.6bn (December 2021: £11.0bn) reflecting the partial sale of Barclays' equity stake in Absa in April 2022. The sale resulted in an increase to Barclays' CET1 ratio of c.10bps

1
2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.

Quarterly Results Summary

Barclays Group
	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420	Q320
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,422	2,341	2,230	1,940	2,052	1,851	1,845	2,055
Net fee, commission and other income	4,286	4,155	2,930	3,525	3,363	4,049	3,096	3,149
Total income	6,708	6,496	5,160	5,465	5,415	5,900	4,941	5,204
Credit impairment (charges)/releases	(200)	(141)	31	(120)	797	(55)	(492)	(608)
Net operating income	6,508	6,355	5,191	5,345	6,212	5,845	4,449	4,596
Operating costs	(3,682)	(3,588)	(3,514)	(3,446)	(3,587)	(3,545)	(3,480)	(3,391)
UK bank levy	—	—	(170)	—	—	—	(299)	—
Litigation and conduct	(1,334)	(523)	(92)	(129)	(143)	(33)	(47)	(76)
Total operating expenses	(5,016)	(4,111)	(3,776)	(3,575)	(3,730)	(3,578)	(3,826)	(3,467)
Other net income/(expenses)	7	(10)	13	94	21	132	23	18
Profit before tax	1,499	2,234	1,428	1,864	2,503	2,399	646	1,147
Tax charge	(209)	(614)	(104)	(292)	(246)	(496)	(163)	(328)
Profit after tax	1,290	1,620	1,324	1,572	2,257	1,903	483	819
Non-controlling interests	(20)	(1)	(27)	(1)	(15)	(4)	(37)	(4)
Other equity instrument holders	(199)	(215)	(218)	(197)	(194)	(195)	(226)	(204)
Attributable profit	1,071	1,404	1,079	1,374	2,048	1,704	220	611

Performance measures
Return on average tangible shareholders' equity	8.7%	11.5%	9.0%	11.4%	17.6%	14.7%	1.8%	5.1%
Average tangible shareholders' equity (£bn)	49.0	48.8	48.0	48.3	46.5	46.5	47.6	48.3
Cost: income ratio	75%	63%	73%	65%	69%	61%	77%	67%
Loan loss rate (bps)	20	15	—	13	—	6	56	69
Basic earnings per share	6.4p	8.4p	6.4p	8.0p	11.9p	9.9p	1.3p	3.5p
Basic weighted average number of shares (m)	16,684	16,682	16,985	17,062	17,140	17,293	17,300	17,298
Period end number of shares (m)	16,531	16,762	16,752	16,851	16,998	17,223	17,359	17,353

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	395.8	371.7	361.5	353.0	348.5	345.8	342.6	344.4
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.5%	1.6%	1.7%	1.8%	2.2%	2.4%	2.5%
Total assets	1,589.2	1,496.1	1,384.3	1,406.5	1,376.3	1,379.7	1,349.5	1,421.7
Deposits at amortised cost	568.7	546.5	519.4	510.2	500.9	498.8	481.0	494.6
Tangible net asset value per share	297p	294p	291p	286p	280p	267p	269p	275p
Common equity tier 1 ratio	13.6%	13.8%	15.1%	15.3%	15.0%	14.6%	15.1%	14.6%
Common equity tier 1 capital	46.7	45.3	47.3	47.2	46.2	45.9	46.3	45.5
Risk weighted assets	344.5	328.8	314.1	307.7	307.4	313.4	306.2	310.7
UK leverage ratio	5.1%	5.0%	5.2%	5.1%	5.0%	5.0%	5.3%	5.2%
UK leverage exposure	1,151.2	1,123.5	1,137.9	1,162.7	1,154.9	1,145.4	1,090.9	1,095.1
Average UK leverage ratio	4.7%	4.8%	4.9%	4.9%	4.8%	4.9%	5.0%	5.1%
Average UK leverage exposure	1,233.5	1,179.4	1,229.0	1,201.1	1,192.7	1,174.9	1,146.9	1,111.1

Funding and liquidity
Group liquidity pool (£bn)	343	320	291	293	291	290	266	327
Liquidity coverage ratio	156%	159%	168%	161%	162%	161%	162%	181%
Loan: deposit ratio	70%	68%	70%	69%	70%	69%	71%	70%

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.
2
Refer to pages 55 to 62 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q222	Q122	Q421	Q321	Q221	Q121	Q420	Q320
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,393	1,339	1,313	1,303	1,305	1,281	1,317	1,280
Net fee, commission and other income	331	310	386	335	318	295	309	270
Total income	1,724	1,649	1,699	1,638	1,623	1,576	1,626	1,550
Credit impairment (charges)/releases	—	(48)	59	(137)	520	(77)	(170)	(233)
Net operating income	1,724	1,601	1,758	1,501	2,143	1,499	1,456	1,317
Operating costs	(1,085)	(998)	(1,202)	(1,041)	(1,078)	(1,036)	(1,134)	(1,095)
UK bank levy	—	—	(36)	—	—	—	(50)	—
Litigation and conduct	(16)	(9)	(5)	(10)	(19)	(3)	4	(25)
Total operating expenses	(1,101)	(1,007)	(1,243)	(1,051)	(1,097)	(1,039)	(1,180)	(1,120)
Other net (expenses)/income	—	—	(1)	1	—	—	6	(1)
Profit before tax	623	594	514	451	1,046	460	282	196
Attributable profit	458	396	420	317	721	298	160	113

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	205.9	207.3	208.8	208.6	207.8	205.7	205.4	203.9
Total assets	318.8	317.2	321.2	312.1	311.2	309.1	289.1	294.5
Customer deposits at amortised cost	261.5	260.3	260.6	256.8	255.5	247.5	240.5	232.0
Loan: deposit ratio	85%	85%	85%	86%	87%	88%	89%	91%
Risk weighted assets	72.2	72.7	72.3	73.2	72.2	72.7	73.7	76.2
Period end allocated tangible equity	9.9	10.1	10.0	10.0	9.9	10.0	9.7	10.0

Performance measures
Return on average allocated tangible equity	18.4%	15.6%	16.8%	12.7%	29.1%	12.0%	6.5%	4.5%
Average allocated tangible equity (£bn)	10.0	10.1	10.0	10.0	9.9	9.9	9.8	10.1
Cost: income ratio	64%	61%	73%	64%	68%	66%	73%	72%
Loan loss rate (bps)	—	9	—	24	—	14	31	43
Net interest margin	2.71%	2.62%	2.49%	2.49%	2.55%	2.54%	2.56%	2.51%

Analysis of Barclays UK	Q222	Q122	Q421	Q321	Q221	Q121	Q420	Q320
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,077	1,022	983	990	987	923	895	833
Barclaycard Consumer UK	265	276	352	293	290	315	354	362
Business Banking	382	351	364	355	346	338	377	355
Total income	1,724	1,649	1,699	1,638	1,623	1,576	1,626	1,550

Analysis of credit impairment (charges)/releases
Personal Banking	(42)	21	8	(30)	72	(22)	(68)	(48)
Barclaycard Consumer UK	84	(44)	114	(108)	434	(36)	(78)	(106)
Business Banking	(42)	(25)	(63)	1	14	(19)	(24)	(79)
Total credit impairment (charges)/releases	—	(48)	59	(137)	520	(77)	(170)	(233)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	167.1	166.5	165.4	164.6	162.4	160.4	157.3	155.7
Barclaycard Consumer UK	8.8	8.4	8.7	8.6	8.8	8.7	9.9	10.7
Business Banking	30.0	32.4	34.7	35.4	36.6	36.6	38.2	37.5
Total loans and advances to customers at amortised cost	205.9	207.3	208.8	208.6	207.8	205.7	205.4	203.9

Analysis of customer deposits at amortised cost
Personal Banking	197.0	196.6	196.4	193.3	191.0	186.0	179.7	173.2
Barclaycard Consumer UK	—	—	—	—	0.1	0.1	0.1	0.1
Business Banking	64.5	63.7	64.2	63.5	64.4	61.4	60.7	58.7
Total customer deposits at amortised cost	261.5	260.3	260.6	256.8	255.5	247.5	240.5	232.0

Barclays International
	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420	Q320
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,029	936	955	749	811	748	614	823
Net trading income	2,766	2,446	789	1,515	1,455	1,934	1,372	1,528
Net fee, commission and other income	1,321	1,442	1,766	1,673	1,553	1,717	1,500	1,430
Total income	5,116	4,824	3,510	3,937	3,819	4,399	3,486	3,781
Credit impairment (charges)/releases	(209)	(101)	(23)	18	271	22	(291)	(370)
Net operating income	4,907	4,723	3,487	3,955	4,090	4,421	3,195	3,411
Operating costs	(2,537)	(2,505)	(2,160)	(2,310)	(2,168)	(2,438)	(2,133)	(2,227)
UK bank levy	—	—	(134)	—	—	—	(240)	—
Litigation and conduct	(1,319)	(513)	(84)	(100)	(140)	(21)	(9)	(28)
Total operating expenses	(3,856)	(3,018)	(2,378)	(2,410)	(2,308)	(2,459)	(2,382)	(2,255)
Other net income	5	8	3	15	13	9	9	9
Profit before tax	1,056	1,713	1,112	1,560	1,795	1,971	822	1,165
Attributable profit	783	1,300	818	1,191	1,207	1,431	441	782

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	167.3	144.8	133.8	125.9	121.9	123.5	122.7	128.0
Trading portfolio assets	126.9	134.1	146.9	144.8	147.1	131.1	127.7	122.3
Derivative financial instrument assets	343.5	288.8	261.5	257.0	255.4	269.4	301.8	295.9
Financial assets at fair value through the income statement	209.3	203.8	188.2	200.5	190.4	197.5	170.7	178.2
Cash collateral and settlement balances	128.5	132.0	88.1	115.9	108.5	109.7	97.5	121.8
Other assets	275.1	255.5	225.6	231.8	223.5	221.7	221.4	261.7
Total assets	1,250.6	1,159.0	1,044.1	1,075.9	1,046.8	1,052.9	1,041.8	1,107.9
Deposits at amortised cost	307.4	286.1	258.8	253.3	245.4	251.2	240.5	262.4
Derivative financial instrument liabilities	321.2	277.2	256.4	252.3	246.9	260.2	300.4	293.3
Loan: deposit ratio	54%	51%	52%	50%	50%	49%	51%	49%
Risk weighted assets	263.8	245.1	230.9	222.7	223.2	230.0	222.3	224.7
Period end allocated tangible equity	38.0	35.6	33.2	31.8	31.8	32.7	30.2	30.5

Performance measures
Return on average allocated tangible equity	8.4%	14.8%	9.9%	14.9%	14.9%	17.7%	5.8%	10.2%
Average allocated tangible equity (£bn)	37.3	35.1	32.9	31.8	32.4	32.3	30.5	30.6
Cost: income ratio	75%	63%	68%	61%	60%	56%	68%	60%
Loan loss rate (bps)	49	28	7	—	—	(7)	90	112
Net interest margin	4.52%	4.15%	4.14%	4.02%	3.96%	3.92%	3.41%	3.79%

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.

Analysis of Barclays International

Corporate and Investment Bank	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420	Q320
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	410	385	432	279	370	270	110	305
Net trading income	2,738	2,450	774	1,467	1,494	1,917	1,397	1,535
Net fee, commission and other income	885	1,103	1,426	1,383	1,115	1,407	1,131	1,065
Total income	4,033	3,938	2,632	3,129	2,979	3,594	2,638	2,905
Credit impairment (charges)/releases	(65)	33	73	128	229	43	(52)	(187)
Net operating income	3,968	3,971	2,705	3,257	3,208	3,637	2,586	2,718
Operating costs	(1,870)	(1,921)	(1,562)	(1,747)	(1,623)	(1,886)	(1,603)	(1,716)
UK bank levy	—	—	(128)	—	—	—	(226)	—
Litigation and conduct	(1,314)	(318)	(59)	(99)	(78)	(1)	2	(3)
Total operating expenses	(3,184)	(2,239)	(1,749)	(1,846)	(1,701)	(1,887)	(1,827)	(1,719)
Other net income	—	—	1	—	—	1	2	1
Profit before tax	784	1,732	957	1,411	1,507	1,751	761	1,000
Attributable profit	579	1,316	695	1,085	989	1,263	413	627

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	125.8	109.6	100.0	93.8	91.0	94.3	92.4	96.8
Trading portfolio assets	126.7	134.0	146.7	144.7	147.0	130.9	127.5	122.2
Derivative financial instruments assets	343.4	288.7	261.5	256.9	255.3	269.4	301.7	295.9
Financial assets at fair value through the income statement	209.2	203.8	188.1	200.4	190.3	197.3	170.4	177.9
Cash collateral and settlement balances	127.7	131.2	87.2	115.1	107.7	108.8	96.7	121.0
Other assets	237.2	222.5	195.8	200.4	192.5	190.8	194.9	228.9
Total assets	1,170.0	1,089.8	979.3	1,011.3	983.8	991.5	983.6	1,042.7
Deposits at amortised cost	229.5	214.7	189.4	185.8	178.2	185.2	175.2	195.6
Derivative financial instrument liabilities	321.2	277.1	256.4	252.2	246.8	260.2	300.3	293.2
Risk weighted assets	227.6	213.5	200.7	192.5	194.3	201.3	192.2	193.3

Performance measures
Return on average allocated tangible equity	7.1%	17.1%	9.7%	15.6%	14.0%	17.9%	6.3%	9.5%
Average allocated tangible equity (£bn)	32.7	30.8	28.7	27.8	28.4	28.2	26.3	26.4
Cost: income ratio	79%	57%	66%	59%	57%	53%	69%	59%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,529	1,644	546	803	895	1,204	812	1,000
Equities	1,411	1,052	501	757	777	932	542	691
Global Markets	2,940	2,696	1,047	1,560	1,672	2,136	1,354	1,691
Advisory	236	185	287	253	218	163	232	90
Equity capital markets	37	47	158	186	226	243	104	122
Debt capital markets	281	416	511	532	429	453	418	398
Investment Banking fees	554	648	956	971	873	859	754	610
Corporate lending	(47)	125	176	168	38	206	186	232
Transaction banking	586	469	453	430	396	393	344	372
Corporate	539	594	629	598	434	599	530	604
Total income	4,033	3,938	2,632	3,129	2,979	3,594	2,638	2,905

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.

Analysis of Barclays International

Consumer, Cards and Payments	Q222	Q122	Q421	Q321	Q221	Q121	Q420	Q320
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	619	551	522	471	441	478	504	518
Net fee, commission, trading and other income	464	335	356	337	399	327	344	358
Total income	1,083	886	878	808	840	805	848	876
Credit impairment (charges)/releases	(144)	(134)	(96)	(110)	42	(21)	(239)	(183)
Net operating income	939	752	782	698	882	784	609	693
Operating costs	(667)	(584)	(598)	(563)	(545)	(552)	(530)	(511)
UK bank levy	—	—	(6)	—	—	—	(14)	—
Litigation and conduct	(5)	(195)	(25)	(1)	(62)	(20)	(11)	(25)
Total operating expenses	(672)	(779)	(629)	(564)	(607)	(572)	(555)	(536)
Other net income	5	8	2	15	13	8	7	8
Profit/(loss) before tax	272	(19)	155	149	288	220	61	165
Attributable profit/(loss)	204	(16)	123	106	218	168	28	155

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	41.5	35.2	33.8	32.1	30.9	29.2	30.3	31.2
Total assets	80.6	69.2	64.8	64.6	63.0	61.4	58.2	65.2
Deposits at amortised cost	77.9	71.4	69.4	67.5	67.2	66.0	65.3	66.8
Risk weighted assets	36.2	31.6	30.2	30.2	29.0	28.8	30.1	31.4

Performance measures
Return on average allocated tangible equity	17.8%	(1.5)%	11.7%	10.5%	21.8%	16.5%	2.7%	14.7%
Average allocated tangible equity (£bn)	4.6	4.3	4.2	4.0	4.0	4.1	4.2	4.2
Cost: income ratio	62%	88%	72%	70%	72%	71%	65%	61%
Loan loss rate (bps)	132	145	105	127	—	27	286	211

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	691	538	552	490	517	533	576	600
Private Bank	245	214	200	188	214	179	174	171
Payments	147	134	126	130	109	93	98	105
Total income	1,083	886	878	808	840	805	848	876

Head Office
	Q222	Q122	Q421	Q321	Q221	Q121	Q420	Q320
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	—	66	(38)	(112)	(64)	(178)	(86)	(48)
Net fee, commission and other income	(132)	(43)	(11)	2	37	103	(85)	(79)
Total income	(132)	23	(49)	(110)	(27)	(75)	(171)	(127)
Credit impairment releases/(charges)	9	8	(5)	(1)	6	—	(31)	(5)
Net operating expenses	(123)	31	(54)	(111)	(21)	(75)	(202)	(132)
Operating costs	(60)	(85)	(152)	(95)	(341)	(71)	(213)	(69)
UK bank levy	—	—	—	—	—	—	(9)	—
Litigation and conduct	1	(1)	(3)	(19)	16	(9)	(42)	(23)
Total operating expenses	(59)	(86)	(155)	(114)	(325)	(80)	(264)	(92)
Other net income/(expenses)	2	(18)	11	78	8	123	8	10
Loss before tax	(180)	(73)	(198)	(147)	(338)	(32)	(458)	(214)
Attributable (loss)/profit	(170)	(292)	(159)	(134)	120	(25)	(381)	(284)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	19.8	19.9	19.0	18.5	18.3	17.7	18.6	19.3
Risk weighted assets1	8.6	11.0	11.0	11.8	12.0	10.7	10.2	9.8
Period end allocated tangible equity1	1.1	3.6	5.5	6.3	5.9	3.3	6.8	7.1

Performance measures1
Average allocated tangible equity (£bn)	1.7	3.6	5.1	6.5	4.2	4.3	7.3	7.6

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 and Restatement of financial statements (Note 1) on page 87 for more information.

Performance Management

Margins and balances
	Half year ended 30.06.22			Half year ended 30.06.21
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	2,732	206,524	2.67	2,586	204,930	2.54
Barclays International1	1,883	88,607	4.29	1,518	77,413	3.95
Total Barclays UK and Barclays International	4,615	295,131	3.15	4,104	282,343	2.93
Other2	148			(201)
Total Barclays Group	4,763			3,903

1
Barclays International margins include the lending related investment bank business.
2
Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.

The Group’s combined product and equity structural hedge notional as at 30 June 2022 was £256bn (30 June 2021: £198bn), with an average duration of close to 3 years (2021: average duration close to 3 years). Gross structural hedge contributions of £879m (H121: £689m) and net structural hedge contributions of £83m (H121: £592m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.06.22	£m	£m	%
Barclays UK	1,393	205,834	2.71
Barclays International1	1,016	92,371	4.41
Total Barclays UK and Barclays International	2,409	298,205	3.24

Three months ended 31.03.22
Barclays UK	1,339	207,607	2.62
Barclays International1	867	84,838	4.15
Total Barclays UK and Barclays International	2,206	292,445	3.06

Three months ended 31.12.21
Barclays UK	1,313	209,064	2.49
Barclays International1	848	81,244	4.14
Total Barclays UK and Barclays International	2,161	290,308	2.95

Three months ended 30.09.21
Barclays UK	1,303	207,692	2.49
Barclays International1	783	77,364	4.02
Total Barclays UK and Barclays International	2,086	285,056	2.90

Three months ended 30.06.21
Barclays UK	1,305	205,168	2.55
Barclays International1	763	77,330	3.96
Total Barclays UK and Barclays International	2,068	282,498	2.94

1
Barclays International margins include the lending related investment bank business.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance in the management of risk in the Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The framework identifies nine principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Further detail on the Group’s principal risks and previously identified material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2021 (pages 202 to 223), or online at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period other than as set out below.

Material existing and emerging risks

Set out below are details of two additional material risks identified in H122 which potentially impact one or more principal risks.

Internal control over financial reporting and disclosure controls and procedures

The Group is subject to requirements under the Sarbanes-Oxley Act of 2002, as amended, to perform system and process evaluation and testing of its internal control over financial reporting to allow management to assess the effectiveness of its internal controls. In connection with the offer and sale of securities by Barclays Bank PLC in excess of the amounts registered under the 2019 F-3 and Predecessor Shelf (see “Over-issuance of US securities under Barclays Bank PLC's US shelf registration statements” below), management has concluded that the Group had a material weakness in relation to certain aspects of its internal control environment and that, as a consequence, its internal control over financial reporting as at 31 December 2021 was not effective under the applicable Committee of Sponsoring Organizations Framework and its disclosure controls and procedures were not effective as at such date. The material weakness that has been identified relates to a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits. As a result of this weakness, Barclays Bank PLC issued securities in excess of the amounts under the US shelf registration statements referred to above.

Remediation efforts have begun and the Group is taking steps to strengthen internal controls relating to securities issuance to address the material weakness. However, internal control systems (no matter how well designed) have inherent limitations and may not prevent or detect further misstatements or errors (whether of a similar or different character to the foregoing). If the Group fails to maintain an effective internal control environment or its disclosure controls and procedures are not effective, the Group could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which could cause investors to lose confidence in the Group's reported financial information. This could in turn limit the Group's access to capital markets, negatively impact its results of operations, and lead to a negative impact on the trading price of its securities. Additionally, ineffective internal control over financial reporting could expose the Group to increased risk of fraud or misuse of corporate assets and subject it to potential regulatory investigations and civil or criminal sanctions. Any of the foregoing could have a material adverse effect on Barclays Bank PLC’s and the Group's business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.

Over-issuance of US securities under Barclays Bank PLC's US shelf registration statements

The Group may be subject to claims for rescission or damages and regulatory enforcement actions in connection with certain sales of securities issued by Barclays Bank PLC materially in excess of the amounts set forth in prior registration statements as set out under “Internal control over financial reporting and disclosure controls and procedures” above.

The securities that were issued in excess of these amounts comprise structured notes and exchange traded notes (ETNs). As such, certain offers and sales were not made in compliance with the US Securities Act of 1933, as amended (Securities Act), giving rise to rights of rescission for certain purchasers of the securities. As a result, Barclays Bank PLC has elected to make a rescission offer (Rescission Offer) to eligible purchasers of the relevant affected securities, which it intends to launch on 1 August 2022.

As previously disclosed, the Group is conducting a review (the Review), assisted by external counsel, of the facts and circumstances relating to the sale of the relevant affected securities in excess of amounts registered under such US shelf registration statements and, among other things, the control environment related to such sales. The Review is at an advanced stage and reports on its progress have been made to the Group’s management team, the Group Board, and regulators, including the SEC Divisions of Enforcement and Corporation Finance. Such reports have included, among other things: (i) an assessment that the issuance of securities in excess of the maximum aggregate offering price for BBPLC’s 2019 US Shelf resulted from a failure to monitor issuances during the period in which Barclays Bank PLC’s status changed from a “well-known seasoned issuer” to an “ineligible issuer” for US securities law purposes, which required Barclays Bank PLC to pre-register a set amount of securities to be issued under its US Shelf with the SEC; (ii) confirmation that the Review has not identified any evidence of intentional misconduct; and (iii) the discovery that, while the vast majority of the over-issuance occurred under the 2019 US Shelf, a small portion of the over-issuance also occurred under the Predecessor Shelf.

The Group is also conducting an internal review involving a five-year look-back at limits in other issuance programmes. Management has assessed as remote the risk of material financial impact associated with issuance limits other than where pre-registration of securities is required; therefore the focus of the review has been on programmes with external regulatory limits related to securities issuance. This review has not identified any other breach of an external regulatory limit in any issuance programme used by a member of the Group. Management has identified an instance where a limit imposed solely for internal governance reasons was exceeded when taking into account a large security held on the Group's own balance sheet issued under a non-SEC registered debt issuance programme which did not have an external limit, although the breach of the internal limit did not give rise to any rights on the part of investors and did not constitute a material weakness. Nevertheless, there can be no assurance that the ongoing internal or external counsel reviews will not identify additional facts and information that could be material to an evaluation of this aspect of the Group's control environment.

Under Section 12(a)(1) of the Securities Act, certain purchasers of unregistered securities have a right to recover, upon the tender of such security, the consideration paid for such security with interest, less the amount of any income received, or damages if the purchaser no longer owns the security (Rescission Price). Pursuant to the Rescission Offer, Barclays Bank PLC will offer to repurchase the relevant affected securities at the Rescission Price. Although the Rescission Offer is expected to reduce liability with respect to potential private civil claims, it will not necessarily prevent such claims from being asserted against Barclays Bank PLC and/or its affiliates, including claims under applicable US federal securities laws.

Further, the Rescission Offer does not bar the SEC or other authorities from pursuing enforcement actions against Barclays Bank PLC and its affiliates, which are expected to result in fines, penalties and/or other sanctions. The Group is engaged with, and responding to inquiries and requests for information from, various regulators, including the SEC. The SEC’s investigation into this matter is at an advanced stage and the Group has had preliminary discussions with the staff of the SEC’s Division of Enforcement about resolving this matter.

As at 30 June 2022, Barclays PLC has recognised a balance sheet provision of £1,757m (December 2021: £220m) in relation to this matter, out of which £1,592m (December 2021: £220m) relates to the over-issuance of structured notes and £165m (December 2021: nil) relates to liabilities that could be incurred arising out of ongoing discussions in respect of a potential SEC resolution. A contingent liability exists in relation to the over-issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential civil claims or enforcement actions taken against Barclays Bank PLC and its affiliates but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions, there is currently no indication of the exact timing for resolution and it is not practicable to provide an estimate of the financial effects.

The final cost of the Rescission Offer will be impacted by a number of factors, including prevailing market conditions. Prior to the completion of the Rescission Offer, the amount of the provision in relation to the over-issuance of structured notes will fluctuate, perhaps materially, due, in part, to the volatility of the market prices for the structured notes subject to the Rescission Offer. While Barclays Bank PLC and/or its affiliates have entered into hedging arrangements designed to minimise the volatility, such arrangements cannot by their very nature completely hedge the exposures, which may mean the final impact of the Rescission Offer may materially differ from the £1,592m provision reflected as at 30 June 2022. In addition, the hedging arrangements may be modified, may not prove effective (in existing or modified form), may expire prior to the end of the Rescission Offer and do not cover any other losses arising out of potential private civil claims or enforcement actions. The provision of £165m in relation to the potential SEC resolution may also be impacted by the ultimate outcome of the ongoing discussions. Any of the foregoing could result in material additional losses for the Group.

Any liabilities, claims or actions in connection with the over-issuance of securities under the 2019 F-3 and the Predecessor Shelf could have a material adverse effect on Barclays Bank PLC's and the Group's business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.

Management has concluded that, by virtue of the fact that there was a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits, the Group had a material weakness in relation to certain aspects of its internal control environment and, as a consequence, its internal control over financial reporting and disclosure controls and procedures as at 31 December 2021 were not effective. Further details on such material weakness are set out under “Internal control over financial reporting and disclosure controls and procedures” above.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 June 2022. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 June 2022.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as expected credit loss (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,110	23,805	3,012	186,927	218	780	753	1,751	185,176
Barclays International	32,053	3,251	1,674	36,978	679	821	826	2,326	34,652
Head Office	3,852	215	688	4,755	2	16	346	364	4,391
Total Barclays Group retail	196,015	27,271	5,374	228,660	899	1,617	1,925	4,441	224,219
Barclays UK	35,915	2,267	862	39,044	131	49	117	297	38,747
Barclays International	120,470	11,916	1,022	133,408	254	198	287	739	132,669
Head Office	186	1	23	210	—	—	21	21	189
Total Barclays Group wholesale1	156,571	14,184	1,907	172,662	385	247	425	1,057	171,605
Total loans and advances at amortised cost	352,586	41,455	7,281	401,322	1,284	1,864	2,350	5,498	395,824
Off-balance sheet loan commitments and financial guarantee contracts2	373,544	24,429	1,146	399,119	275	233	17	525	398,594
Total3	726,130	65,884	8,427	800,441	1,559	2,097	2,367	6,023	794,418

	As at 30.06.22				Half year ended 30.06.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	3.3	25.0	0.9		14		2
Barclays International	2.1	25.3	49.3	6.3		253		138
Head Office	0.1	7.4	50.3	7.7		(18)		—
Total Barclays Group retail	0.5	5.9	35.8	1.9		249		22
Barclays UK	0.4	2.2	13.6	0.8		36		19
Barclays International	0.2	1.7	28.1	0.6		75		11
Head Office	—	—	91.3	10.0		—		—
Total Barclays Group wholesale1	0.2	1.7	22.3	0.6		111		13
Total loans and advances at amortised cost	0.4	4.5	32.3	1.4		360		18
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	1.0	1.5	0.1		(42)
Other financial assets subject to impairment3						23
Total4	0.2	3.2	28.1	0.8		341

1
Includes Wealth UK and Private Banking exposures measured on an individual customer exposure basis, and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLS) of £8.1bn that are managed on a collective basis and reported within BUK Retail. The net impact is a difference in total exposure of £4.3bn of balances reported as wholesale loans on page 35 in the Loans and advances at amortised cost by product disclosure.
2
Excludes loan commitments and financial guarantees of £21.1bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £197.3bn and impairment allowance of £149m. This comprises £11m ECL on £195.0bn Stage 1 assets, £2m on £2.1bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £136m on £143m Stage 3 other assets.
4
The loan loss rate is 17bps after applying the total impairment charge of £341m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,695	22,779	2,915	186,389	261	949	728	1,938	184,451
Barclays International	25,981	2,691	1,566	30,238	603	795	858	2,256	27,982
Head Office	3,735	429	705	4,869	2	36	347	385	4,484
Total Barclays Group retail	190,411	25,899	5,186	221,496	866	1,780	1,933	4,579	216,917
Barclays UK	35,571	1,917	969	38,457	153	43	111	307	38,150
Barclays International	92,341	13,275	1,059	106,675	187	192	458	837	105,838
Head Office	542	2	21	565	—	—	19	19	546
Total Barclays Group wholesale1	128,454	15,194	2,049	145,697	340	235	588	1,163	144,534
Total loans and advances at amortised cost	318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451
Off-balance sheet loan commitments and financial guarantee contracts2	312,142	34,815	1,298	348,255	217	302	23	542	347,713
Total3	631,007	75,908	8,533	715,448	1,423	2,317	2,544	6,284	709,164

	As at 31.12.21				Half year ended 31.12.21
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	4.2	25.0	1.0		(227)		—
Barclays International	2.3	29.5	54.8	7.5		181		60
Head Office	0.1	8.4	49.2	7.9		—		—
Total Barclays Group retail	0.5	6.9	37.3	2.1		(46)		—
Barclays UK	0.4	2.2	11.5	0.8		122		32
Barclays International	0.2	1.4	43.2	0.8		(197)		—
Head Office	—	—	90.5	3.4		—		—
Total Barclays Group wholesale1	0.3	1.5	28.7	0.8		(75)		—
Total loans and advances at amortised cost	0.4	4.9	34.8	1.6		(121)		—
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	0.9	1.8	0.2		(514)
Other financial assets subject to impairment3						(18)
Total	0.2	3.1	29.8	0.9		(653)

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures, including BBLS of £9.4bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £6.0bn of balances reported as wholesale loans on page 35 in the Loans and advances at amortised cost by product disclosure.
2
Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn and impairment allowance of £114m. This comprises £6m ECL on £154.9bn Stage 1 assets, £1m on £157.0bn Stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances and £107m on £110m Stage 3 other assets.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	150,883	16,269	1,700	765	18,734	2,110	171,727
Credit cards, unsecured loans and other retail lending	43,628	5,918	303	273	6,494	2,510	52,632
Wholesale loans	158,075	15,814	84	329	16,227	2,661	176,963
Total	352,586	38,001	2,087	1,367	41,455	7,281	401,322

Impairment allowance
Home loans	19	29	6	6	41	398	458
Credit cards, unsecured loans and other retail lending	860	1,329	100	126	1,555	1,448	3,863
Wholesale loans	405	264	2	2	268	504	1,177
Total	1,284	1,622	108	134	1,864	2,350	5,498

Net exposure
Home loans	150,864	16,240	1,694	759	18,693	1,712	171,269
Credit cards, unsecured loans and other retail lending	42,768	4,589	203	147	4,939	1,062	48,769
Wholesale loans	157,670	15,550	82	327	15,959	2,157	175,786
Total	351,302	36,379	1,979	1,233	39,591	4,931	395,824

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.2	0.4	0.8	0.2	18.9	0.3
Credit cards, unsecured loans and other retail lending	2.0	22.5	33.0	46.2	23.9	57.7	7.3
Wholesale loans	0.3	1.7	2.4	0.6	1.7	18.9	0.7
Total	0.4	4.3	5.2	9.8	4.5	32.3	1.4

As at 31.12.21
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,058	17,133	1,660	707	19,500	2,122	169,680
Credit cards, unsecured loans and other retail lending	37,840	5,102	300	248	5,650	2,332	45,822
Wholesale loans	132,967	15,246	306	391	15,943	2,781	151,691
Total	318,865	37,481	2,266	1,346	41,093	7,235	367,193

Impairment allowance
Home loans	19	46	6	7	59	397	475
Credit cards, unsecured loans and other retail lending	824	1,493	85	123	1,701	1,504	4,029
Wholesale loans	363	248	4	3	255	620	1,238
Total	1,206	1,787	95	133	2,015	2,521	5,742

Net exposure
Home loans	148,039	17,087	1,654	700	19,441	1,725	169,205
Credit cards, unsecured loans and other retail lending	37,016	3,609	215	125	3,949	828	41,793
Wholesale loans	132,604	14,998	302	388	15,688	2,161	150,453
Total	317,659	35,694	2,171	1,213	39,078	4,714	361,451

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.7	0.3
Credit cards, unsecured loans and other retail lending	2.2	29.3	28.3	49.6	30.1	64.5	8.8
Wholesale loans	0.3	1.6	1.3	0.8	1.6	22.3	0.8
Total	0.4	4.8	4.2	9.9	4.9	34.8	1.6

Loans and advances at amortised cost by selected sectors

The table below presents a breakdown of drawn exposure and impairment allowance for loans and advances at amortised cost with stage allocation for selected industry sectors within the wholesale loans portfolio. As the nature of macroeconomic uncertainty has evolved from the COVID-19 pandemic towards high inflation, supply chain constraints and consumer demand headwinds, so has the selected population under management focus.

The gross loans and advances to selected sectors have remained stable over the year. The small increase in provisions is informed by the improved macroeconomic outlook used in the Q222 scenario refresh, offset by management judgments to reflect the risk of uncertainty still prevailing within these sectors. The wholesale portfolio also benefits from a hedge protection programme that enables effective risk management against credit losses. An additional £0.1bn (December 2021: £0.1bn) impairment allowance has been applied to the undrawn exposures not included in the table below.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.22	£m	£m	£m	£m	£m	£m	£m	£m
Autos	914	370	2	1,286	10	5	—	15
Consumer manufacture	3,498	1,587	215	5,300	45	27	47	119
Discretionary retail and wholesale	5,811	1,311	240	7,362	34	21	45	100
Hospitality and leisure	3,817	1,755	352	5,924	33	35	41	109
Passenger travel	807	318	107	1,232	11	5	12	28
Real estate	14,001	2,509	550	17,060	89	45	107	241
Steel and aluminium manufacturers	610	75	7	692	6	1	1	8
Total	29,458	7,925	1,473	38,856	228	139	253	620
Total of wholesale exposures (%)	19%	49%	55%	22%	56%	52%	50%	53%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m
Autos	656	295	2	953	3	3	—	6
Consumer manufacture	3,904	1,304	211	5,419	18	22	43	83
Discretionary retail and wholesale	5,413	1,197	230	6,840	47	20	54	121
Hospitality and leisure	4,348	1,613	384	6,345	28	33	44	105
Passenger travel	856	285	143	1,284	30	8	40	78
Real estate	13,620	3,314	518	17,452	65	53	93	211
Steel and aluminium manufacturers	415	75	6	496	2	3	1	6
Total	29,212	8,083	1,494	38,789	193	142	275	610
Total of wholesale exposures (%)	22%	51%	54%	26%	53%	56%	44%	49%

UK Commercial real estate exposure continues to remain well collateralised, however it has been included within the latest selected sector scoping as the broader real estate sector remains under pressure due to pricing and affordability concerns, as well as construction input costs and supply chain issues adding to the uncertainty, in particular across non-investment grade exposures.

The coverage ratio for selected sectors has broadly remained consistent at 1.6% as at 30 June 2022. Non-default coverage has marginally increased from 0.9% as at 31 December 2021 to 1.0% as at 30 June 2022.

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in the Barclays PLC Annual Report 2021 (Page 348). Transfers between stages in the table have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 6-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2022	148,058	19	19,500	59	2,122	397	169,680	475
Transfers from Stage 1 to Stage 2	(5,725)	(1)	5,725	1	—	—	—	—
Transfers from Stage 2 to Stage 1	5,131	18	(5,131)	(18)	—	—	—	—
Transfers to Stage 3	(197)	—	(234)	(5)	431	5	—	—
Transfers from Stage 3	19	1	133	3	(152)	(4)	—	—
Business activity in the period1	14,723	4	339	1	1	—	15,063	5
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4,151)	(22)	(506)	2	(69)	16	(4,726)	(4)
Final repayments	(6,975)	—	(1,092)	(2)	(210)	(3)	(8,277)	(5)
Disposals	—	—	—	—	—	—	—	—
Write-offs2	—	—	—	—	(13)	(13)	(13)	(13)
As at 30 June 20223	150,883	19	18,734	41	2,110	398	171,727	458

Credit cards, unsecured loans and other retail lending
As at 1 January 2022	37,840	824	5,650	1,701	2,332	1,504	45,822	4,029
Transfers from Stage 1 to Stage 2	(2,572)	(67)	2,572	67	—	—	—	—
Transfers from Stage 2 to Stage 1	1,689	422	(1,689)	(422)	—	—	—	—
Transfers to Stage 3	(444)	(11)	(516)	(222)	960	233	—	—
Transfers from Stage 3	30	13	49	9	(79)	(22)	—	—
Business activity in the period1	8,231	354	294	32	20	5	8,545	391
Refinements to models used for calculation4	—	43	—	187	—	96	—	326
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes5	1,678	(691)	413	240	94	285	2,185	(166)
Final repayments	(2,673)	(23)	(251)	(27)	(140)	(29)	(3,064)	(79)
Disposals6	(151)	(4)	(28)	(10)	(122)	(69)	(301)	(83)
Write-offs2	—	—	—	—	(555)	(555)	(555)	(555)
As at 30 June 20223	43,628	860	6,494	1,555	2,510	1,448	52,632	3,863

1
Business activity in the period does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'. Business activity reported within Credit cards, unsecured loans and other retail lending portfolio includes GAP portfolio acquisition in US cards of £2.7bn.
2
In H122, gross write-offs amounted to £768m (H121: £1,001m) and post write-off recoveries amounted to £36m (H121: £31m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £732m (H121: £970m).
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £197.3bn (December 21: £155.2bn) and an impairment allowance of £149m (December 21: £114m). This comprises £11m ECL (December 21: £6m) on £195.0bn stage 1 assets (December 21: £154.9bn), £2m (December 21: £1m) on £2.1bn stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 21: £0.2bn) and £136m (FY21: £107m) on £143m stage 3 other assets (December 21: £110m).
4
Refinements to models used for calculation reported within Credit cards, unsecured loans and other retail lending portfolio include a £0.3bn movement in US cards. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
5
Transfers and risk parameter changes include a £0.2bn (December 21: £0.3bn) net release in ECL arising from a reclassification of £1.4bn (December 21: £1.9bn) gross loans and advances from Stage 2 to Stage 1 in Credit cards, unsecured loans and other retail lending portfolio. The reclassification followed a review of back-testing of results which indicated that accuracy of origination probability of default characteristics required management adjustments to correct. The re-classification was first established in Q220.
6
The £0.3bn disposals reported within Credit cards, unsecured loans and other retail lending portfolio includes £0.2bn sale of NFL portfolio within US cards and £0.1bn of debt sales undertaken during the year.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Wholesale loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2022	132,967	363	15,943	255	2,781	620	151,691	1,238
Transfers from Stage 1 to Stage 2	(5,129)	(29)	5,129	29	—	—	—	—
Transfers from Stage 2 to Stage 1	5,544	41	(5,544)	(41)	—	—	—	—
Transfers to Stage 3	(676)	(3)	(405)	(6)	1,081	9	—	—
Transfers from Stage 3	114	9	200	17	(314)	(26)	—	—
Business activity in the period1	28,927	40	1,670	14	108	14	30,705	68
Refinements to models used for calculation2	—	(66)	—	(42)	—	(374)	—	(482)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes3	12,529	79	1,048	70	(634)	555	12,943	704
Final repayments	(16,201)	(29)	(1,783)	(28)	(115)	(48)	(18,099)	(105)
Disposals4	—	—	(31)	—	(46)	(46)	(77)	(46)
Write-offs5	—	—	—	—	(200)	(200)	(200)	(200)
As at 30 June 20226	158,075	405	16,227	268	2,661	504	176,963	1,177

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								(4)
Credit cards, unsecured loans and other retail lending								472
Wholesale loans								185
ECL movement excluding assets derecognised due to disposals and write-offs								653
Recoveries and reimbursements7								(47)
Exchange and other adjustments8								(246)
Impairment release on loan commitments and other financial guarantees								(42)
Impairment charge on other financial assets6								23
Income statement charge for the period								341

1
Business activity in the period does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'.
2
Refinements to models used for calculation reported within Wholesale loans relates to a £0.5bn movement in Business Banking. This relates to an update in the underlying ECL model that now fully recognises the 100% government guarantee against Barclays Bounce Back Loans exposure.
3
"Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes" reported within Wholesale loans also include assets of £0.5bn de-recognised due to payment received on defaulted loans from government guarantees issued under government’s Bounce Back Loans Scheme.
4
The £0.1bn disposals reported within Wholesale loans relates to debt sales undertaken during the year.
5
In H122, gross write-offs amounted to £768m (H121: £1,001m) and post write-off recoveries amounted to £36m (H121: £31m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £732m (H121: £970m).
6
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £197.3bn (December 21: £155.2bn) and impairment allowance of £149m (December 21: £114m). This comprises £11m ECL (December 21: £6m) on £195.0bn stage 1 assets (December 21: £154.9bn), £2m (December 21: £1m) on £2.1bn stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 21: £157.0bn) and £136m (December 21: £107m) on £143m stage 3 other assets (December 21: £110m).
7
Recoveries and reimbursements includes a net gain in relation to reimbursements from financial guarantee contracts held with third parties of £11m (H121 loss: £216m) and post write off recoveries of £36m (H121: £31m).
8
Exchange and other adjustments includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2022	10,833	—	532	—	3	—	11,368	—
Net transfers between stages	39	—	(39)	—	—	—	—	—
Business activity in the period	8,146	—	—	—	—	—	8,146	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6,354)	—	(12)	—	—	—	(6,366)	—
Limit management and final repayments	(172)	—	(22)	—	—	—	(194)	—
As at 30 June 2022	12,492	—	459	—	3	—	12,954	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2022	122,819	50	5,718	61	218	20	128,755	131
Net transfers between stages	(1,277)	23	935	(18)	342	(5)	—	—
Business activity in the period	26,892	1	212	—	—	—	27,104	1
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	9,385	3	(1,267)	20	(288)	2	7,830	25
Limit management and final repayments	(3,740)	(1)	(209)	(3)	(36)	—	(3,985)	(4)
As at 30 June 2022	154,079	76	5,389	60	236	17	159,704	153

Wholesale loans
As at 1 January 2022	178,490	167	28,565	241	1,077	3	208,132	411
Net transfers between stages	9,775	36	(9,709)	(37)	(66)	1	—	—
Business activity in the period	37,358	19	2,864	24	1	—	40,223	43
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	17,712	(9)	1,510	(22)	140	(5)	19,362	(36)
Limit management and final repayments	(36,362)	(14)	(4,649)	(33)	(245)	1	(41,256)	(46)
As at 30 June 2022	206,973	199	18,581	173	907	—	226,461	372

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Total management adjustments to impairment allowance are presented by product below:

Overview of management adjustments to models for impairment allowance1

	As at 30.06.22		As at 31.12.21
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances
	£m	%	£m	%
Home loans	76	16.6	103	21.7
Credit cards, unsecured loans and other retail lending	785	19.6	1,362	32.7
Wholesale loans2	426	27.5	21	1.3
Total	1,287	21.4	1,486	23.6

Management adjustments to models for impairment allowance1

	Impairment allowance pre management adjustments3	Economic uncertainty adjustments	Other adjustments	Total Adjustments	Total impairment allowance4
		(a)	(b)	(a+b)
As at 30.06.22	£m	£m	£m	£m	£m
Home loans	382	43	33	76	458
Credit cards, unsecured loans and other retail lending	3,229	578	207	785	4,014
Wholesale loans	1,125	417	9	426	1,551
Total	4,736	1,038	249	1,287	6,023

As at 31.12.21
Home loans	372	72	31	103	475
Credit cards, unsecured loans and other retail lending	2,798	1,217	145	1,362	4,160
Wholesale loans	1,628	403	(382)	21	1,649
Total	4,798	1,692	(206)	1,486	6,284

1
Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2
Proportion of management adjustments to impairment allowances has increased in wholesale loans primarily driven by release of offsetting PMA to recognise BBLS government guarantees of £0.4bn; now captured through the model. Excluding this, proportion of management adjustments to impairment allowances remain materially stable compare to previous year.
3
Includes £4.1bn (December 2021: £4.1bn) of modelled ECL, £0.4bn (December 2021: £0.5bn) of individually assessed impairments and £0.2bn (December 2021: £0.2bn) ECL from non-modelled exposures.
4
Total impairment allowance consists of ECL stock on drawn and undrawn exposure.

Economic uncertainty adjustments

Throughout the COVID-19 pandemic in 2020 and 2021, macroeconomic forecasts anticipated lasting impacts to unemployment levels and customer and client stress. However, the most recent macroeconomic outlook suggests the concerns over the spread of COVID-19 in major economies has receded and normalisation of customer behaviour has been observed, but uncertainty persists: Russia’s invasion of Ukraine is affecting global energy markets and food prices; China’s ‘zero-COVID’ policy is putting pressure on stretched supply chains; and labour markets continue to generate inflationary pressures. Credit deterioration could still occur as emerging supply chain disruption and inflationary pressures challenge economic stability; and economic consensus may not capture the range of arising economic uncertainty.

Given this backdrop, COVID-19 related expert judgements have been materially replaced by provisions for customers and clients considered most vulnerable to rising costs and supply chain disruption. This uncertainty continues to be captured in two distinct ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to the emerging economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.

The economic uncertainty adjustments of £1.0bn (FY21: £1.7bn) include customer and client uncertainty provisions of £0.8bn (FY21: £1.5bn) and model uncertainty provisions of £0.2bn (FY21: £0.2bn).

Customer and client uncertainty provisions include an adjustment of £0.8bn (FY21: £1.5bn) which has been applied to customers and clients considered potentially vulnerable to the emerging economic instability in light of inflationary and supply chain concerns. This adjustment is split between credit cards, unsecured loans and other retail lending £0.5bn (FY21: £0.8bn) and wholesale loans £0.3bn (FY21: £0.3bn). The reduction in the credit cards, unsecured loans and other retail lending-related adjustment is due to unwinding of COVID-19 related expert judgements partially offset by provisions booked for customers and clients considered more vulnerable to rising costs and slowing consumer demand.

Furthermore, a previously held 2021 adjustment of £0.4bn to amend probabilities of default (PDs), informed by pre COVID-19 levels, is no longer required as the normalisation of customer behaviour is now captured within the modelled output.

Model uncertainty provisions £0.2bn (2021: £0.2bn) informed by modelled provisions following the updated Q222 scenario.

Other adjustments

Other adjustments are operational in nature and are expected to remain in place until they can be corrected in the underlying models. These adjustments result from data limitations and model performance related issues identified through established governance processes. The quantum of adjustments has reduced in response to the macroeconomic variable refresh in Q222 as well as model enhancements made during H122. Material adjustments comprise the following:

Home loans: The low average loan to value (LTV) nature of the UK Home Loans portfolio means that modelled ECL estimates are low. An adjustment is made to maintain an appropriate level of ECL informed by model monitoring.

Credit cards, unsecured loans and other retail lending: Includes the estimated ECL impact from adoption of the new definition of default under the Capital Requirements Regulation, the Day 1 provision for the GAP portfolio acquisition in US cards, an annual update to the qualitative measures used in high risk account management (HRAM) and adjustments for model inaccuracies informed by model monitoring; partially offset by a reclassification of loans and advances from Stage 2 to Stage 1 in credit cards. The reclassification followed a review of back-testing results which indicated that accuracy of origination probability of default characteristics requires management adjustments to correct and was first established in Q220. This adjustment has been reduced, driven by the improved macroeconomic scenarios in Q222.

Wholesale loans: Management adjustments of £(0.4)bn within wholesale loans in 2021 principally comprised an adjustment applied on bounce back loans of £(0.4)bn to reverse out the modelled charge which did not consider the government guarantee when calculating the ECL. This adjustment is no longer needed due to model enhancements.

Measurement uncertainty

Management has applied economic uncertainty and other adjustments to modelled ECL outputs. Economic uncertainty adjustments have been applied to customers and clients considered most vulnerable to rising costs and supply chain disruption. As a result, ECL is higher than would be the case if it were based on forecast economic scenarios alone.

The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays’ internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include key economic variables, (including GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately seven years.

Scenarios used to calculate the Group’s ECL charge were refreshed in Q222. The current Baseline scenario reflects the latest consensus economic forecasts. Unemployment rates remain low, close to current levels. As inflation expectations drift higher, central banks tighten monetary policy sharply. In 2023, the UK Bank Rate reaches 2.75%, while the US Federal Funds Rate peaks at 3.25%. Rising borrowing charges and falling real wages subtract from growth through lower investment and household consumption. In the Downside 2 scenario, with inflation expectations rising, the central banks have to raise interest rates very sharply. The UK Bank Rate and the US Federal Funds Rate both reach 5.0% in Q223. Higher borrowing costs derail the economy and unemployment peaks in Q124 at 9.2% in the UK and 9.5% in the US. Given already stretched valuations, the sharp increase in mortgage servicing costs sees house prices decrease very sharply. In the Upside 2 scenario, supply disruptions get resolved, while the aggregate demand is supported by a release of household savings. GDP growth accelerates. Recovering labour force participation limits domestic inflationary pressures, while lower energy prices add some downward pressure on prices globally.

The methodology for estimating probability weights used in calculating ECL involves simulating a range of future paths for UK and US GDP using historical data. The five scenarios are mapped against the distribution of these future paths, with the median centred around the Baseline such that scenarios further from the Baseline attract a lower weighting. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the ECL estimation are also used for Barclays’ internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables. For example, mortgages are highly sensitive to house prices; credit cards and unsecured consumer loans are highly sensitive to unemployment.

The decrease in the Upside scenario weightings and increase in the Baseline weighting were driven by: (i) continued growth in UK/US GDP which resulted in a narrower fan of future GDP paths; and (ii) generally less favourable GDP projections across scenarios, increasing the distance between Upside 2 and Baseline scenario paths. For further details see page 48.

COVID-19 related expert judgements have been materially replaced by provisions for customers and clients considered most vulnerable to rising costs and supply chain disruption. The economic uncertainty adjustments of £1.0bn (FY21: £1.7bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.8bn (FY21: £1.5bn) and a model uncertainty provision of £0.2bn (FY21: £0.2bn). For further details, see pages 41 to 35.

The tables below show the key consensus macroeconomic variables used in the scenarios (5-year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. The 5-year average table provides additional transparency.

Baseline average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	3.9	1.7	1.6	1.6	1.6
UK unemployment2	4.0	4.1	3.9	3.9	3.9
UK HPI3	4.3	1.0	2.2	2.5	2.8
UK bank rate	1.5	2.7	2.4	2.1	2.0
US GDP1	3.3	2.2	2.1	2.1	2.1
US unemployment4	3.6	3.5	3.5	3.5	3.5
US HPI5	4.1	3.4	3.4	3.4	3.4
US federal funds rate	1.5	3.2	2.9	2.7	2.5
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	4.9	2.3	1.9	1.7
UK unemployment2	4.8	4.7	4.5	4.3	4.2
UK HPI3	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP1	5.5	3.9	2.6	2.4	2.4
US unemployment4	5.5	4.2	3.6	3.6	3.6
US HPI5	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

1
Average Real GDP seasonally adjusted change in year.
2
Average UK unemployment rate 16-year+.
3
Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4
Average US civilian unemployment rate 16-year+.
5
Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	3.1	(4.8)	(0.4)	4.3	3.6
UK unemployment2	5.2	8.4	8.6	6.8	5.9
UK HPI3	0.2	(26.2)	(3.6)	17.9	10.2
UK bank rate	1.8	4.7	4.3	2.6	2.3
US GDP1	2.4	(4.1)	(0.2)	3.4	2.7
US unemployment4	4.6	8.0	9.0	7.1	5.8
US HPI5	(0.2)	(11.7)	(0.2)	5.5	3.5
US federal funds rate	1.8	4.8	4.6	3.6	3.0
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	0.2	(4.0)	2.8	4.3
UK unemployment2	4.8	7.2	9.0	7.6	6.3
UK HPI3	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP1	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment4	5.5	6.4	9.1	8.1	6.4
US HPI5	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0

1
Average Real GDP seasonally adjusted change in year.
2
Average UK unemployment rate 16-year+.
3
Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4
Average US civilian unemployment rate 16-year+.
5
Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	3.5	(1.6)	0.6	3.0	2.6
UK unemployment2	4.6	6.2	6.2	5.3	4.9
UK HPI3	2.3	(13.2)	(0.8)	10.0	6.5
UK bank rate	1.6	3.8	3.4	2.4	2.0
US GDP1	2.7	(1.0)	1.1	2.9	2.5
US unemployment4	4.1	5.7	6.2	5.3	4.6
US HPI5	1.9	(4.4)	1.6	4.4	3.4
US federal funds rate	1.7	3.9	3.8	3.2	2.8
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	2.8	(0.7)	2.3	2.9
UK unemployment2	4.8	6.2	6.8	6.0	5.3
UK HPI3	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP1	5.5	1.6	(0.4)	2.4	2.7
US unemployment4	5.5	5.4	6.6	6.1	5.2
US HPI5	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8

1
Average Real GDP seasonally adjusted change in year.
2
Average UK unemployment rate 16-year+.
3
Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4
Average US civilian unemployment rate 16-year+.
5
Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	5.0	5.2	3.1	2.4	2.0
UK unemployment2	3.8	3.7	3.6	3.6	3.6
UK HPI3	6.5	11.2	6.2	4.7	3.7
UK bank rate	1.2	1.5	1.4	1.3	1.3
US GDP1	4.0	4.9	3.6	3.4	3.4
US unemployment4	3.4	3.0	3.1	3.1	3.1
US HPI5	5.4	5.5	4.6	4.5	4.5
US federal funds rate	1.1	2.2	1.9	1.7	1.5
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	7.2	4.0	2.7	2.1
UK unemployment2	4.8	4.5	4.1	4.0	4.0
UK HPI3	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP1	5.5	5.3	4.1	3.5	3.4
US unemployment4	5.5	3.9	3.4	3.3	3.3
US HPI5	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0

1
Average Real GDP seasonally adjusted change in year.
2
Average UK unemployment rate 16-year+.
3
Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4
Average US civilian unemployment rate 16-year+.
5
Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	4.5	3.5	2.4	2.0	1.8
UK unemployment2	3.9	3.8	3.8	3.8	3.8
UK HPI3	5.4	6.3	4.1	3.6	3.2
UK bank rate	1.3	2.0	1.6	1.5	1.5
US GDP1	3.7	3.7	3.0	2.9	2.9
US unemployment4	3.5	3.2	3.3	3.3	3.3
US HPI5	4.7	4.4	4.0	3.9	3.9
US federal funds rate	1.3	2.4	2.2	1.9	1.8
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	6.0	3.1	2.3	1.9
UK unemployment2	4.8	4.6	4.3	4.2	4.1
UK HPI3	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP1	5.5	4.6	3.4	2.9	2.9
US unemployment4	5.5	4.0	3.5	3.5	3.5
US HPI5	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1

1
Average Real GDP seasonally adjusted change in year.
2
Average UK unemployment rate 16-year+.
3
Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4
Average US civilian unemployment rate 16-year+.
5
Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.22
Scenario probability weighting	14.0	25.6	37.8	15.2	7.4
As at 31.12.21
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0

Specific bases show the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.22%		%	%	%	%
UK GDP2	16.8	12.8	2.1	(1.1)	(5.9)
UK unemployment3	3.6	3.8	4.0	6.6	9.2
UK HPI4	36.7	24.8	2.6	(13.6)	(30.8)
UK bank rate	0.8	0.8	2.1	4.0	5.0
US GDP2	20.2	16.1	2.4	(0.5)	(5.0)
US unemployment3	3.0	3.2	3.5	6.5	9.5
US HPI4	27.0	22.9	3.5	(2.6)	(13.4)
US federal funds rate	0.3	0.3	2.6	4.1	5.0

As at 31.12.21
UK GDP2	21.4	18.3	3.4	(1.6)	(1.6)
UK unemployment3	4.0	4.1	4.5	7.0	9.2
UK HPI4	35.7	23.8	2.4	(12.7)	(29.9)
UK bank rate	0.1	0.1	0.7	2.8	4.0
US GDP2	22.8	19.6	3.4	1.5	(1.3)
US unemployment3	3.3	3.5	4.1	6.8	9.5
US HPI4	53.3	45.2	6.2	2.2	(5.0)
US federal funds rate	0.1	0.1	0.8	2.3	3.5

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q122 (2021: Q121).
2
Maximum growth relative to Q421 (2021: Q420), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate (CAGR) in Baseline; minimum growth relative to Q421 (2021: Q420), based on 20 quarter period in Downside scenarios.
3
Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q421 (2021: Q420), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q421 (2021: Q420), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.22%		%	%	%	%
UK GDP2	3.5	2.8	2.1	1.6	1.1
UK unemployment3	3.7	3.8	4.0	5.5	7.0
UK HPI4	6.4	4.5	2.6	0.6	(1.5)
UK bank rate	1.3	1.6	2.1	2.7	3.1
US GDP2	3.9	3.2	2.4	1.6	0.8
US unemployment3	3.1	3.3	3.5	5.2	6.9
US HPI4	4.9	4.2	3.5	1.4	(0.8)
US federal funds rate	1.7	1.9	2.6	3.1	3.6

As at 31.12.21
UK GDP2	4.4	3.9	3.4	2.7	1.8
UK unemployment3	4.3	4.4	4.5	5.8	7.0
UK HPI4	6.3	4.4	2.4	0.3	(2.0)
UK bank rate	0.3	0.5	0.7	1.7	2.3
US GDP2	4.4	3.9	3.4	2.4	1.3
US unemployment3	3.9	4.0	4.1	5.7	7.1
US HPI4	8.9	7.7	6.2	3.6	1.4
US federal funds rate	0.5	0.6	0.8	1.5	2.1

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.
2
5-year yearly average CAGR, starting 2021 (2021: 2020).
3
5-year average. Period based on 20 quarters from Q122 (2021: Q121).
4
5-year quarter end CAGR, starting Q421 (2021: Q420).

ECL under 100% weighted scenarios for modelled portfolios

The table below shows the ECL assuming scenarios have been 100% weighted. Model exposures are allocated to a stage based on the individual scenario rather than through a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve to the final reported weighted ECL from the individual scenarios as a balance may be assigned to a different stage dependent on the scenario. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures. For Credit cards, unsecured loans and other retail lending, an average EAD measure is used (12-month or lifetime, depending on stage allocation in each scenario). Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.

All ECL using a model is included, with the exception of Treasury assets (£7.7m of ECL). Non-modelled exposures and management adjustments are excluded. Management adjustments can be found in the Management adjustments to models for impairment section.

Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 30 June 2022 and not on macroeconomic scenarios.

The Downside 2 scenario represents a severe global recession with substantial falls in both UK and US GDP. Unemployment in UK markets rises towards 9.2% and US markets rises towards 9.5% and there are substantial falls in asset prices including housing. Under the Downside 2 scenario, model exposure moves between stages as the economic environment weakens. This can be seen in the movement of £22.1bn of model exposure into Stage 2 between the Weighted and Downside 2 scenario. ECL increases in Stage 2 predominantly due to unsecured portfolios as economic conditions deteriorate.

	Scenarios
As at 30 June 2022	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	142,668	144,569	143,881	142,882	141,536	139,553
Credit cards, unsecured loans and other retail lending	46,225	46,906	46,692	46,446	45,324	44,057
Wholesale loans	183,356	189,252	187,709	183,570	178,233	167,303
Stage 1 Model ECL (£m)
Home loans	3	2	2	2	4	10
Credit cards, unsecured loans and other retail lending	341	329	333	338	353	372
Wholesale loans	250	210	224	237	296	329
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.7	0.7	0.7	0.7	0.8	0.8
Wholesale loans	0.1	0.1	0.1	0.1	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	18,684	16,783	17,471	18,470	19,815	21,799
Credit cards, unsecured loans and other retail lending	8,699	7,741	8,048	8,448	9,932	11,658
Wholesale loans	23,702	17,806	19,349	23,489	28,825	39,755
Stage 2 Model ECL (£m)
Home loans	13	8	9	11	20	40
Credit cards, unsecured loans and other retail lending	1,531	1,306	1,378	1,468	1,840	2,318
Wholesale loans	463	348	382	438	604	1,091
Stage 2 Coverage (%)
Home loans	0.1	—	0.1	0.1	0.1	0.2
Credit cards, unsecured loans and other retail lending	17.6	16.9	17.1	17.4	18.5	19.9
Wholesale loans	2.0	2.0	2.0	1.9	2.1	2.7
Stage 3 Model Exposure (£m)
Home loans	1,631	1,631	1,631	1,631	1,631	1,631
Credit cards, unsecured loans and other retail lending	1,797	1,797	1,797	1,797	1,797	1,797
Wholesale loans1	2,431	2,431	2,431	2,431	2,431	2,431
Stage 3 Model ECL (£m)
Home loans	313	301	305	309	328	357
Credit cards, unsecured loans and other retail lending	1,207	1,183	1,191	1,222	1,218	1,212
Wholesale loans1	61	56	58	60	66	73
Stage 3 Coverage (%)
Home loans	19.2	18.5	18.7	18.9	20.1	21.9
Credit cards, unsecured loans and other retail lending	67.2	65.8	66.3	68.0	67.8	67.4
Wholesale loans1	2.5	2.3	2.4	2.5	2.7	3.0
Total Model ECL (£m)
Home loans	329	311	316	322	352	407
Credit cards, unsecured loans and other retail lending	3,079	2,818	2,902	3,028	3,411	3,902
Wholesale loans1	774	614	664	735	966	1,493
Total Model ECL	4,182	3,743	3,882	4,085	4,729	5,802

1
Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £376m is reported as individually assessed impairments in the table below.

Reconciliation to total ECL	£m
Total model ECL	4,182
ECL from individually assessed impairments	376
ECL from non-modelled and other management adjustments1	1,465
Total ECL	6,023

1
Includes £1.3bn post-model adjustments of which £0.1bn is included as part of total model ECL and £0.2bn ECL from non-modelled exposures.

The dispersion of results around the Baseline is an indication of uncertainty around the future projections. The disclosure highlights the results of the alternative scenarios enabling the reader to understand the extent of the impact on exposure and ECL from the upside/downside scenarios. Consequently, the use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 2.4%, largely driven by credit card losses which have more linear loss profiles than UK home loans and wholesale loan positions.

Home loans: Total weighted ECL of £329m represents a 2.2% increase over the Baseline ECL (£322m), and coverage ratios remain steady across the Upside scenarios, Baseline and Downside 1 scenario. However, total ECL increases in the Downside 2 scenario to £407m, driven by a significant fall in UK HPI (30.8%) reflecting the non-linearity of the UK portfolio.

Credit cards, unsecured loans and other retail lending: Total weighted ECL of £3,079m represents a 1.7% increase over the Baseline ECL (£3,028m) reflecting the range of economic scenarios used, mainly impacted by unemployment and other key retail variables. Total ECL increases to £3,902m under Downside 2 scenario, mainly driven by Stage 2, where coverage rates increase to 19.9% from a weighted scenario approach of 17.6% and circa £3.0bn increase in model exposure that meets the Significant Increase in Credit Risk criteria and transitions from Stage 1 to Stage 2.

Wholesale loans: Total weighted ECL of £774m represents an 5.3% increase over the Baseline ECL (£735m) reflecting the range of economic scenarios used, with exposures in the Corporate and Investment Bank particularly sensitive to the Downside 2 scenario.

	Scenarios
As at 31 December 2021	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	137,279	139,117	138,424	137,563	135,544	133,042
Credit cards, unsecured loans and other retail lending	45,503	46,170	45,963	45,751	43,131	38,820
Wholesale loans	174,249	177,453	176,774	175,451	169,814	161,998
Stage 1 Model ECL (£m)
Home loans	4	2	2	3	6	14
Credit cards, unsecured loans and other retail lending	324	266	272	279	350	418
Wholesale loans	290	240	262	286	327	350
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.7	0.6	0.6	0.6	0.8	1.1
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	22,915	21,076	21,769	22,631	24,649	27,151
Credit cards, unsecured loans and other retail lending	7,200	6,260	6,521	6,795	9,708	14,290
Wholesale loans	32,256	29,052	29,732	31,054	36,692	44,507
Stage 2 Model ECL (£m)
Home loans	15	10	11	12	22	47
Credit cards, unsecured loans and other retail lending	1,114	925	988	1,058	1,497	3,295
Wholesale loans	572	431	467	528	851	1,510
Stage 2 Coverage (%)
Home loans	0.1	—	0.1	0.1	0.1	0.2
Credit cards, unsecured loans and other retail lending	15.5	14.8	15.2	15.6	15.4	23.1
Wholesale loans	1.8	1.5	1.6	1.7	2.3	3.4
Stage 3 Model Exposure (£m)
Home loans	1,724	1,724	1,724	1,724	1,724	1,724
Credit cards, unsecured loans and other retail lending	1,922	1,922	1,922	1,922	1,922	1,922
Wholesale loans1	1,811	1,811	1,811	1,811	1,811	1,811
Stage 3 Model ECL (£m)
Home loans	303	292	295	299	320	346
Credit cards, unsecured loans and other retail lending	1,255	1,236	1,245	1,255	1,277	1,297
Wholesale loans1	323	321	322	323	326	332
Stage 3 Coverage (%)
Home loans	17.6	16.9	17.1	17.3	18.6	20.1
Credit cards, unsecured loans and other retail lending	65.3	64.3	64.8	65.3	66.4	67.5
Wholesale loans1	17.8	17.7	17.8	17.8	18.0	18.3
Total Model ECL (£m)
Home loans	322	304	308	314	348	407
Credit cards, unsecured loans and other retail lending	2,693	2,427	2,505	2,592	3,124	5,010
Wholesale loans1	1,185	992	1,051	1,137	1,504	2,192
Total Model ECL	4,200	3,723	3,864	4,043	4,976	7,609

1
Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £524m is reported as individually assessed impairments in the table below.

Reconciliation to total ECL1	£m
Total model ECL	4,200
ECL from individually assessed impairments	524
ECL from non-modelled and other management adjustments	1,560
Total ECL	6,284

1
Includes £1.5bn of post-model adjustments and £0.2bn ECL from non-modelled exposures.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 93% (December 2021: 93%) of the Group’s total home loans balance.
	Barclays UK
Home loans principal portfolios	As at 30.06.22	As at 31.12.21
Gross loans and advances (£m)	159,676	158,192
90 day arrears rate, excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.6	0.6
Recovery book impairment coverage ratio (%)	4.6	4.2

Average marked to market LTV
Balance weighted %	50.8	50.7
Valuation weighted %	37.8	37.5

New lending	Half year ended 30.06.22	Half year ended 30.06.21
New home loan bookings (£m)	14,117	19,120
New home loan proportion > 90% LTV (%)	2.6	0.9
Average LTV on new home loans: balance weighted (%)	68.6	68.7
Average LTV on new home loans: valuation weighted (%)	60.4	61.3

Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.22
<=75%	79.2	10.9	0.6	90.7	6.7	17.3	34.5	58.5	—	0.1	2.9	—
>75% and <=90%	8.2	0.5	—	8.7	4.2	10.8	12.2	27.2	—	1.2	29.1	0.2
>90% and <=100%	0.6	—	—	0.6	0.4	0.6	2.2	3.2	—	2.5	72.9	0.3
>100%	—	—	—	—	0.1	1.5	9.5	11.1	0.4	20.7	100.0	23.1
As at 31.12.21
<=75%	77.2	11.3	0.7	89.2	8.3	17.7	31.9	57.9	—	0.1	2.4	—
>75% and <=90%	9.3	0.6	—	9.9	4.8	10.7	11.7	27.2	—	1.0	22.6	0.1
>90% and <=100%	0.9	—	—	0.9	0.9	1.0	2.9	4.8	0.1	1.9	87.5	0.3
>100%	—	—	—	—	0.2	1.0	8.9	10.1	0.4	6.4	100.0	14.1

1
Portfolio mark to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2022.

New lending reduced to £14.1bn, a level more consistent with pre-COVID-19 periods, from £19.1bn in H121 when market dynamics drove high levels of new business due to stamp duty relief and property ownership led demand. The proportion of new lending with LTV >85% was 18%, more consistent with levels seen pre-COVID-19, compared to 7% in H121 when high LTV products were gradually being reintroduced following COVID-19 restrictions.

Head Office: Italian home loans and advances at amortised cost reduced to £4.6bn (2021: £4.7bn). The portfolio is secured on residential property with an average balance weighted mark to market LTV of 59.0% (2021: 60.4%). 90 day arrears remained stable at 1.3% (2021: 1.3%), gross charge-off rates increased to 0.4% (2021: 0.3%).

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 83% (December 2021: 82%) of the Group’s total credit cards, unsecured loans and other retail lending.
Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.22	£m	%	%	%	%
Barclays UK
UK cards	9,901	1.0	0.2	2.4	2.3
UK personal loans	4,188	1.3	0.6	2.0	1.6
Barclays Partner Finance	2,459	0.5	0.2	0.8	0.8
Barclays International
US cards	23,037	1.4	0.7	2.9	2.7
Germany consumer lending	3,993	1.5	0.7	0.7	0.7

As at 31.12.21
Barclays UK
UK cards	9,933	1.0	0.2	4.1	4.0
UK personal loans	4,011	1.5	0.7	3.5	3.2
Barclays Partner Finance	2,471	0.4	0.2	1.4	1.4
Barclays International
US cards	17,779	1.6	0.8	4.3	4.2
Germany consumer lending	3,559	1.5	0.7	0.9	0.8

UK cards: 30 and 90 day arrears rates remained stable at 1.0% and 0.2%, with balances flat at £9.9bn. Gross and net write-off rates returned to more stable levels of 2.4% and 2.3% following the higher rates in 2021 caused by the sharp reductions in overall balances through COVID-19 and heightened debt sale activity.

UK personal loans: 30 and 90 day arrears rates reduced by 0.2% and 0.1% to 1.3% and 0.6% respectively. This marginal reduction was driven by the portfolio growing through new lending post the COVID-19 reductions, and these newer vintages performing better than the historical stock. Gross and net write-off rates returned to more stable levels of 2.0% and 1.6% following the higher rates in 2021 caused by the sharp reductions in overall balances through COVID-19 and heightened debt sale activity.

Barclays Partner Finance: 30 and 90 day arrears rates remain stable and in line with December 2021.

US cards: Balances increased due to the acquisition of the GAP portfolio in June 2022, movement in the USD/GBP exchange rate and core portfolio growth. 30 and 90 day arrears rates improved due to the GAP portfolio acquisition.

Germany consumer lending: 30 and 90 day arrears rates were stable. 30 day arrears rates are below pre-COVID levels.

Government supported loans

Throughout the COVID-19 pandemic Barclays has supported its customers and clients by participating in the UK government's Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS), Coronavirus Large Business Interruption Loan Scheme (CLBILS) and the Recovery Loan Scheme (RLS).

	Gross exposure				Impairment allowance			Impairment coverage		Government guaranteed exposure
	Stage 1	Stage 2	Stage 3	Total	Modelled impairment	Management adjustment	Impairment post- management adjustment	Pre- management adjustment	Post- management adjustment	Total
As at 30.06.22	£m	£m	£m	£m	£m	£m	£m	%	%	£m
Barclays UK
BBLS	5,231	1,982	893	8,106	22	—	22	0.3	0.3	8,083
CBILS	606	234	54	894	18	(4)	14	2.1	1.6	715
RLS	17	2	1	20	—	—	—	—	—	16
Barclays International
CBILS	458	145	7	610	3	—	3	0.5	0.5	488
CLBILS	96	79	6	181	1	—	1	0.6	0.6	145
RLS	16	4	1	21	—	—	—	0.5	0.5	16
Total	6,424	2,446	962	9,832	44	(4)	40	0.4	0.4	9,463

As at 31.12.21
Barclays UK
BBLS	7,881	797	704	9,382	396	(380)	16	4.2	0.2	9,366
CBILS	900	110	47	1,057	12	(7)	5	1.1	0.5	845
RLS	11	—	1	12	—	—	—	2.7	2.7	10
Barclays International
CBILS	619	146	6	771	5	—	5	0.6	0.6	617
CLBILS	163	56	2	221	1	—	1	0.4	0.4	177
RLS	1	—	—	1	—	—	—	4.7	4.7	1
Total	9,575	1,109	760	11,444	414	(387)	27	3.6	0.2	11,016

The BBLS and CBILS schemes were launched to provide financial support to smaller and medium-sized businesses and CLBILS for larger businesses in the UK who may experience financial difficulties as a result of the COVID-19 outbreak. The RLS aims to help UK businesses access finance as they recover and grow following the COVID-19 pandemic. These loans are guaranteed by the government at 100% for BBLS and 80% for CBILS, CLBILS and RLS (70% for RLS issued post January 1, 2022) as at the balance sheet date.

Management adjustment of £(380)m applied in December 2021 has been discontinued following an update in the underlying ECL model that now fully recognises the 100% government guarantee against BBLS exposure within BUK Business Banking. However, we continue to hold the £(4)m (December 2021: £7m) adjustment against CBILS as the 80% government guarantee is not fully recognised in the models. In instances where Barclays has assessed the BBLS exposure to have not met strict assessment criteria, no claim has been made against the government guarantee resulting in an impairment allowance against these loans of £22m (December 2021: £16m) as at the balance sheet date.

Additionally, while the government supported loans are covered by guarantees, many BBLS customers have other financing arrangements with Barclays which are not covered by the government guarantee. Noting the elevated levels of delinquency across the BBLS population, Barclays has applied an adjustment of £0.1bn to the £2.6bn gross exposure to BBLS customers outside the scheme.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in Barclays Bank Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class
	Half year ended 30.06.22			Half year ended 31.12.21			Half year ended 30.06.21
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	16	24	8	10	13	7	18	30	9
Interest rate risk	10	19	4	5	9	4	8	15	4
Equity risk	10	29	4	8	29	4	10	15	6
Basis risk	9	24	4	4	7	3	7	10	4
Spread risk	5	10	3	4	6	3	4	6	3
Foreign exchange risk	10	25	2	4	16	1	3	6	2
Commodity risk	—	1	—	—	1	—	—	1	—
Inflation risk	6	17	3	3	5	2	2	3	2
Diversification effect1	(39)	n/a	n/a	(23)	n/a	n/a	(30)	n/a	n/a
Total management VaR	27	43	13	15	34	6	22	36	13

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR increased 80% to £27m (H221: £15m) driven by elevated market volatility and defensive risk positioning. Risk taking during the period remained within risk appetite.

Treasury and Capital Risk

The Group has a comprehensive Key Risk Control Framework for managing its liquidity risk. The liquidity framework meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite (LRA). The liquidity framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a long-term liquidity stress test, which measures the anticipated outflows over a 12 month market-wide scenario.

The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 30 June 2022, the Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements.

Liquidity coverage ratio
	As at 30.06.22	As at 31.12.21
	£bn	£bn
Eligible liquidity buffer	331	285
Net stress outflows	(212)	(169)
Surplus	119	116

Liquidity coverage ratio	156%	168%

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool.

Composition of the Group liquidity pool
	As at 30.06.22				As at 31.12.21
	Liquidity pool	Liquidity pool of which LCR eligible1			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks2	288	284	—	—	245

Government bonds3
AAA to AA-	33	—	24	1	26
A+ to A-	5	—	—	5	2
BBB+ to BBB-	—	—	—	—	—
Total government bonds	38	—	24	6	28

Other
Government Guaranteed Issuers, PSEs and GSEs	8	—	6	1	6
International Organisations and MDBs	3	—	4	—	5
Covered bonds	4	—	2	2	6
Other	2	—	—	—	1
Total other	17	—	12	3	18

Total as at 30 June 2022	343	284	36	9	291
Total as at 31 December 2021	291	243	37	5

1
The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR as amended by CRR II qualifying assets that are not eligible under Barclays’ internal risk appetite.
2
Includes cash held at central banks and surplus cash at central banks related to payment schemes. 99% (December 2021: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
3
Of which over 81% (December 2021: over 82%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

The Group liquidity pool increased to £343bn as at 30 June 2022 (December 2021: £291bn) driven by continued deposit growth and an increase in wholesale funding, which were partly offset by an increase in business funding consumption. During H122, the month-end liquidity pool ranged from £309bn to £343bn (H221: £290bn to £308bn), and the month-end average balance was £324bn (H221: £296bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 30 June 2022, 64% (December 2021: 58%) of the liquidity pool was located in Barclays Bank PLC, 25% (December 2021: 30%) in Barclays Bank UK PLC and 6% (December 2021: 7%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits and controls set by the respective entity Boards and independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 30.06.22			As at 31.12.21
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	224	262	85	85
Barclays International	167	307	54	52
Head Office	5	—
Barclays Group	396	569	70	70

1
The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 30 June 2022 are summarised below:

					Restated1
	As at 30.06.22	As at 31.12.21		As at 30.06.22	As at 31.12.21
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost2	381	358	Deposits at amortised cost	569	519
Group liquidity pool	343	291	<1 Year wholesale funding	84	67
			>1 Year wholesale funding	97	101
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	426	388	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	387	330
Derivative financial instruments	345	263	Derivative financial instruments	321	257
Other assets3	94	84	Other liabilities	60	40
			Equity	71	70
Total assets	1,589	1,384	Total liabilities and equity	1,589	1,384

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information. The contractual maturity profile of Senior unsecured (privately placed) has been restated to reflect the impact of the Over-issuance of Securities.
2
Adjusted for liquidity pool debt securities reported at amortised cost of £15bn (December 2021: £3bn).
3
Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £181.5bn (December 2021: £167.5bn). In H122, the Group issued £3.5bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets.

Wholesale funding of £84.2bn (December 2021: £66.7bn1) matures in less than one year, representing 46% (December 2021: 40%1) of total wholesale funding outstanding. This includes £19.4bn (December 2021: £24.9bn1) related to term funding2.

Maturity profile of wholesale funding2,3
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	—	—	—	0.2	0.2	6.9	7.7	5.5	3.5	14.0	37.8
Senior unsecured (privately placed)	—	—	—	—	—	0.2	—	—	—	1.2	1.4
Subordinated liabilities	—	—	—	—	—	—	1.0	1.7	—	7.4	10.1
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	9.7	11.4	18.1	10.8	50.0	0.1	2.1	—	—	—	52.2
Asset backed commercial paper	3.7	4.5	0.2	0.2	8.6	—	—	—	—	—	8.6
Senior unsecured (public benchmark)	—	—	—	—	—	0.6	—	—	—	—	0.6
Senior unsecured (privately placed)4	7.6	1.8	1.9	3.9	15.2	6.3	7.5	2.1	3.2	20.3	54.6
Asset backed securities	0.6	—	—	0.1	0.7	0.4	2.3	0.4	0.2	1.4	5.4
Subordinated liabilities	—	0.1	1.2	0.2	1.5	0.1	0.1	—	0.1	—	1.8
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	6.1	0.1	—	—	6.2	—	—	—	—	—	6.2
Senior unsecured (public benchmark)	—	—	—	—	—	—	—	—	—	0.1	0.1
Covered Bonds	—	—	—	1.8	1.8	—	—	—	—	0.9	2.7
Total as at 30 June 2022	27.7	17.9	21.4	17.2	84.2	14.6	20.7	9.7	7.0	45.3	181.5
Of which secured	4.3	4.5	0.2	2.1	11.1	0.4	2.3	0.4	0.2	2.3	16.7
Of which unsecured	23.4	13.4	21.2	15.1	73.1	14.2	18.4	9.3	6.8	43.0	164.8

Total as at 31 December 20211	14.1	21.7	15.5	15.4	66.7	15.4	15.1	9.9	11.4	49.0	167.5
Of which secured	2.4	6.4	0.6	0.5	9.9	1.9	2.0	0.1	0.3	2.4	16.6
Of which unsecured	11.7	15.3	14.9	14.9	56.8	13.5	13.1	9.8	11.1	46.6	150.9

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information. The contractual maturity profile of financial liabilities designated at fair value has been restated to reflect the impact of the Over-issuance of Securities. Securities issued by BBPLC in excess of the maximum aggregate offering price registered under Barclays Bank PLC's 2019 F-3 and Predecessor Shelf with a value of £6,997m have been classified as "on demand".
2
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.
3
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.
4
Includes structured notes of £45.9bn, of which £8.5bn matures within one year.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings from Standard & Poor’s Global (S&P), Moody’s, Fitch, and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A / Positive	A1 / Stable	A+ / Stable
Short-term	A-1	P-1	F1

Barclays Bank UK PLC
Long-term	A / Positive	A1 / Stable	A+ / Stable
Short-term	A-1	P-1	F1

Barclays PLC
Long-term	BBB / Positive	Baa2 /Positive	A / Stable
Short-term	A-2	P-2	F1

As at 30 June 2022, all solicited ratings and outlooks with all agencies remained unchanged since 31 December 2021.

In June 2021, S&P revised the outlooks of Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC to positive from stable, whilst affirming all ratings. The revisions reflect the view that Barclays is delivering a stronger, more consistent business profile and financial performance.

In November 2021, Moody’s revised the outlook of Barclays PLC to positive from stable, whilst affirming all ratings. The revisions reflect Moody’s view that the level and stability of the Group’s earnings could further improve once global macroeconomic conditions normalise, recognising the balanced earnings streams and stable operating costs.

In July 2021, Fitch revised the outlooks of Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC to stable from negative, whilst affirming all ratings. The revisions reflected improved expectations for economic recovery in Barclays’ key markets and the Group’s resilient performance through the pandemic.

Barclays also solicits issuer ratings from R&I. In November 2021, R&I upgraded the issuer ratings of Barclays PLC and Barclays Bank PLC by one notch to A and A+ respectively.

A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.

The contractual collateral requirement following one- and two-notch long-term and associated short-term downgrades across all credit rating agencies, would result in outflows of £1bn and £3bn respectively, and are provided for in determining an appropriate liquidity pool size given the Group’s liquidity risk appetite. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements. These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Regulatory minimum requirements

Capital

The Group’s Overall Capital Requirement for CET1 is 10.9% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group. On 13 December 2021, the FPC announced that a CCyB rate of 1% for UK exposures has been re-introduced and will be applicable from 13 December 2022. On 5 July 2022, the FPC announced that the UK CCyB rate will be increased from 1% to 2% and will be applicable from 5 July 2023.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement was set as a nominal amount. When expressed as a percentage of RWAs this was 4.2% of which at least 56.25% needed to be met with CET1 capital, equating to approximately 2.4% of RWAs. The Pillar 2A requirement is subject to at least annual review and is based on a point in time assessment.

The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.

Leverage

The Group is subject to a UK leverage ratio requirement of 3.8%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.0bn.

The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.2% Pillar 2A; and (ii) 6.75% of leverage exposures plus capital buffers, including the above mentioned confidential institution-specific PRA buffer. CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Significant regulatory updates in the period

Capital and RWAs

On 1 January 2022 the PRA’s implementation of Basel III standards took effect including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR) which replaces the Current Exposure Method (CEM) for Standardised derivative exposures as a more risk sensitive approach. In addition, the PRA also implemented IRB roadmap changes which includes revisions to the criteria for definition of default, probability of default (PD) and loss given default (LGD) estimation to ensure supervisory consistency and increase transparency of IRB models.

Leverage

From 1 January 2022, UK banks became subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio no longer applies. Central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits).

References to CRR, as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018. On 31 March 2022, the temporary transitional powers (TTP) available to UK regulators to delay or phase in on-shoring of European Union legislation into UK law ended with full compliance of the on-shored regulations required from 1 April 2022.

Impact of Over-issuance of Securities

Basis of preparation

In March 2022, the Group became aware that Barclays Bank PLC had issued securities in excess of the amount it had registered with the SEC under Barclays Bank PLC’s 2019 F-3 and subsequently became aware that securities had also been issued in excess of the amount it had registered with the SEC under the Predecessor Shelf. The securities issued in excess of the registered amount comprised structured products and exchange traded notes. As these securities were not issued in compliance with the Securities Act, a right of rescission has arisen for certain purchasers of the securities. A proportion of these costs associated with the right of rescission are attributable to the financial statements for the year ended 31 December 2021, resulting in the restatement of the 2021 figures in the disclosures below.

Prior to the restatement, litigation and conduct charges in the income statement in relation to 2021 were under reported by £220m (pre-tax). This resulted in a CET1 capital decrease of £170m from £47,497m to £47,327m. Both the transitional and fully loaded CET1 ratios remained unchanged at 15.1% and 14.7% respectively. The T1 ratio moved from 19.2% to 19.1% and the total capital ratio moved from 22.3% to 22.2%.

The leverage exposure increased £1.9bn to recognise on a regulatory basis, the potential commitment relating to the rescission offer (see 'Other matters' on page 6). This resulted in the UK leverage ratio moving from 5.3% to 5.2% whilst the average UK leverage ratio remained unchanged at 4.9%.

Total own funds and eligible liabilities decreased £0.2bn to £108bn, which was in excess of a restated requirement to hold £94bn of own funds and eligible liabilities.

			Restated1
Capital ratios2,3,4	As at 30.06.22	As at 31.03.22	As at 31.12.21
CET1	13.6%	13.8%	15.1%
T1	17.1%	17.1%	19.1%
Total regulatory capital	19.9%	20.1%	22.2%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	69,627	68,465	69,052
Less: other equity instruments (recognised as AT1 capital)	(12,357)	(11,119)	(12,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(595)	(968)	(666)
Adjustment to retained earnings for foreseeable repurchase of shares	(568)	(1,000)	—
Adjustment to retained earnings for foreseeable other equity coupons	(32)	(39)	(32)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,810)	(1,864)	(1,585)
Goodwill and intangible assets	(8,232)	(8,035)	(6,804)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,010)	(938)	(1,028)
Fair value reserves related to gains or losses on cash flow hedges	4,673	3,343	852
Gains or losses on liabilities at fair value resulting from own credit	(62)	4	892
Defined benefit pension fund assets	(3,785)	(3,225)	(2,619)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)	(50)
Adjustment under IFRS 9 transitional arrangements	642	601	1,229
Other regulatory adjustments	220	64	345
CET1 capital	46,691	45,269	47,327

AT1 capital
Capital instruments and related share premium accounts	12,357	11,119	12,259
Qualifying AT1 capital (including minority interests) issued by subsidiaries	—	—	637
Other regulatory adjustments and deductions	(60)	(60)	(80)
AT1 capital	12,297	11,059	12,816

T1 capital	58,988	56,328	60,143

T2 capital
Capital instruments and related share premium accounts	8,442	8,334	8,713
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,277	1,540	1,113
Credit risk adjustments (excess of impairment over expected losses)	73	98	73
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	68,620	66,140	69,882

Total RWAs	344,516	328,830	314,136

1
Capital metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 for more information. The transitional CET1 ratio remains unchanged at 15.1%.
2
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments. December 2021 comparatives include the grandfathering of CRR non-compliant capital instruments.
3
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.4%, with £46.0bn of CET1 capital and £344.3bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
4
The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 13.6%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months ended 30.06.22	Six months ended 30.06.22
	£m	£m
Opening CET1 capital1	45,269	47,327

Profit for the period attributable to equity holders	1,270	2,889
Own credit relating to derivative liabilities	(76)	(97)
Ordinary share dividends paid and foreseen	(291)	(593)
Purchased and foreseeable share repurchase	—	(1,000)
Other equity coupons paid and foreseen	(192)	(414)
Increase in retained regulatory capital generated from earnings	711	785

Net impact of share schemes	132	(136)
Fair value through other comprehensive income reserve	(550)	(759)
Currency translation reserve	1,333	1,703
Other reserves	11	35
Increase in other qualifying reserves	926	843

Pension remeasurements within reserves	423	1,090
Defined benefit pension fund asset deduction	(560)	(1,166)
Net impact of pensions	(137)	(76)

Additional value adjustments (PVA)	54	(225)
Goodwill and intangible assets	(197)	(1,428)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(72)	18
Direct and indirect holdings by an institution of own CET1 instruments	—	30
Adjustment under IFRS 9 transitional arrangements	41	(587)
Other regulatory adjustments	96	4
Decrease in regulatory capital due to adjustments and deductions	(78)	(2,188)

Closing CET1 capital	46,691	46,691

1
Opening balance as at 31 December 2021 has been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 for further details.

CET1 capital decreased £0.6bn to £46.7bn (December 2021: £47.3bn).

CET1 capital decreased by £1.7bn as a result of regulatory changes that took effect from 1 January 2022 including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and a reduction in IFRS9 transitional relief due to the relief applied to the pre-2020 impairment charge reducing to 25% in 2022 from 50% in 2021 and the relief applied to the post-2020 impairment charge reducing to 75% in 2022 from 100% in 2021.

£2.9bn of capital generated from profits, after absorbing the £0.6bn net of tax impact of the Over-issuance of Securities, was partially offset by distributions of £2bn comprising:
●
£1bn for share buybacks announced with FY21 results
●
£0.6bn accrual towards a FY22 dividend
●
£0.4bn of equity coupons paid

Other significant movements in the period were:
●
£0.8bn decrease in the fair value through other comprehensive income reserve primarily due to losses on bonds as a result of an increase in yields
●
£1.7bn increase in the currency translation reserves driven by the appreciation of period end USD against GBP

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.06.22	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	6,613	53,958	253	—	—	76	236	—	11,047	72,183
Corporate and Investment Bank	40,055	71,737	18,739	22,099	440	3,357	17,466	28,423	25,296	227,612
Consumer, Cards and Payments	25,516	3,643	256	34	—	64	28	195	6,424	36,160
Barclays International	65,571	75,380	18,995	22,133	440	3,421	17,494	28,618	31,720	263,772
Head Office	3,488	6,069	—	—	—	—	—	—	(996)	8,561
Barclays Group	75,672	135,407	19,248	22,133	440	3,497	17,730	28,618	41,771	344,516

As at 31.03.22
Barclays UK	6,989	54,241	229	—	—	57	155	—	11,047	72,718
Corporate and Investment Bank	35,325	70,831	16,422	21,047	268	3,675	17,068	23,551	25,296	213,483
Consumer, Cards and Payments	21,289	3,459	242	12	—	37	110	34	6,424	31,607
Barclays International	56,614	74,290	16,664	21,059	268	3,712	17,178	23,585	31,720	245,090
Head Office	5,532	6,486	—	—	—	—	—	—	(996)	11,022
Barclays Group	69,135	135,017	16,893	21,059	268	3,769	17,333	23,585	41,771	328,830

As at 31.12.21
Barclays UK	7,195	53,408	426	—	—	138	100	—	11,022	72,289
Corporate and Investment Bank	29,420	64,416	15,223	19,238	105	2,289	17,306	27,308	25,359	200,664
Consumer, Cards and Payments	20,770	2,749	215	18	—	21	—	57	6,391	30,221
Barclays International	50,190	67,165	15,438	19,256	105	2,310	17,306	27,365	31,750	230,885
Head Office	4,733	7,254	—	—	—	—	—	—	(1,025)	10,962
Barclays Group	62,118	127,827	15,864	19,256	105	2,448	17,406	27,365	41,747	314,136

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.21)	189,945	37,673	44,771	41,747	314,136
Book size	12,781	1,611	60	24	14,476
Acquisitions and disposals	(209)	—	—	—	(209)
Book quality	(3,101)	117	—	—	(2,984)
Model updates	—	—	—	—	—
Methodology and policy	3,458	3,352	—	—	6,810
Foreign exchange movements1	8,205	2,565	1,517	—	12,287
Total RWA movements	21,134	7,645	1,577	24	30,380
Closing RWAs (as at 30.06.22)	211,079	45,318	46,348	41,771	344,516

1
Foreign exchange movements does not include foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £30.4bn to £344.5bn (December 2021: £314.1bn)

Credit risk RWAs increased £21.1bn:
●
A £12.8bn increase in book size primarily driven by a £7.8bn increase in lending activities mainly within CIB and a £4.5bn temporary increase in RWAs reflecting the hedging arrangements designed to manage the risk of the rescission offer relating to the Over-issuance of Securities, which are expected to reverse after the rescission offer has been completed in Q322
●
A £0.2bn decrease in acquisitions and disposals primarily driven by partial disposal of Barclays' equity stake in Absa in April 2022, offset by GAP portfolio acquisition
●
A £3.1bn decrease in book quality primarily driven by the benefit in mortgages from an increase in the House Price Index (HPI)
●
A £3.5bn increase in methodology and policy as a result of regulatory changes that took effect from 1 January 2022, relating to implementation of IRB roadmap changes partially offset by the reversal of the software intangibles benefit
●
A £8.2bn increase in FX primarily due to appreciation of period end USD against GBP

Counterparty Credit risk RWAs increased £7.6bn:
●
A £1.6bn increase in book size primarily due to an increase in trading activities within SFTs and derivatives
●
A £3.4bn increase in methodology and policy as a result of regulatory changes that took effect from 1 January 2022, relating to the introduction of SA-CCR
●
A £2.6bn increase in FX primarily due to appreciation of period end USD against GBP

Market risk RWAs increased £1.6bn:
●
A £0.1bn increase in book size primarily driven by a £8.4bn increase due to client and trading activities, offset by a £6.9bn decrease in Stressed Value at Risk (SVaR) model adjustment as a result of changes in portfolio composition and a £1.4bn reduction in Structural FX
●
A £1.5bn increase in FX primarily due to appreciation of period end USD against GBP

			Restated1
Leverage ratios2,3	As at 30.06.22	As at 31.03.22	As at 31.12.21
	£m	£m	£m
Average UK leverage ratio	4.7%	4.8%	4.9%
Average T1 capital	57,689	56,701	59,739
Average UK leverage exposure	1,233,537	1,179,381	1,229,041

UK leverage ratio	5.1%	5.0%	5.2%

CET1 capital	46,691	45,269	47,327
AT1 capital	12,297	11,059	12,179
T1 capital	58,988	56,328	59,506

UK leverage exposure	1,151,214	1,123,531	1,137,904

UK leverage exposure
Accounting assets
Derivative financial instruments	344,855	289,822	262,572
Derivative cash collateral	66,909	64,836	58,177
Securities financing transactions (SFTs)	193,682	186,417	170,853
Loans and advances and other assets	983,784	955,020	892,683
Total IFRS assets	1,589,230	1,496,095	1,384,285

Regulatory consolidation adjustments	(3,546)	(3,605)	(3,665)

Derivatives adjustments
Derivatives netting	(288,727)	(235,071)	(236,881)
Adjustments to collateral	(53,328)	(52,181)	(50,929)
Net written credit protection	28,102	19,729	15,509
Potential future exposure (PFE) on derivatives	85,469	85,619	137,291
Total derivatives adjustments	(228,484)	(181,904)	(135,010)

SFTs adjustments	29,784	29,095	24,544

Regulatory deductions and other adjustments	(22,758)	(22,332)	(20,219)

Weighted off-balance sheet commitments	127,400	119,933	115,047

Qualifying central bank claims	(294,477)	(260,196)	(210,134)

Settlement netting	(45,935)	(53,555)	(16,944)

UK leverage exposure	1,151,214	1,123,531	1,137,904

1
Capital and leverage metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 for further details.
2
Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3
Fully loaded average UK leverage ratio was 4.6%, with £57.0bn of T1 capital and £1,232.9bn of leverage exposure. Fully loaded UK leverage ratio was 5.1%, with £58.3bn of T1 capital and £1,150.6bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

The UK leverage ratio decreased to 5.1% (December 2021: 5.2%) primarily due to a £13.3bn increase in the leverage exposure. The UK leverage exposure increased to £1,151.2bn (December 2021: £1,137.9bn), due to the following significant movements:

●
£36.8bn increase in derivative financial instruments post additional regulatory netting and adjustments for cash collateral primarily driven by client and trading activity in CIB and the application of a 1.4 multiplier introduced under SA-CCR
●
£34.4bn increase in loans and advances at amortised cost primarily driven by increased lending
●
£28.1bn increase in SFTs primarily driven by client activity in CIB
●
£12.6bn increase in net written credit protection primarily driven by the inclusion of credit default swap options from 1 January 2022
●
£51.8bn decrease in PFE on derivatives primarily driven by increased netting eligibility due to the introduction of SA-CCR
●
£39.8bn decrease due to an £84.3bn increase in the qualifying central bank claims exemption primarily due to the matching of allowable liabilities rather than deposits introduced under the UK leverage framework review, partially offset by a £44.6bn increase in cash
●
£20.0bn decrease in trading portfolio assets primarily due to decreases in Equities

The average UK Leverage Ratio decreased to 4.7% (December 2021: 4.9%) primarily due to a £2.1bn decrease in average T1 capital largely as a result of regulatory changes effective from 1 January 2022 and the redemption of AT1 instruments in Q122.

MREL
MREL requirements including buffers1,2,3,4	Total requirement (£m) based on			Requirement as a percentage of:
			Restated1			Restated1
	As at 30.06.22	As at 31.03.22	As at 31.12.21	As at 30.06.22	As at 31.03.22	As at 31.12.21
Requirement based on RWAs (minimum requirement)	98,096	94,947	77,302	28.5%	28.9%	24.6%
Requirement based on UK leverage exposure3	91,532	89,025	93,975	8.0%	7.9%	6.9%

						Restated1
Own funds and eligible liabilities1,3				As at 30.06.22	As at 31.03.22	As at 31.12.21
				£m	£m	£m
CET1 capital				46,691	45,269	47,327
AT1 capital instruments and related share premium accounts5				12,297	11,059	12,179
T2 capital instruments and related share premium accounts5				8,355	8,272	8,626
Eligible liabilities				39,137	37,886	39,889
Total Barclays PLC (the Parent company) own funds and eligible liabilities				106,480	102,486	108,021

Total RWAs				344,516	328,830	314,136
Total UK leverage exposure4				1,151,214	1,123,531	1,356,191

						Restated1
Own funds and eligible liabilities ratios as a percentage of:1				As at 30.06.22	As at 31.03.22	As at 31.12.21
Total RWAs				30.9%	31.2%	34.4%
Total UK leverage exposure4				9.2%	9.1%	8.0%

As at 30 June 2022, Barclays PLC (the Parent company) held £106.5bn of own funds and eligible liabilities equating to 30.9% of RWAs. This was in excess of the Group's MREL requirement, excluding the PRA buffer, to hold £98.1bn of own funds and eligible liabilities equating to 28.5% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

1
Capital and leverage metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Basis of preparation on page 65 for further details.
2
Minimum requirement excludes the confidential institution-specific PRA buffer.
3
CET1, T1 and T2 capital, and RWAs are calculated applying IFRS 9 transitional arrangements.
4
As at 31 December 2021, MREL requirements were on a CRR leverage basis which, from 1 January 2022, was no longer applicable for UK banks.
5
Includes other AT1 capital regulatory adjustments and deductions of £60m (December 2021: £80m), and other T2 credit risk adjustments and deductions of £87m (December 2021: £87m).

Statement of Directors' Responsibilities

The Directors (the names of whom are set out below) are required to prepare the financial statements on a going concern basis unless it is not appropriate to do so. In making this assessment, the directors have considered information relating to present and future conditions. Each of the Directors confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 77 to 86 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the UK, and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2022 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2022 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2022

Signed on 27 July 2022 on behalf of the Board by

C.S. Venkatakrishnan	Anna Cross
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors

Chairman	Executive Directors	Non-Executive Directors
Nigel Higgins	C.S. Venkatakrishnan	Mike Ashley
	Anna Cross	Robert Berry
Tim Breedon CBE
Mohamed A. El-Erian
Dawn Fitzpatrick
Mary Francis CBE
Crawford Gillies
Brian Gilvary
Diane Schueneman
Julia Wilson

Independent Review Report to Barclays PLC

Conclusion

We have been engaged by Barclays PLC ("the company" or "the group") to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2022 which comprises:

●
the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●
the condensed consolidated balance sheet as at 30 June 2022;
●
the condensed consolidated statement of changes in equity for the period then ended;
●
the condensed consolidated cash flow statement for the period then ended; and
●
the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2022 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern, and the above conclusions are not a guarantee that the group will continue in operation.

Directors’ responsibilities

The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the Basis of preparation, the annual financial statements of the Barclays Group are prepared in accordance with UK-adopted international accounting standards.

The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted for use in the UK.

In preparing the condensed set of financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Stuart Crisp
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL
27 July 2022

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
			Restated2
	Notes1	Half year ended 30.06.22	Half year ended 30.06.21
		£m	£m
Interest and similar income		7,134	5,279
Interest and similar expense		(2,371)	(1,376)
Net interest income		4,763	3,903
Fee and commission income	3	4,726	4,682
Fee and commission expense	3	(1,302)	(976)
Net fee and commission income	3	3,424	3,706
Net trading income		5,013	3,482
Net investment income		(116)	152
Other income		120	72
Total income		13,204	11,315
Credit impairment (charges)/releases		(341)	742
Net operating income		12,863	12,057

Staff costs	4	(4,583)	(4,334)
Infrastructure, administration and general expenses	5	(2,687)	(2,798)
Litigation and conduct	15	(1,857)	(176)
Operating expenses		(9,127)	(7,308)

Share of post-tax results of associates and joint ventures		(3)	154
Profit on disposal of subsidiaries, associates and joint ventures		—	(1)
Profit before tax		3,733	4,902
Tax charge	6	(823)	(742)
Profit after tax		2,910	4,160

Attributable to:
Equity holders of the parent		2,475	3,752
Other equity instrument holders		414	389
Total equity holders of the parent		2,889	4,141
Non-controlling interests	7	21	19
Profit after tax		2,910	4,160

Earnings per share		p	p
Basic earnings per ordinary share	8	14.8	21.9
Diluted earnings per ordinary share	8	14.5	21.3

1
For Notes to the Financial Statements see pages 87 to 114.
2
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

Condensed consolidated statement of comprehensive income (unaudited)
			Restated2
		Half year ended 30.06.22	Half year ended 30.06.21
	Notes1	£m	£m
Profit after tax		2,910	4,160

Other comprehensive income/(loss) that may be recycled to profit or loss:3
Currency translation reserve	19	1,703	(495)
Fair value through other comprehensive income reserve	19	(913)	(365)
Cash flow hedging reserve	19	(3,818)	(911)
Other comprehensive loss that may be recycled to profit		(3,028)	(1,771)

Other comprehensive income/(loss) not recycled to profit or loss:3
Retirement benefit remeasurements	16	1,090	103
Fair value through other comprehensive income reserve	19	154	115
Own credit	19	855	(47)
Other comprehensive income not recycled to profit		2,099	171

Other comprehensive loss for the period		(929)	(1,600)

Total comprehensive income for the period		1,981	2,560

Attributable to:
Equity holders of the parent		1,960	2,541
Non-controlling interests		21	19
Total comprehensive income for the period		1,981	2,560

1
For Notes to the Financial Statements see pages 87 to 114.
2
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.
3
Reported net of tax.

Condensed consolidated balance sheet (unaudited)
			Restated2
		As at 30.06.22	As at 31.12.21
Assets	Notes1	£m	£m
Cash and balances at central banks		283,136	238,574
Cash collateral and settlement balances		132,623	92,542
Loans and advances at amortised cost	12	395,824	361,451
Reverse repurchase agreements and other similar secured lending		1,639	3,227
Trading portfolio assets		127,004	147,035
Financial assets at fair value through the income statement		212,723	191,972
Derivative financial instruments	10	344,855	262,572
Financial assets at fair value through other comprehensive income		63,194	61,753
Investments in associates and joint ventures		911	999
Goodwill and intangible assets	13	8,245	8,061
Property, plant and equipment		3,582	3,555
Current tax assets		551	261
Deferred tax assets	6	5,044	4,619
Retirement benefit assets	16	5,233	3,879
Other assets		4,666	3,785
Total assets		1,589,230	1,384,285

Liabilities
Deposits at amortised cost	12	568,670	519,433
Cash collateral and settlement balances		124,724	79,371
Repurchase agreements and other similar secured borrowing		28,566	28,352
Debt securities in issue		115,906	98,867
Subordinated Liabilities	14	11,871	12,759
Trading portfolio liabilities		76,638	54,169
Financial liabilities designated at fair value		255,136	250,960
Derivative financial instruments	10	321,396	256,883
Current tax liabilities		449	689
Deferred tax liabilities	6	5	37
Retirement benefit liabilities	16	309	311
Other liabilities		11,538	10,505
Provisions	15	3,426	1,908
Total liabilities		1,518,634	1,314,244

Equity
Called up share capital and share premium	17	4,508	4,536
Other reserves	19	(218)	1,770
Retained earnings		52,980	50,487
Shareholders' equity attributable to ordinary shareholders of the parent		57,270	56,793
Other equity instruments	18	12,357	12,259
Total equity excluding non-controlling interests		69,627	69,052
Non-controlling interests	7	969	989
Total equity		70,596	70,041

Total liabilities and equity		1,589,230	1,384,285

1
For Notes to the Financial Statements see pages 87 to 114.
2
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

Condensed consolidated statement of changes in equity (unaudited)
				Restated1	Restated1		Restated1
	Called up share capital and share premium2	Other equity instruments2	Other reserves2	Retained earnings	Total	Non-controlling interests3	Total equity
Half year ended 30.06.22	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	—	414	—	2,475	2,889	21	2,910
Currency translation movements	—	—	1,703	—	1,703	—	1,703
Fair value through other comprehensive income reserve	—	—	(759)	—	(759)	—	(759)
Cash flow hedges	—	—	(3,818)	—	(3,818)	—	(3,818)
Retirement benefit remeasurements	—	—	—	1,090	1,090	—	1,090
Own credit	—	—	855	—	855	—	855
Total comprehensive income for the period	—	414	(2,019)	3,565	1,960	21	1,981
Employee share schemes and hedging thereof	33	—	—	417	450	—	450
Issue and redemption of other equity instruments	—	115	—	25	140	(20)	120
Other equity instruments coupon paid	—	(414)	—	—	(414)	—	(414)
Partial disposal of ABSA holding	—	—	(39)	39	—	—	—
Vesting of employee share schemes	—	—	7	(464)	(457)	—	(457)
Dividends paid	—	—	—	(664)	(664)	(21)	(685)
Repurchase of shares	(61)	—	61	(432)	(432)	—	(432)
Other movements	—	(17)	2	7	(8)	—	(8)
Balance as at 30 June 2022	4,508	12,357	(218)	52,980	69,627	969	70,596

Half year ended 31.12.2021
Balance as at 1 July 2021	4,568	11,167	2,856	48,401	66,992	1,064	68,056
Profit after tax	—	415	—	2,453	2,868	28	2,896
Currency translation movements	—	—	364	—	364	—	364
Fair value through other comprehensive income reserve	—	—	(38)	—	(38)	—	(38)
Cash flow hedges	—	—	(1,517)	—	(1,517)	—	(1,517)
Retirement benefit remeasurements	—	—	—	540	540	—	540
Own credit	—	—	33	—	33	—	33
Total comprehensive income for the period	—	415	(1,158)	2,993	2,250	28	2,278
Employee share schemes and hedging thereof	35	—	—	(54)	(19)	—	(19)
Issue and redemption of other equity instruments	—	1,078	—	6	1,084	(75)	1,009
Other equity instruments coupon paid	—	(415)	—	—	(415)	—	(415)
Vesting of employee share schemes	—	—	(3)	(13)	(16)	—	(16)
Dividends paid	—	—	—	(339)	(339)	(28)	(367)
Repurchase of shares	(67)	—	67	(500)	(500)	—	(500)
Other movements	—	14	8	(7)	15	—	15
Balance as at 31 December 2021	4,536	12,259	1,770	50,487	69,052	989	70,041

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.
2
Details of share capital, other equity instruments and other reserves are shown on pages 103 to 104.
3
Details of non-controlling interests are shown on page 92.

Condensed consolidated statement of changes in equity (unaudited)
				Restated1	Restated1		Restated1
	Called up share capital and share premium2	Other equity instruments2	Other reserves2	Retained earnings	Total	Non-controlling interests3	Total equity
Half year ended 30.06.2021	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	389	—	3,752	4,141	19	4,160
Currency translation movements	—	—	(495)	—	(495)	—	(495)
Fair value through other comprehensive income reserve	—	—	(250)	—	(250)	—	(250)
Cash flow hedges	—	—	(911)	—	(911)	—	(911)
Retirement benefit remeasurements	—	—	—	103	103	—	103
Own credit	—	—	(47)	—	(47)	—	(47)
Total comprehensive income for the period	—	389	(1,703)	3,855	2,541	19	2,560
Employee share schemes and hedging thereof	25	—	—	289	314	—	314
Other equity instruments coupon paid	—	(389)	—	—	(389)	—	(389)
Vesting of employee share schemes	—	—	4	(397)	(393)	—	(393)
Dividends paid	—	—	—	(173)	(173)	(16)	(189)
Repurchase of shares	(94)	—	94	(700)	(700)	—	(700)
Other movements	—	(5)	—	—	(5)	(24)	(29)
Balance as at 30 June 2021	4,568	11,167	2,856	48,401	66,992	1,064	68,056

1.
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.
2.
Details of share capital, other equity instruments and other reserves are shown on pages 103 to 104.
3.
Details of non-controlling interests are shown on page 92.

Condensed consolidated cash flow statement (unaudited)
		Restated1
	Half year ended 30.06.22	Half year ended 30.06.21
	£m	£m
Profit before tax	3,733	4,902
Adjustment for non-cash items	(7,115)	6,977
Net (increase)/decrease in loans and advances at amortised cost	(17,667)	432
Net increase in deposits at amortised cost	49,237	19,859
Net increase in debt securities in issue	19,748	13,041
Changes in other operating assets and liabilities	14,719	(5,559)
Corporate income tax paid	(401)	(712)
Net cash from operating activities	62,254	38,940
Net cash from investing activities	(14,939)	(3,389)
Net cash from financing activities	(5,500)	(2,562)
Effect of exchange rates on cash and cash equivalents	7,047	(5,535)
Net increase in cash and cash equivalents	48,862	27,454
Cash and cash equivalents at beginning of the period	259,206	210,142
Cash and cash equivalents at end of the period	308,068	237,596

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

Financial Statement Notes

1.
Basis of preparation

These condensed consolidated interim financial statements ("the financial statements") for the six months ended 30 June 2022 have been prepared in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the UK’s Financial Conduct Authority (FCA) and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK.

The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2021. The annual financial statements for the year ended 31 December 2021 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted by the UK.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report 2021.

1.
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.

The WCR indicated that the Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.

2.
Other disclosures

The Credit risk disclosures on pages 33 to 56 form part of these interim financial statements.

Restatement of financial statements

The comparatives in these condensed consolidated interim financial statements for the six months ended 30 June 2022 (the financial statements) have been restated to reflect both a provision and contingent liability disclosure in respect of the impact of an over-issuance of securities (the Over-issuance of Securities) in excess of the maximum aggregate offering price registered under Barclays Bank PLC’s shelf registration statement on Form F-3, as declared effective by the SEC in August 2019 (2019 F-3) and Barclays Bank PLC’s predecessor shelf registration statement on Form F-3 filed in 2018 (Predecessor Shelf).

Due to a historic SEC settlement order, at the time the 2019 F-3 was filed and the Predecessor Shelf was amended, Barclays Bank PLC had ceased to be a “well-known seasoned issuer” (or WKSI) and had become an “ineligible issuer”, as defined in Rule 405 under the Securities Act of 1933, as amended (Securities Act), thus being required to register upfront a certain amount of securities with the SEC.

In March 2022, Barclays Bank PLC became aware that it had issued securities in the US materially in excess of the amount it had registered with the SEC under the 2019 F-3 and subsequently became aware that securities had also been issued in excess of the amount it had registered with the SEC under the Predecessor Shelf. The securities that were issued in this period comprise structured notes and exchange traded notes (ETNs). As such, certain offers and sales of these securities were not made in compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the securities. Under Section 12(a)(1) of the Securities Act, certain purchasers of unregistered securities have a right to recover, upon the tender of such security, the consideration paid for such security with interest, less the amount of any income received, or damages if the purchaser no longer owns the security (the Rescission Price). As a result, Barclays Bank PLC has elected to make a rescission offer to eligible purchasers of the relevant affected securities at the Rescission Price (the Rescission Offer).

A proportion of the expected costs associated with the rights of rescission of certain investors are attributable to Barclays PLC’s financial statements for the year ended 31 December 2021. Accordingly, the comparatives in these financial statements have been restated. The restatement impacts the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, and the consolidated cash flow statement for the year ended 31 December 2021, as well as quarterly and half yearly financial information that is presented within this document. There was no material effect on Barclays PLC’s previously reported financial statements for the year ended 31 December 2020 and 2019.

The table below reflects each of the consolidated financial statement line items that were affected by the restatement:

Impact on the consolidated income statement	As reported	Restatement	As restated
Half year ended 30.06.21	£m	£m	£m
Litigation and conduct	(99)	(77)	(176)
Operating expenses	(7,231)	(77)	(7,308)
Profit before tax	4,979	(77)	4,902
Taxation	(759)	17	(742)
Profit after tax	4,220	(60)	4,160

Year ended 31.12.21	£m	£m	£m
Litigation and conduct	(177)	(220)	(397)
Operating expenses	(14,439)	(220)	(14,659)
Profit before tax	8,414	(220)	8,194
Taxation	(1,188)	50	(1,138)
Profit after tax	7,226	(170)	7,056

Impact on the consolidated statement of comprehensive income
Half year ended 30.06.21	£m	£m	£m
Profit after tax	4,220	(60)	4,160
Total comprehensive income for the period	2,620	(60)	2,560

Year ended 31.12.21	£m	£m	£m
Profit after tax	7,226	(170)	7,056
Total comprehensive income for the period	5,008	(170)	4,838

Impact on the cash flow statement
Half year ended 30.06.21	£m	£m	£m
Profit before tax	4,979	(77)	4,902
Adjustment for non-cash items	6,900	77	6,977

Impact on the consolidated balance sheet
As at 31.12.21	£m	£m	£m
Current tax liabilities	739	(50)	689
Provisions	1,688	220	1,908
Total liabilities	1,314,074	170	1,314,244

Retained earnings	50,657	(170)	50,487
Total equity	70,211	(170)	70,041

2.
Segmental reporting

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.22	£m	£m	£m	£m
Total income	3,373	9,940	(109)	13,204
Credit impairment (charges)/releases	(48)	(310)	17	(341)
Net operating income/(expenses)	3,325	9,630	(92)	12,863
Operating costs	(2,083)	(5,042)	(145)	(7,270)
Litigation and conduct	(25)	(1,832)	—	(1,857)
Total operating expenses	(2,108)	(6,874)	(145)	(9,127)
Other net income/(expenses)1	—	13	(16)	(3)
Profit/(loss) before tax	1,217	2,769	(253)	3,733

As at 30.06.22	£bn	£bn	£bn	£bn
Total assets	318.8	1,250.6	19.8	1,589.2

		Restated2		Restated2
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.21	£m	£m	£m	£m
Total income	3,199	8,218	(102)	11,315
Credit impairment releases	443	293	6	742
Net operating income/(expenses)	3,642	8,511	(96)	12,057
Operating costs	(2,114)	(4,606)	(412)	(7,132)
Litigation and conduct	(22)	(161)	7	(176)
Total operating expenses	(2,136)	(4,767)	(405)	(7,308)
Other net income1	—	22	131	153
Profit/(loss) before tax	1,506	3,766	(370)	4,902

As at 31.12.21	£bn	£bn	£bn	£bn
Total assets	321.2	1,044.1	19.0	1,384.3

1
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.
2
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

Split of income by geographic region1
	Half year ended 30.06.22	Half year ended 30.06.21
	£m	£m
United Kingdom	7,972	5,895
Europe	1,311	1,222
Americas	3,200	3,608
Africa and Middle East	31	20
Asia	690	570
Total	13,204	11,315

1
The geographical analysis is based on the location of the office where the transactions are recorded.

3.
Net fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.22	£m	£m	£m	£m
Fee type
Transactional1	515	1,448	—	1,963
Advisory	83	511	—	594
Brokerage and execution	125	762	—	887
Underwriting and syndication	—	1,102	—	1,102
Other	29	80	2	111
Total revenue from contracts with customers	752	3,903	2	4,657
Other non-contract fee income	—	69	—	69
Fee and commission income1	752	3,972	2	4,726
Fee and commission expense	(147)	(1,153)	(2)	(1,302)
Net fee and commission income	605	2,819	—	3,424

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.21	£m	£m	£m	£m
Fee type
Transactional	408	1,181	—	1,589
Advisory	83	459	1	543
Brokerage and execution	109	553	—	662
Underwriting and syndication	—	1,715	—	1,715
Other	35	73	3	111
Total revenue from contracts with customers	635	3,981	4	4,620
Other non-contract fee income	—	62	—	62
Fee and commission income	635	4,043	4	4,682
Fee and commission expense1	(108)	(861)	(7)	(976)
Net fee and commission income	527	3,182	(3)	3,706

1
Barclays has corrected the presentation of the scheme fees incurred when Barclays acts as an “acquirer” as part of the payment transaction cycle. From 2022 onwards, the scheme fees reported under "Barclays International" are presented within fees and commission income under "Transactional" fee type, which had previously been recognised in fees and commission expense. The reclassification into Fee and Commission income is a reduction of £103m for H122. The comparatives have not been restated as the effect is not considered material although the effect would have been a reduction of H121: £88m with no impact on Net fee and commission income. There is no impact on Net assets or Cash flows reported.

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.

Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

4.
Staff costs

	Half year ended 30.06.22	Half year ended 30.06.21
Compensation costs	£m	£m
Upfront bonus charge	705	824
Deferred bonus charge	280	262
Other incentives	44	6
Performance costs	1,029	1,092
Salaries	2,278	2,117
Social security costs	377	336
Post-retirement benefits	282	275
Other compensation costs	241	223
Total compensation costs	4,207	4,043

Other resourcing costs
Outsourcing	268	171
Redundancy and restructuring	(15)	23
Temporary staff costs	53	55
Other	70	42
Total other resourcing costs	376	291

Total staff costs	4,583	4,334

Barclays Group compensation costs as a % of total income	31.9%	35.7%

No material awards have yet been granted in relation to the 2022 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements. One of the primary considerations when evaluating the accrual is Group and business level returns, aligning colleague and shareholder interests.

The Group has entered into physically settled forward contracts to hedge the settlement of certain share-based payment schemes. The present value of the fixed forward price to be paid under these outstanding contracts is £287m and has been recorded in retained earnings.

5.
Infrastructure, administration and general expenses

	Half year ended 30.06.22	Half year ended 30.06.21
Infrastructure costs	£m	£m
Property and equipment	744	709
Depreciation and amortisation	863	832
Lease payments	14	20
Impairment of property, equipment and intangible assets	21	304
Total infrastructure costs	1,642	1,865

Administration and general expenses
Consultancy, legal and professional fees	288	262
Marketing and advertising	206	163
Other administration and general expenses	551	508
Total administration and general expenses	1,045	933

Total infrastructure, administration and general expenses	2,687	2,798

6.
Tax

The tax charge for H122 was £823m (restated1 H121: £742m), representing an effective tax rate (ETR) of 22.0% (restated1 H121: 15.1%). The ETR for H122 includes a charge recognised for the re-measurement of the Group’s UK deferred tax assets (DTAs) due to the enactment of legislation in Q122 which will result in the UK banking surcharge rate being reduced from 8% to 3% effective from 1 April 2023. The ETR excluding the impact of this downward re-measurement of UK DTAs was 12.8%, which includes a 5.8% benefit relating to adjustments in respect of prior years. Included in the H122 tax charge is a credit of £110m (H121: £104m) in respect of payments made on AT1 instruments that are classified as equity for accounting purposes. The H121 ETR included a benefit recognised for the re-measurement of the Group’s UK DTAs as a result of the enactment of legislation to increase the UK corporation tax rate to 25% effective from 1 April 2023.

The re-measurement of UK DTAs has resulted in the Group's DTAs decreasing by £318m with a tax charge in the income statement of £346m and a tax credit within other comprehensive income of £28m.

In October 2021, the OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting announced plans to introduce a global minimum tax rate of 15%. The model rules were released by the OECD in December 2021 with further guidance published in March 2022. Draft legislation published by the UK government on 20 July 2022 to implement the global minimum tax regime is expected to apply for accounting periods beginning on or after 31 December 2023. The Group is reviewing the published OECD model rules and guidance and will review further guidance as well as new legislation to be released by governments implementing this new tax regime as it is published to assess the potential impact of new legislation.

In the USA, the proposed Build Back Better Act was passed by the House of Representatives in 2021 but it was not passed by the Senate and it is uncertain whether various proposals contained in the Act will progress further. The Act included proposals to implement material changes to international tax provisions, including amendments to the Base Erosion and Anti-Abuse Tax and the imposition of an alternative minimum tax based on accounting profits. It is unclear at this time whether any of these proposals could have a significant impact on the Group if enacted. The Group will continue to monitor developments and assess the potential impact of any future legislative changes ultimately enacted.

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

	As at 30.06.22	As at 31.12.21
Deferred tax assets and liabilities	£m	£m
UK	3,046	2,183
USA	1,530	2,006
Other territories	468	430
Deferred tax assets	5,044	4,619
Deferred tax liabilities	(5)	(37)

Analysis of deferred tax assets
Temporary differences	3,871	3,399
Tax losses	1,173	1,220
Deferred tax assets	5,044	4,619

7.
Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended 30.06.22	Half year ended 30.06.21	As at 30.06.22	As at 31.12.21
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	15	13	529	529
- Upper T2 instruments	6	3	438	458
Other non-controlling interests	—	3	2	2
Total	21	19	969	989

8.
Earnings per share

		Restated1
	Half year ended 30.06.22	Half year ended 30.06.21
	£m	£m
Profit attributable to ordinary equity holders of the parent	2,475	3,752

	m	m
Basic weighted average number of shares in issue	16,684	17,140
Number of potential ordinary shares	428	467
Diluted weighted average number of shares	17,112	17,607

	p	p
Basic earnings per ordinary share	14.8	21.9
Diluted earnings per ordinary share	14.5	21.3

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

9.
Dividends on ordinary shares

A half year dividend for 2022 of 2.25p (H121: 2p) per ordinary share will be paid on 16 September 2022 to shareholders on the register on 12 August 2022.

	Half year ended 30.06.22		Half year ended 30.06.21
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	4.0	664	1.0	173

For qualifying American Depositary Receipt (ADR) holders, the half year dividend of 2.25p per ordinary share becomes 9.0p per American Depositary Share (representing 4 shares). The depositary bank will post the half year dividend on 16 September 2022 to ADR holders on the record at close of business on 12 August 2022.

The Directors have confirmed their intention to initiate a share buyback of up to £500m after the balance sheet date. The share buyback is expected to commence in the third quarter of 2022. The financial statements for the six months ended 30 June 2022 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

10.
Derivative financial instruments

	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.22	£m	£m	£m
Foreign exchange derivatives	6,732,093	135,207	(123,662)
Interest rate derivatives	44,275,712	130,628	(116,541)
Credit derivatives	1,640,043	8,128	(8,228)
Equity and stock index and commodity derivatives	2,510,981	70,066	(71,830)
Derivative assets/(liabilities) held for trading	55,158,829	344,029	(320,261)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	139,040	701	(21)
Derivatives designated as fair value hedges	107,809	106	(1,054)
Derivatives designated as hedges of net investments	4,097	19	(60)
Derivative assets/(liabilities) designated in hedge accounting relationships	250,946	826	(1,135)

Total recognised derivative assets/(liabilities)	55,409,775	344,855	(321,396)

As at 31.12.21
Foreign exchange derivatives	5,824,856	76,140	(74,437)
Interest rate derivatives	38,816,432	125,846	(114,803)
Credit derivatives	1,272,104	5,682	(6,561)
Equity and stock index and commodity derivatives	1,899,382	54,010	(59,946)
Derivative assets/(liabilities) held for trading	47,812,774	261,678	(255,747)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	114,313	798	(3)
Derivatives designated as fair value hedges	102,815	59	(1,129)
Derivatives designated as hedges of net investments	2,423	37	(4)
Derivative assets/(liabilities) designated in hedge accounting relationships	219,551	894	(1,136)

Total recognised derivative assets/(liabilities)	48,032,325	262,572	(256,883)

The IFRS netting posted against derivative assets was £55bn including £12bn of cash collateral netted (December 2021: £24bn including £4bn cash collateral netted) and £55bn for liabilities including £12bn of cash collateral netted (December 2021: £24bn including £4bn of cash collateral netted). Derivative asset exposures would be £306bn (December 2021: £237bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £40bn (December 2021: £35bn). Similarly, derivative liabilities would be £293bn (December 2021: £235bn) lower reflecting counterparty netting and cash collateral placed of £26bn (December 2021: £32bn). In addition, non-cash collateral of £13bn (December 2021: £6bn) was held in respect of derivative assets and £3bn (December 2021: £2bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

11.
Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2021 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.22	£m	£m	£m	£m
Trading portfolio assets	58,419	64,329	4,256	127,004
Financial assets at fair value through the income statement	1,115	202,026	9,582	212,723
Derivative financial instruments	11,653	329,329	3,873	344,855
Financial assets at fair value through other comprehensive income	22,455	40,696	43	63,194
Investment property	—	—	5	5
Total assets	93,642	636,380	17,759	747,781

Trading portfolio liabilities	(47,870)	(28,686)	(82)	(76,638)
Financial liabilities designated at fair value	(193)	(254,496)	(447)	(255,136)
Derivative financial instruments	(12,674)	(304,343)	(4,379)	(321,396)
Total liabilities	(60,737)	(587,525)	(4,908)	(653,170)

As at 31.12.21
Trading portfolio assets	80,926	63,828	2,281	147,035
Financial assets at fair value through the income statement	5,093	177,167	9,712	191,972
Derivative financial instruments	6,150	252,412	4,010	262,572
Financial assets at fair value through other comprehensive income	22,009	39,706	38	61,753
Investment property	—	—	7	7
Total assets	114,178	533,113	16,048	663,339

Trading portfolio liabilities	(27,529)	(26,613)	(27)	(54,169)
Financial liabilities designated at fair value	(174)	(250,376)	(410)	(250,960)
Derivative financial instruments	(6,571)	(244,253)	(6,059)	(256,883)
Total liabilities	(34,274)	(521,242)	(6,496)	(562,012)

The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

	As at 30.06.22		As at 31.12.21
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	1,573	(1,849)	1,091	(1,351)
Foreign exchange derivatives	786	(560)	376	(374)
Credit derivatives	234	(615)	323	(709)
Equity derivatives	1,280	(1,355)	2,220	(3,625)
Corporate debt	1,171	(13)	1,205	(21)
Reverse repurchase and repurchase agreements	178	(188)	13	(172)
Non-asset backed loans	8,660	—	6,405	—
Asset backed securities	291	—	558	—
Equity cash products	422	(3)	393	—
Private equity investments	1,297	(8)	1,095	(6)
Other1	1,867	(317)	2,369	(238)
Total	17,759	(4,908)	16,048	(6,496)

1
Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended 31 December 2021: no material transfers between Level 1 and Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis
						Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers
	As at 01.01.22	Purchases	Sales	Issues	Settle-ments	Trading income	Other income		In	Out	As at 30.06.22
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	389	90	(144)	—	(17)	54	—	—	43	(11)	404
Non-asset backed loans	758	2,448	(459)	—	—	11	—	—	50	(113)	2,695
Asset backed securities	454	72	(80)	—	(297)	(20)	—	—	100	(66)	163
Equity cash products	303	21	(56)	—	—	24	—	—	52	(17)	327
Other	377	326	(42)	—	(5)	56	—	—	39	(84)	667
Trading portfolio assets	2,281	2,957	(781)	—	(319)	125	—	—	284	(291)	4,256

Non-asset backed loans	5,647	1,847	(757)	—	(484)	(334)	—	—	52	(9)	5,962
Equity cash products	90	—	—	—	—	3	2	—	—	—	95
Private equity investments	1,095	99	(16)	—	(1)	84	(26)	—	59	(4)	1,290
Other	2,880	4,817	(5,579)	—	(156)	11	182	—	99	(19)	2,235
Financial assets at fair value through the income statement	9,712	6,763	(6,352)	—	(641)	(236)	158	—	210	(32)	9,582

Private equity investments	—	—	—	—	—	—	—	1	6	—	7
Asset backed securities	38	—	—	—	—	—	—	(2)	—	—	36
Assets at fair value through other comprehensive income	38	—	—	—	—	—	—	(1)	6	—	43

Investment property	7	—	(1)	—	—	—	(1)	—	—	—	5

Trading portfolio liabilities	(27)	(35)	3	—	—	(29)	—	—	—	6	(82)

Financial liabilities designated at fair value	(410)	(5)	—	(13)	47	(22)	—	—	(81)	37	(447)

Interest rate derivatives	(260)	25	—	—	(4)	(305)	(9)	—	271	6	(276)
Foreign exchange derivatives	2	—	—	—	(9)	273	—	—	(65)	25	226
Credit derivatives	(386)	(36)	5	—	60	(99)	—	—	20	55	(381)
Equity derivatives	(1,405)	(83)	—	—	171	980	(1)	—	(9)	272	(75)
Net derivative financial instruments1	(2,049)	(94)	5	—	218	849	(10)	—	217	358	(506)

Total	9,552	9,586	(7,126)	(13)	(695)	687	147	(1)	636	78	12,851

1
Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £3,873m and derivative financial liabilities were £4,379m.

Level 3 movement analysis
	As at 01.01.21	Purchases	Sales	Issues	Settle- ments	Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 30.06.21
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	305	(87)	—	—	25	—	—	40	(11)	423
Non-asset backed loans	709	620	(131)	—	(84)	13	—	—	124	(106)	1,145
Asset backed securities	686	112	(294)	—	—	(10)	—	—	43	(48)	489
Equity cash products	214	13	(17)	—	—	32	—	—	29	(9)	262
Other	103	21	—	—	(51)	(1)	—	—	162	(1)	233
Trading portfolio assets	1,863	1,071	(529)	—	(135)	59	—	—	398	(175)	2,552

Non-asset backed loans	5,580	698	(299)	—	(687)	(119)	—	—	69	(48)	5,194
Equity cash products	326	160	(194)	—	—	(171)	18	—	1	—	140
Private equity investments	874	106	(9)	—	(8)	(5)	92	—	—	(71)	979
Other	1,726	2,291	(2,389)	—	(162)	(19)	1	—	16	—	1,464
Financial assets at fair value through the income statement	8,506	3,255	(2,891)	—	(857)	(314)	111	—	86	(119)	7,777

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	—
Asset backed securities	47	4	—	—	(5)	—	—	2	—	—	48
Assets at fair value through other comprehensive income	153	4	—	—	(5)	—	—	2	—	(106)	48

Investment property	10	—	(2)	—	—	—	—	—	—	—	8

Trading portfolio liabilities	(28)	(3)	14	—	—	(7)	—	—	—	7	(17)

Financial liabilities designated at fair value	(355)	—	—	—	98	7	(2)	—	(78)	18	(312)

Interest rate derivatives	(2)	9	—	—	33	(121)	4	—	21	(297)	(353)
Foreign exchange derivatives	1	—	—	—	58	(6)	—	—	3	(34)	22
Credit derivatives	(155)	(117)	2	—	(5)	12	(1)	—	1	(1)	(264)
Equity derivatives	(1,614)	(315)	(1)	—	(32)	(221)	(1)	—	28	808	(1,348)
Net derivative financial instruments1	(1,770)	(423)	1	—	54	(336)	2	—	53	476	(1,943)

Total	8,379	3,904	(3,407)	—	(845)	(591)	111	2	459	101	8,113

1
Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £3,657m and derivative financial liabilities were £5,600m.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.22				Half year ended 30.06.21
	Income statement		Other compre hensive income	Total	Income statement		Other compre hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	121	—	—	121	35	—	—	35
Financial assets at fair value through the income statement	(165)	(22)	—	(187)	(201)	114	—	(87)
Financial assets at fair value through other comprehensive income	—	—	(1)	(1)	—	—	—	—
Investment properties	—	(1)	—	(1)	—	—	—	—
Trading portfolio liabilities	(35)	—	—	(35)	(6)	—	—	(6)
Financial liabilities designated at fair value	(14)	—	—	(14)	7	—	—	7
Net derivative financial instruments	862	(1)	—	861	(367)	—	—	(367)
Total	769	(24)	(1)	744	(532)	114	—	(418)

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Current year valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2021.

Sensitivity analysis of valuations using unobservable inputs

	As at 30.06.22				As at 31.12.21
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	75	—	(108)	—	51	—	(79)	—
Foreign exchange derivatives	15	—	(22)	—	20	—	(28)	—
Credit derivatives	111	—	(115)	—	111	—	(103)	—
Equity derivatives	107	—	(112)	—	187	—	(195)	—
Corporate debt	36	—	(35)	—	38	—	(28)	—
Non-asset backed loans	298	—	(334)	—	165	—	(256)	—
Equity cash products	73	—	(129)	—	42	—	(61)	—
Private equity investments	272	1	(286)	(1)	246	—	(236)	—
Other1	27	—	(36)	—	20	—	(19)	—
Total	1,014	1	(1,177)	(1)	880	—	(1,005)	—

1
Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,015m (December 2021: £880m) or to decrease fair values by up to £1,178m (December 2021: £1,005m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2021.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at 30.06.22	As at 31.12.21
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(539)	(506)
Uncollateralised derivative funding	(82)	(127)
Derivative credit valuation adjustments	(388)	(212)
Derivative debit valuation adjustments	208	91

●
Exit price adjustments derived from market bid-offer spreads increased by £33m to £539m as a result of movements in market bid offer spreads.
●
Uncollateralised derivative funding decreased by £45m to £82m as a result of reduction in uncollateralised funding exposure due to increases in interest rates which offset impact of wider funding spreads.
●
Derivative credit valuation adjustments increased by £176m to £388m as a result of widening input counterparty credit spreads
●
Derivative debit valuation adjustments increased by £117m to £208m as a result of widening input own credit spreads

Portfolio exemption

The Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £117m (December 2021: £133m) for financial instruments measured at fair value and £221m (December 2021: £230m) for financial instruments carried at amortised cost. There are additions and FX gains of £19m (December 2021: £59m) and amortisation and releases of £35m (December 2021: £42m) for financial instruments measured at fair value and additions of £nil (December 2021: £nil) and amortisation and releases of £9m (December 2021: £17m) for financial instruments carried at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £3,065m (December 2021: £790m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2021.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet.

	As at 30.06.22		As at 31.12.21
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost	395,824	396,475	361,451	362,424
Reverse repurchase agreements and other similar secured lending	1,639	1,639	3,227	3,227

Financial liabilities
Deposits at amortised cost	(568,670)	(568,715)	(519,433)	(519,436)
Repurchase agreements and other similar secured borrowing	(28,566)	(28,569)	(28,352)	(28,358)
Debt securities in issue	(115,906)	(115,777)	(98,867)	(100,657)
Subordinated liabilities	(11,871)	(11,799)	(12,759)	(13,334)

12.
Loans and advances and deposits at amortised cost

	As at 30.06.22	As at 31.12.21
	£m	£m
Loans and advances at amortised cost to banks	12,532	9,698
Loans and advances at amortised cost to customers	337,220	319,922
Debt securities at amortised cost	46,072	31,831
Total loans and advances at amortised cost	395,824	361,451

Deposits at amortised cost from banks	29,891	17,819
Deposits at amortised cost from customers	538,779	501,614
Total deposits at amortised cost	568,670	519,433

13.
Goodwill and intangible assets

Goodwill and intangible assets are allocated to business operations according to business segments as follows:

	As at 30.06.22			As at 31.12.21
	Goodwill	Intangibles	Total	Goodwill	Intangibles	Total
	£m	£m	£m	£m	£m	£m
Barclays UK	3,560	1,247	4,807	3,560	1,233	4,793
Barclays International	308	3,079	3,387	291	2,930	3,221
Head Office	44	7	51	42	5	47
Total	3,912	4,333	8,245	3,893	4,168	8,061

The Group performed an impairment review to assess the recoverability of its goodwill and intangible asset balances as at 31 December 2021. The outcome of this review is disclosed on pages 382-385 of the Barclays PLC Annual Report 2021. No impairment was recognised as a result of the review as value in use exceeded carrying amount. A review of the Group's goodwill and intangible assets as at 30 June 2022 did not identify the presence of impairment.

14.
Subordinated liabilities

	Half year ended 30.06.22	Year ended 31.12.21
	£m	£m
Opening balance as at 1 January	12,759	16,341
Issuances	259	1,890
Redemptions	(1,180)	(4,807)
Other	33	(665)
Closing balance	11,871	12,759

Issuances of £259m comprise £128m USD Floating Rate Notes, £89m ZAR Floating Rate Notes and £42m EUR Floating Rate Notes issued externally by Barclays subsidiaries.

Redemptions of £1,180m comprise £1,039m notes issued externally by Barclays Bank PLC, £74m USD Floating Rate Notes issued externally by a Barclays subsidiary and £67m GBP Undated Subordinated Loan Notes (secured) issued externally by a Barclays securitisation special purpose vehicle (SPV). £1,039m notes issued externally by Barclays Bank PLC comprise £838m EUR 6.625% Fixed Rate Subordinated Notes, £147m USD 6.86% Callable Perpetual Core Tier One Notes, £42m EUR Subordinated Floating Rate Notes and £12m GBP 6% Callable Perpetual Core Tier One Notes.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

15.
Provisions

		Restated1
	As at 30.06.22	As at 31.12.21
	£m	£m
Customer redress	1,985	530
Legal, competition and regulatory matters	418	226
Redundancy and restructuring	216	326
Undrawn contractually committed facilities and guarantees	526	542
Onerous contracts	—	5
Sundry provisions	281	279
Total	3,426	1,908

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

Over-issuance of securities

As at 30 June 2022, Barclays PLC has recognised a balance sheet provision of £1,757m (December 2021: £220m) in relation to the Over-issuance of Securities (see Basis of preparation on page 87 for more information), out of which £1,592m (December 2021: £220m) is due to the over-issuance of structured notes (within Customer redress) and £165m (December 2021: nil) relates to liabilities that could be incurred arising out of ongoing discussions in respect of a potential SEC resolution (within Legal, competition and regulatory matters).

The amount of the provision in relation to the rescission rights of investors in over-issued structured notes is determined by (among other things) the market value of the structured notes subject to the Rescission Offer, participation rates in such Rescission Offer, prevailing interest rates, and movements in foreign exchange rates. The majority of the structured notes subject to the Rescission Offer provide an equity linked return to investors. As such, the value of these notes is highly sensitive to movements in the price of individual securities and a range of indices.

The increase in the provision of £1,372m predominantly reflects a reduction in the market value of the structured notes and additional accrued interest that would be payable to investors on rescission. The US equity markets have been volatile during the first half of 2022, with significant reductions in the value of US equity indices such as the S&P 500 from the year end 2021 levels, which has led to a reduction in the market value of the structured notes, and increased the size of the provision. The provision does not include the impact of market hedges that have been entered into subsequent to the year-end and were initiated from the end of the first quarter of 2022 to reduce the net volatility to the income statement. When determining these market hedges, consideration was given to changes in the rescission costs which would arise from volatility in the market along with the positioning of the Markets business.

The structured notes also accrue interest on a monthly basis (at current prevailing interest rates and participation rate assumptions this is c£34m a month) until the Rescission Price has been paid. The provision also assumes that not all structured note investors whose securities are out of the money will accept the Rescission Offer. If all investors were to accept the Rescission Offer, the provision would increase by c£60m.

The remaining increase in the provision of £165m results from Barclays PLC’s estimate of the potential SEC resolution.

16.
Retirement benefits

As at 30 June 2022, the Group’s IAS 19 net pension surplus across all schemes was £4.9bn (December 2021: £3.6bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 net pension surplus of £5.2bn (December 2021: £3.8bn). The movement for the UKRF was driven by an overall increase in AA corporate bond yields (used for discounting future liabilities), a reduction in long-term expected price inflation assumption and the payment of deficit reduction contributions. These movements were partially offset by the fall in the value of UKRF's assets and the impact of high recent inflation on the liabilities.

UKRF funding valuations

The latest annual update as at 30 September 2021 showed the funding position had improved to a surplus of £0.6bn from a deficit of £0.9bn shown at 30 September 2020. The improvement was mainly due to £0.7bn of deficit reduction contributions and favourable asset returns, partially offset by higher expected long term price inflation. The deficit recovery plan agreed at the last triennial valuation requires deficit reduction contributions from Barclays Bank PLC of £294m in 2022 and £286m in 2023. The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. £147m of the 2022 deficit reduction contributions were paid in April, with the remaining £147m due in September. The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

During 2019 and 2020, the UKRF, the Group’s main pension scheme, subscribed for non-transferable listed senior fixed rate notes for £1.25bn issued by entities consolidated within the Group under IFRS 10. As a result of these transactions, the CET1 impact of the 2019 and 2020 deficit contributions was deferred until 2023, 2024 and 2025 upon maturity of the notes. Following the PRA’s statement on 13 April 2022, Barclays is planning to unwind these transactions and to agree the terms and timing of this unwind with the UKRF Trustee as part of the next triennial actuarial valuation as at 30 September 2022. Upon unwind, this would result in a c.30bps reduction to the CET1 ratio potentially being accelerated to Q4 2022 from 2023, 2024 and 2025.

17.
Called up share capital

	Ordinary share capital	Share premium	Total share capital and share premium
Half year ended 30.06.22	£m	£m	£m
Opening balance as at 1 January	4,188	348	4,536
Issue of shares under employee share schemes	6	27	33
Repurchase of shares	(61)	—	(61)
Closing balance	4,133	375	4,508

Called up share capital comprises 16,531m (December 2021: 16,752m) ordinary shares of 25p each. The decrease is mainly due to the repurchase of 244m shares as part of the £1.0bn share buyback announced in the FY21 results, partially offset by an increase due to the issuance of shares under employee share schemes.

18.
Other equity instruments

	Half year ended 30.06.22	Year ended 31.12.21
	£m	£m
Opening balance as at 1 January	12,259	11,172
Issuances	1,247	1,078
Redemptions	(1,132)	—
Securities held by the Group	(17)	9
Closing balance	12,357	12,259

Other equity instruments of £12,357m (December 2021: £12,259m) comprise AT1 securities issued by Barclays PLC. There was one issuance and one redemption in the six months to 30 June 2022.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole on (i) the initial call date, or on any fifth anniversary after the initial call date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Group fall below 7%.

19.
Other reserves

	As at 30.06.22	As at 31.12.21
	£m	£m
Currency translation reserve	4,443	2,740
Fair value through other comprehensive income reserve	(1,081)	(283)
Cash flow hedging reserve	(4,671)	(853)
Own credit reserve	(103)	(960)
Other reserves and treasury shares	1,194	1,126
Total	(218)	1,770

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2022, there was a credit balance of £4,443m (December 2021: £2,740m credit) in the currency translation reserve. The £1,703m credit movement principally reflects the weakening of GBP against USD during the period.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the changes in the fair value of fair value through other comprehensive income investments since initial recognition.

As at 30 June 2022, there was a debit balance of £1,081m (December 2021: £283m debit) in the fair value through other comprehensive income reserve. The loss of £798m is principally driven by a loss of £1,237m from the decrease in fair value of bonds due to increasing bond yields, £5m of net gains transferred to the income statement and £39m of gains transferred to retained earnings on sale of 7.45% equity stake in Absa Group Limited. This is partially offset by a gain of £153m due to an increase in the Absa Group Limited share price and a tax credit of £326m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2022, there was a debit balance of £4,671m (December 2021: £853m debit) in the cash flow hedging reserve. The decrease of £3,818m principally reflects a £4,747m decrease in the fair value of interest rate swaps held for hedging purposes as major interest rate forward curves increased and £429m of gains transferred to the income statement. This is partially offset by a tax credit of £1,358m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2022, there was a debit balance of £103m (December 2021: £960m debit) in the own credit reserve. The movement of £857m principally reflects a £1,258m gain from the widening of Barclays’ funding spreads partially offset by a tax charge of £403m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.

As at 30 June 2022, there was a credit balance of £1,194m (December 2021: £1,126m credit) in other reserves and treasury shares. This is driven by an increase of £61m due to the repurchase of 244m shares as part of the £1.0bn share buyback and a £7m increase in the treasury shares balance held in relation to employee share schemes.

20.
Contingent liabilities and commitments

	As at 30.06.22	As at 31.12.21
Contingent liabilities and financial guarantees	£m	£m
Guarantees and letters of credit pledged as collateral security	16,463	15,549
Performance guarantees, acceptances and endorsements	5,877	5,797
Total	22,340	21,346

Commitments
Documentary credits and other short-term trade related transactions	1,888	1,584
Standby facilities, credit lines and other commitments	396,038	344,127
Total	397,926	345,711

Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on Barclays relating to legal and competition and regulatory matters can be found in Note 21.

21.
Legal, competition and regulatory matters

The Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 15, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.

Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1. Barclays PLC and Barclays Bank PLC

Investigations into certain advisory services agreements

FCA proceedings

In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed. A hearing took place before the Regulatory Decisions Committee in the first quarter of 2022 and a decision is expected in the second half of 2022.

Investigations into LIBOR and other benchmarks and related civil actions

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

USD LIBOR civil actions

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of one lawsuit, in which the plaintiffs are seeking no less than $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. Two class action settlements, where Barclays Bank PLC has respectively paid $7.1m and $20m, have received final court approval. Barclays Bank PLC also settled two further matters for $7.5m, and $1.95m respectively.

Sterling LIBOR civil actions

In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.

Japanese Yen LIBOR civil actions

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and, in 2020, the court dismissed the plaintiff’s remaining CEA claims. The plaintiff has appealed the lower court’s dismissal of such claims.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. Barclays and the plaintiffs have reached a settlement of $17.75m for both actions, which is subject to court approval.

SIBOR/SOR civil action

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs and remaining defendants (which includes Barclays Bank PLC) have reached a joint settlement to resolve this matter for $91m, which has received preliminary court approval. A final court approval hearing has been scheduled for November 2022. The financial impact of Barclays’ share of the joint settlement is not expected to be material to the Group’s operating results, cash flows or financial position.

ICE LIBOR civil actions

In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020 and the plaintiffs appealed. In February 2022, the dismissal was affirmed on appeal. The plaintiffs have not sought U.S. Supreme Court review. This matter is now concluded.

In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The plaintiffs' motion seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR was denied. The defendants have moved to dismiss the case.

Non-US benchmarks civil actions

There remains one claim, issued in 2017, against Barclays Bank PLC and other banks in the UK in connection with alleged manipulation of LIBOR. Proceedings have also been brought in a number of other jurisdictions in Europe, Argentina and Israel relating to alleged manipulation of LIBOR and EURIBOR. Additional proceedings in other jurisdictions may be brought in the future.

Credit Default Swap civil action

A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants have moved to dismiss the case.

Foreign Exchange investigations and related civil actions

In 2015, the Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market.

The European Commission announced two settlements in May 2019 and the Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Group paid penalties totalling approximately CHF27m. In December 2021, the European Commission announced a final settlement which required the Group to pay penalties totalling approximately €54m, which amount has been provided for in previous periods. The financial impact of any ongoing investigations is not expected to be material to the Group’s operating results, cash flows or financial position.

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets.

FX opt out civil action

In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiffs' claims were dismissed in 2020.

Retail basis civil action

In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs have filed an amended complaint.

Non-US FX civil actions

Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional proceedings may be brought in the future.

The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019 following the settlements with the European Commission described above. The CAT refused to certify these claims in the first quarter of 2022 although the claimants are seeking permission to appeal. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the CAT, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.

Metals related civil actions

A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. The parties have reached a joint settlement to resolve this matter for $50m, which has received preliminary court approval, with the final court approval hearing scheduled for August 2022. The financial impact of Barclays’ share of the joint settlement is not expected to be material to the Group’s operating results, cash flows or financial position. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage related civil actions

There are two pending US Residential Mortgage-Backed Securities (RMBS) related civil actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. In one action, the Barclays defendants’ motion for summary judgment was granted in June 2022 and the plaintiffs’ R&W breach claim was dismissed. The plaintiffs may appeal. The other repurchase action is pending.

Barclays Bank PLC has reached settlements to resolve two other repurchase actions, which have received final court approval. Payment of the settlement amount of one of those repurchase actions was completed in the first quarter of 2022, and the other will be completed in the third quarter of 2022. The financial impact of the settlements is not expected to be material to the Group’s operating results, cash flows or financial position.

In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The parties have reached a joint settlement to resolve this matter for $32.5m. The settlement was paid in April 2022. The financial impact of BCI’s share of the joint settlement is not material to the Group’s operating results, cash flows or financial position.

Government and agency securities civil actions

Treasury auction securities civil actions

Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in March 2022. The plaintiffs are appealing this decision.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.

Supranational, Sovereign and Agency bonds civil actions

Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.

In one of the actions filed in the SDNY, the court granted the defendants’ motion to dismiss the plaintiffs’ complaint. The dismissal was affirmed on appeal; however, the district court subsequently informed the parties of a potential conflict. The motion to dismiss were assigned to a new district court judge and the plaintiffs have moved to vacate the dismissal order. The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the plaintiffs reached settlements with a small number of banks in 2020 (not including Barclays Capital Canada, Inc.). The plaintiffs have commenced the class certification process. There is no court scheduled deadline and the action remains at an early stage.

Variable Rate Demand Obligations civil actions

Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in November 2020 and defendants’ motion for partial dismissal of the amended consolidated complaint was granted in part and denied in part in June 2022. In the California action, the plaintiffs’ claims were dismissed in June 2021. The plaintiffs have appealed the dismissal.

Odd-lot corporate bonds antitrust class action

In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021 and the plaintiffs have appealed the dismissal. The district court subsequently informed the parties of a potential conflict and the case was reassigned to a new district court judge. The plaintiffs have filed a motion seeking a ruling that would vacate the dismissal and allow the plaintiffs to file an amended complaint if the appeals court remands the case for further proceedings.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings, with the trial scheduled to commence in the fourth quarter of 2022.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Master Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.

Civil actions in respect of the US Anti-Terrorism Act

There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs have appealed in one action. The remaining actions are stayed pending a decision on the appeal. Out of the two actions in the SDNY, the court also granted the defendants’ motion to dismiss the first action, which is stayed pending a decision on the EDNY appeal. The second SDNY action is stayed, pending any appeal on the dismissal of the first.

Shareholder derivative action

In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in April 2022. The plaintiffs are appealing the decision.

Derivative transactions civil action

In 2021, Vestia (a Dutch housing association) brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.

Timeshare loans, skilled person review, and associated matters

In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered between April 2014 and April 2016 by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS voluntarily agreed to remediate the ASL Loans, in accordance with the FCA’s methodology and the remediation exercise is substantively complete. The remaining scope of the skilled person review is also complete. The skilled person made a number of observations, some of which were adverse, about both current and historic affordability practices as well as current oversight practices. CFS is not required to conduct a full back book review but, following a review of certain cohorts of loans to determine historic affordability and/or broker oversight practices that may have caused customer harm, where harm is identified, CFS’ intention is to remediate. To date CFS has identified a number of areas for remediation but the scoping exercise is ongoing. Separately, and notwithstanding this, CFS decided in March 2022 to extend the proactive remediation of ASL Loans beyond those brokered between April 2014 to April 2016 to include the full portfolio of ASL Loans brokered between 2006 and 2018. In the first quarter of 2022, a customer remediation provision of £181m has been recognised in relation to the remediation of the ASL Loans originated outside the April 2014 to April 2016 period. This provision represents the best estimate as at 30 June 2022.

CFS continues to review complaints about other legacy partner finance loans, however, it is not currently possible to predict the outcome of this review or the financial impact on the Group.

Over-issuance of securities in the US

Barclays Bank PLC maintains a US shelf registration statement with the Securities and Exchange Commission (SEC) in order to issue securities to US investors. In May 2017, Barclays Bank PLC was the subject of an SEC settlement order as a result of which it lost its status as a “well-known seasoned issuer” (or WKSI) and was required to register a specified amount of securities to be issued under any US shelf registration statements filed with the SEC.

On 10 March 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its 2019 US shelf registration statement (2019 F-3) and subsequently became aware that securities had also been issued in excess of the set amount under the predecessor US shelf registration statement (the Predecessor Shelf). The securities that have been over-issued comprise structured notes and exchange traded notes (ETNs). Securities issued in excess of the amount registered are considered to be “unregistered securities” for the purposes of US securities laws, with certain purchasers of those securities having a right to recover, upon the tender of such security to Barclays Bank PLC, the consideration paid for such security with interest, less the amount of any income received, or to recover damages from Barclays Bank PLC if the purchaser no longer owns the security and had sold the security at a loss (the Rescission Price). Barclays Bank PLC is expected to launch a rescission offer on 1 August 2022, by which Barclays Bank PLC will offer to repurchase the relevant affected securities for the rescission price (the Rescission Offer). Although the Rescission Offer is expected to reduce liability with respect to potential private civil claims, it will not necessarily prevent such claims from being asserted against Barclays Bank PLC and/or its affiliates, including claims under applicable US federal securities laws.

Further, the Rescission Offer does not bar the SEC and other regulators from pursuing enforcement actions against Barclays Bank PLC and its affiliates, which are expected to result in fines, penalties and/or other sanctions. The Group is engaged with, and responding to inquiries and requests for information from, various regulators, including the SEC. The SEC’s investigation into this matter is at an advanced stage and the Group has had preliminary discussions with the staff of the SEC's Division of Enforcement about resolving this matter.

As at 30 June 2022, Barclays PLC has recognised a balance sheet provision of £1,757m (December 2021: £220m) in relation to this matter, out of which £1,592m (December 2021: £220m) relates to the over-issuance of structured notes and £165m (December 2021: nil) relates to liabilities that could be incurred arising out of ongoing discussions in respect of a potential SEC resolution.

A contingent liability exists in relation to the over-issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential civil claims or enforcement actions taken against Barclays Bank PLC and/or its affiliates, but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions. Any liabilities, claims or actions in connection with the over-issuance of securities under its 2019 F-3 and the Predecessor Shelf could have an adverse effect on Barclays Bank PLC’s and the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.

Investigation into the use of unapproved communications platforms

In July 2022, Barclays Bank PLC and BCI reached an agreement in principle with the staff of the SEC's Division of Enforcement and the staff of the Commodity Futures Trading Commission (CFTC) in connection with investigations by the SEC and the CFTC of Barclays Bank PLC, BCI and other financial institutions as part of a financial industry sweep regarding compliance with record-keeping obligations in connection with business-related communications sent over unapproved electronic messaging platforms. The SEC and the CFTC found that Barclays Bank PLC and BCI failed to comply with their respective record keeping rules, where such communications were sent or received by employees over electronic messaging channels that had not been approved by the bank for business use by employees. The proposed resolution with the SEC and the CFTC, will include Barclays Bank PLC and BCI paying a combined $125m civil monetary penalty to the SEC and a $75m civil monetary penalty to the CFTC. There will also be non-financial components to the settlements which have yet to be finalised and agreed with the SEC and CFTC. Subject to final agreement of the terms of the settlements and related documentation, as well as the SEC's and CFTC's approval, the civil monetary penalties are expected to be paid during the third quarter of 2022.

2. Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).

Local authority civil actions concerning LIBOR

Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities brought claims in 2018 against Barclays Bank PLC and Barclays Bank UK PLC asserting that they entered into loans between 2006 and 2008 in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays Bank PLC and Barclays Bank UK PLC were successful in their applications to strike out the claims. The claims have been settled on terms such that the parties have agreed not to pursue these claims further and to bear their own costs. The financial impact of the settlements is not material to the Group’s operating results, cash flows or financial position.

3. Barclays PLC

Alternative trading systems

In 2020, a claim was brought against Barclays PLC in the UK in the High Court by various shareholders regarding Barclays PLC’s share price based on the allegations contained within a complaint by the New York State Attorney General (NYAG) in 2014. Such claim was settled in 2016, as previously disclosed. The more recent claim seeks unquantified damages and Barclays is defending the claim. The NYAG complaint was filed against Barclays PLC and BCI in the NY Supreme Court alleging, among other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, BCI’s SEC-registered alternative trading system.

General

The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

22.
Related party transactions

Related party transactions in the half year ended 30 June 2022 were similar in nature to those disclosed in the Barclays PLC Annual Report 2021. No related party transactions that have taken place in the half year ended 30 June 2022 have materially affected the financial position or the performance of the Group during this period.

23.
 Interest rate benchmark reform

Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR became a priority for global regulators. The FCA and other global regulators instructed market participants to prepare for the cessation of GBP, EUR, CHF, JPY LIBOR and the 1-week and 2-month USD settings of LIBOR after the end of 2021, The remaining USD LIBOR settings are scheduled to cease immediately after 30 June 2023.

How the Group is managing the transition to alternative benchmark rates

Barclays established a Group-wide LIBOR Transition Programme, further detail on the transition programme is available in the Barclays PLC Annual Report 2021 (Page 417). This Programme oversaw transition for GBP, EUR, CHF and JPY LIBOR exposures and continues to work to transition the remaining residual of unremediated exposures off of synthetic rates, in addition to overseeing USD LIBOR transition in preparation for the 30 June 2023 cessation.

The majority of GBP, EUR, CHF and JPY exposures have now transitioned off of LIBOR and good progress has been made with the unremediated exposures reported at year-end 2021. A small residual population of GBP, EUR and JPY contracts remain unremediated at the end of H1 2022. The majority of these have now reset onto GBP and JPY Synthetic LIBOR rates. We continue to work with clients to bilaterally transition these trades and have raised potential risks regarding note holder consent for securitised products and Local Authority consent for Public Finance Initiative (PFI) loan deals with our regulators.

The Barclays Group-wide LIBOR Transition Programme has also commenced focus on the transition of USD LIBOR exposures impacted by the 30 June 2023 cessation timeline. As with GBP, EUR, CHF and JPY LIBOR, USD LIBOR transition approaches will vary by product and nature of counterparty. H122 saw focused efforts to transition uncommitted lending exposure with further wide scale client engagement for other products due to commence in H222. Both active conversion of exposures and inclusion of fallback provisions will be leveraged for bilateral derivative and non-derivatives products. For cleared derivatives, Barclays is working with central clearing counterparties (CCPs) on transition which is expected to follow a market wide, standardised approach to reform similar to the CCP-led conversions in 2021.

The Group met the Q121 Federal Reserve Bank of New York milestone to cease new use of US dollar LIBOR, with limited exceptions. The Group has put in place controls so that any exceptions or exemptions are approved.

24.
Barclays PLC parent company balance sheet

	As at 30.06.22	As at 31.12.21
Assets	£m	£m
Investment in subsidiaries	63,633	62,528
Loans and advances to subsidiaries	20,369	22,072
Financial assets at fair value through the income statement	24,052	25,091
Derivative financial instruments	5	4
Other assets	235	68
Total assets	108,294	109,763

Liabilities
Deposits at amortised cost	545	488
Debt securities in issue	22,389	25,658
Subordinated liabilities	10,070	9,301
Financial liabilities designated at fair value	16,888	16,319
Derivative financial instruments	540	43
Other liabilities	104	117
Total liabilities	50,536	51,926

Equity
Called up share capital	4,133	4,188
Share premium account	375	348
Other equity instruments	12,347	12,241
Other reserves	616	555
Retained earnings	40,287	40,505
Total equity	57,758	57,837

Total liabilities and equity	108,294	109,763

Investment in subsidiaries

The investment in subsidiaries of £63,633m (December 2021: £62,528m) predominantly relates to investments in the ordinary shares of Barclays Bank PLC of £36,340m (December 2021: £35,590m) and their AT1 securities of £9,849m (December 2021: £9,493m), as well as investments in the ordinary shares of Barclays Bank UK PLC of £14,245m (December 2021: £14,245m) and their AT1 securities of £2,570m (December 2021: £2,570m). Barclays PLC considers the carrying value of its investment in subsidiaries to be fully recoverable.

Loans and advances to subsidiaries

During the period, loans and advances to subsidiaries decreased by £1,703m to £20,369m (December 2021: £22,072m). The decrease was driven by the maturity of £2,296m intragroup loans to Barclays Bank PLC and the maturity of £836m intragroup loans to Barclays Bank UK PLC. There was also a £397m share buyback which took place in Q222. This was partially offset by a foreign exchange impact of £1,326m due to depreciation of GBP against major currencies (although the FX impact is offset across the balance sheet liabilities) and £1,010m dividend receipts from Barclays Bank UK PLC.

Financial assets and liabilities designated at fair value

Financial liabilities designated at fair value of £16,888m (December 2021: £16,319m) comprise material issuances during the period of €2,250m Fixed Rate Resetting Senior Callable Notes and $400m Zero Coupon Callable Notes. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC which are included within the financial assets designated at fair value through the income statement balance of £24,052m (December 2021: £25,091m).

Subordinated liabilities and debt securities in issue

During the period, subordinated liabilities have increased to £10,070m (December 2021: £9,301m) largely driven by foreign exchange impact of £819m due to depreciation of GBP against major currencies. Debt securities in issue of £22,389m (December 2021: £25,658m) have reduced in the year due to the maturity of senior issuances.

Called up share capital and share premium

Called up share capital and share premium of Barclays PLC is £4,508m (December 2021: £4,536m). The decrease in the year is primarily due to 244m shares repurchased with a total nominal value of £61m. This decrease was offset by £33m of shares issued under employee share schemes.

Other equity instruments

Other equity instruments comprises AT1 securities issued by Barclays PLC. The increase in the year of £106m is driven by one issuance (principal amount of £1,250m) and one redemption (principal amount of $1,500m).

Other reserves

As at 30 June 2022, there was a balance of £616m (December 2021: £555m) in other reserves. The increase is due to the repurchase of shares as part of the share buyback.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Group subsidiaries such as Barclays Execution Services Limited and the US Intermediate Holding Company (IHC).

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on the page 52.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 116 to 120.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 116 to 122.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 33. Quoted as zero when credit impairment is a net release.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 29.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 123.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Half year ended 30.06.22	£m	£bn	%
Barclays UK	854	10.0	17.0
Corporate and Investment Bank	1,895	31.8	11.9
Consumer, Cards and Payments	188	4.4	8.5
Barclays International	2,083	36.2	11.5
Head Office	(462)	2.7	n/m
Barclays Group	2,475	48.9	10.1

Half year ended 30.06.211
Barclays UK	1,019	9.9	20.6
Corporate and Investment Bank	2,252	28.3	15.9
Consumer, Cards and Payments	386	4.0	19.1
Barclays International	2,638	32.3	16.3
Head Office	95	4.3	n/m
Barclays Group	3,752	46.5	16.1

1
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

	Half year ended 30.06.22
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	854	1,895	188	2,083	(462)	2,475

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	31.8	5.3	37.1	6.3	57.0
Average goodwill and intangibles	(3.6)	—	(0.9)	(0.9)	(3.6)	(8.1)
Average tangible shareholders' equity	10.0	31.8	4.4	36.2	2.7	48.9

Return on average tangible shareholders' equity	17.0%	11.9%	8.5%	11.5%	n/m	10.1%

	Half year ended 30.06.211
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit	1,019	2,252	386	2,638	95	3,752

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.5	28.3	4.6	32.9	8.0	54.4
Average goodwill and intangibles	(3.6)	—	(0.6)	(0.6)	(3.7)	(7.9)
Average tangible shareholders' equity	9.9	28.3	4.0	32.3	4.3	46.5

Return on average tangible shareholders' equity	20.6%	15.9%	19.1%	16.3%	n/m	16.1%

Performance measures excluding the Over-issuance of Securities

Profit attributable to ordinary equity holders of the parent	Half year ended 30.06.22 £m
Attributable profit	2,475
Post-tax impact of the Over-issuance of Securities	581
Profit attributable to ordinary equity holders of the parent excluding the Over-issuance of Securities	3,056

Return on average tangible shareholders' equity	£bn
Average tangible shareholders' equity	48.9

Return on average tangible shareholders' equity excluding the Over-issuance of Securities	12.5%

1.
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

Barclays Group
Return on average tangible shareholders' equity	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420	Q320
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,071	1,404	1,079	1,374	2,048	1,704	220	611

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	57.1	56.9	56.1	56.5	54.4	54.4	55.7	56.4
Average goodwill and intangibles	(8.1)	(8.1)	(8.1)	(8.2)	(7.9)	(7.9)	(8.1)	(8.1)
Average tangible shareholders' equity	49.0	48.8	48.0	48.3	46.5	46.5	47.6	48.3

Return on average tangible shareholders' equity	8.7%	11.5%	9.0%	11.4%	17.6%	14.7%	1.8%	5.1%

Barclays UK
Return on average allocated tangible equity	Q222	Q122	Q421	Q321	Q221	Q121	Q420	Q320
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	458	396	420	317	721	298	160	113

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.6	13.7	13.6	13.6	13.5	13.5	13.4	13.7
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.0	10.1	10.0	10.0	9.9	9.9	9.8	10.1

Return on average allocated tangible equity	18.4%	15.6%	16.8%	12.7%	29.1%	12.0%	6.5%	4.5%

1.
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

Barclays International
Return on average allocated tangible equity	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420	Q320
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	783	1,300	818	1,191	1,207	1,431	441	782

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	38.2	36.0	33.8	32.7	33.0	32.8	31.1	31.2
Average goodwill and intangibles	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)	(0.5)	(0.6)	(0.6)
Average allocated tangible equity	37.3	35.1	32.9	31.8	32.4	32.3	30.5	30.6

Return on average allocated tangible equity	8.4%	14.8%	9.9%	14.9%	14.9%	17.7%	5.8%	10.2%

Corporate and Investment Bank
Return on average allocated tangible equity	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420	Q320
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	579	1,316	695	1,085	989	1,263	413	627

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	32.7	30.8	28.7	27.8	28.4	28.2	26.3	26.4
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	32.7	30.8	28.7	27.8	28.4	28.2	26.3	26.4

Return on average allocated tangible equity	7.1%	17.1%	9.7%	15.6%	14.0%	17.9%	6.3%	9.5%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q222	Q122	Q421	Q321	Q221	Q121	Q420	Q320
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	204	(16)	123	106	218	168	28	155

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	5.5	5.2	5.1	4.9	4.6	4.6	4.8	4.8
Average goodwill and intangibles	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)	(0.5)	(0.6)	(0.6)
Average allocated tangible equity	4.6	4.3	4.2	4.0	4.0	4.1	4.2	4.2

Return on average allocated tangible equity	17.8%	(1.5)%	11.7%	10.5%	21.8%	16.5%	2.7%	14.7%

1.
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

Tangible net asset value per share	As at 30.06.22	Restated1 As at 31.12.21	Restated1 As at 30.06.21
	£m	£m	£m
Total equity excluding non-controlling interests	69,627	69,052	66,992
Other equity instruments	(12,357)	(12,259)	(11,167)
Goodwill and intangibles	(8,245)	(8,061)	(8,196)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	49,025	48,732	47,629

	m	m	m
Shares in issue	16,531	16,752	16,998

	p	p	p
Tangible net asset value per share	297	291	280

1.
2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Restatement of financial statements (Note 1) on page 87 for more information.

Shareholder Information

Results timetable1			Date
Ex-dividend date			11 August 2022
Dividend record date			12 August 2022
Cut off time of 5:00pm (UK time) for the receipt of Dividend Re-investment Programme (DRIP) Application Form Mandate			26 August 2022
Dividend payment date			16 September 2022
Q322 Results Announcement			26 October 2022

For qualifying US and Canadian resident ADR holders, the half year dividend of 2.25p per ordinary share becomes 9.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above

				% Change3
Exchange rates2	30.06.22	31.12.21	30.06.21	31.12.21	30.06.21
Period end - USD/GBP	1.22	1.35	1.38	(10)%	(12)%
6 month average - USD/GBP	1.30	1.36	1.39	(4)%	(6)%
3 month average - USD/GBP	1.26	1.35	1.40	(7)%	(10)%
Period end - EUR/GBP	1.16	1.19	1.17	(3)%	(1)%
6 month average - EUR/GBP	1.19	1.17	1.15	2%	3%
3 month average - EUR/GBP	1.18	1.18	1.16	—	2%

Share price data
Barclays PLC (p)	153.12	187.00	171.12
Barclays PLC number of shares (m)4	16,531	16,752	16,998

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20555 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1
Note that this date is provisional and subject to change.
2
The average rates shown above are derived from daily spot rates during the year.
3
The change is the impact to GBP reported information.
4
The number of shares of 16,531m is different from the 16,509m quoted in the 1 July 2022 RNS because the share buyback transactions executed on the 29 and 30 June 2022 did not settle until 1 July 2022 and 4 July 2022.
5
Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.